CONSOLIDATED INTERIM FINANCIAL STATEMENTS Corresponding to the periods ended as of June 30, 2025 (Unaudited), December 31, 2024, and June 30, 2024 (Unaudited) Sociedad Química y Minera de Chile S.A. and subsidiaries In thousands of United States dollars This document includes: - Independent Auditor's Report - Consolidated Interim Statements of Financial Position - Consolidated Interim Statements of Income - Consolidated Interim Statements of Comprehensive Income - Consolidated Interim Statements of Cash Flows - Consolidated Interim Statements of Changes in Equity - Notes to the Consolidated Interim Financial Statements Table of Contents –Consolidated Financial Statements Consolidated Interim Statements of Financial Position .................................................... 1 Consolidated Interim Statements of Income (Unaudited) ................................................ 3 Consolidated Interim Statements of Comprehensive Income (Unaudited) .................... 4 Consolidated Interim Statements of Cash Flows (Unaudited) ......................................... 5 Consolidated Interim Statements of Changes in Equity (Unaudited) ............................. 7 Glossary ................................................................................................................................. 8 Note 1 Identification and Activities of the Company and Subsidiaries ...................... 10 1.1 Historical background .......................................................................................................... 10 1.2 Main domicile where the Company performs its production activities ............................... 10 1.3 Codes of main activities ....................................................................................................... 10 1.4 Description of the nature of operations and main activities................................................. 10 1.5 Other background ................................................................................................................ 12 1.6 Dividend payable to Codelco .............................................................................................. 13 Note 2 Basis of presentation for the consolidated interim financial statements ........ 14 2.1 Accounting period ............................................................................................................... 14 2.2 Consolidated financial statements ....................................................................................... 14 2.3 Basis of measurement .......................................................................................................... 15 2.4 Accounting pronouncements ............................................................................................... 15 2.5 Basis of consolidation .......................................................................................................... 17 2.6 Investments in associates and joint ventures ....................................................................... 21 Note 3 Significant accounting policies ............................................................................ 22 3.1 Classification of balances as current and non-current ......................................................... 22 3.2 Functional and presentation currency .................................................................................. 22 3.3 Accounting policy for foreign currency translation ............................................................. 22 3.4 Consolidated statement of cash flows .................................................................................. 24 3.5 Financial assets accounting policy ....................................................................................... 24 3.6 Financial assets impairment ................................................................................................. 25 3.7 Financial liabilities ............................................................................................................... 26 3.8 Estimated fair value of financial instruments ...................................................................... 26 3.9 Reclassification of financial instruments ............................................................................. 27 3.10 Financial instruments derecognition .................................................................................... 27 3.11 Derivative and hedging financial instruments ..................................................................... 27 3.12 Derivative financial instruments not considered as hedges ................................................. 28 3.13 Deferred acquisition costs from insurance contracts ........................................................... 28 3.14 Leases .................................................................................................................................. 28 3.15 Inventory measurement........................................................................................................ 29 3.16 Non-controlling interests ..................................................................................................... 30 3.17 Related party transactions .................................................................................................... 30 3.18 Property, plant and equipment ............................................................................................. 30 3.19 Depreciation of property, plant and equipment ................................................................... 31 3.20 Goodwill .............................................................................................................................. 32 3.21 Intangible assets other than goodwill ................................................................................... 32 3.22 Research and development expenses ................................................................................... 33 3.23 Exploration and evaluation expenses ................................................................................... 33 3.24 Impairment of non-financial assets ...................................................................................... 34 3.25 Dividends ............................................................................................................................. 35 3.26 Earnings per share ................................................................................................................ 35 3.27 Other provisions ................................................................................................................... 36 3.28 Obligations related to employee termination benefits and pension commitments .............. 36 3.29 Compensation plans ............................................................................................................. 36 3.30 Revenue recognition ............................................................................................................ 37 3.31 Finance income and finance costs ....................................................................................... 37 3.32 Current income tax and deferred ......................................................................................... 37 3.33 Operating segment reporting ............................................................................................... 38 3.34 Primary accounting criteria, estimates and assumptions ..................................................... 39 3.35 Government grants ............................................................................................................ 40 3.36 Environment ...................................................................................................................... 40 Note 4 Financial risk management ................................................................................. 41 4.1 Financial risk management policy ....................................................................................... 41 4.2 Risk Factors ......................................................................................................................... 41 4.3 Financial risk management .................................................................................................. 46 Note 5 Separate information on the main office, parent entity and joint action agreements ........................................................................................................................... 47 5.1 Parent’s stand-alone assets and liabilities ............................................................................ 47 5.2 Parent entity ......................................................................................................................... 47 Note 6 Board of Directors, Senior Management and Key management personnel .. 48 6.1 Remuneration of the Board of Directors and Senior Management ...................................... 48 6.2 Key management personnel compensation .......................................................................... 50 Nota 7 Background on companies included in consolidation and non-controlling interests… ............................................................................................................................ 51 7.1 Assets, liabilities and profit of consolidated subsidiaries. ...................................................... 51 7.2 Non-controlling interests ........................................................................................................ 55 Note 8 Equity-accounted investees .................................................................................. 56 8.1 Investments in associates recognized according to the equity method of accounting ......... 56 8.2 Assets, liabilities, revenue and expenses of associates ........................................................ 57 8.3 Disclosures regarding interests in associates ....................................................................... 58 Note 9 Joint Ventures ....................................................................................................... 59 9.1 Investment in joint ventures accounted for under the equity method of accounting. .......... 59 9.2 Assets, liabilities, revenue and expenses from joint ventures .............................................. 61 9.3 Other Joint Venture disclosures ........................................................................................... 62 9.4 Disclosure of interests in joint ventures ............................................................................... 63 9.5 Joint Operations. .................................................................................................................. 63 Note 10 Cash and cash equivalents ................................................................................. 64 10.1 Types of cash and cash equivalents ..................................................................................... 64 10.2 Short-term investments, classified as cash equivalents ....................................................... 64 10.3 Amount restricted cash balances .......................................................................................... 65 10.4 Short-term deposits, classified as cash equivalents ............................................................. 66 Note 11 Inventories ............................................................................................................ 68 Note 12 Related party disclosures ................................................................................... 70 12.1 Related party disclosures ..................................................................................................... 70 12.2 Relationships between the parent and the entity .................................................................. 70 12.3 Detailed identification of related parties and subsidiaries ................................................... 71 12.4 Detail of related parties and related party transactions ........................................................ 73 12.5 Trade receivables due from related parties, current: ............................................................ 74 12.6 Current trade payables due to related: ................................................................................. 74 12.7 Other disclosures: ................................................................................................................ 74 Note 13 Financial instruments ........................................................................................... 75 13.1 Types of other current and non-current financial assets ...................................................... 75 13.2 Trade and other receivables ................................................................................................. 76 13.3 Hedging assets and liabilities ............................................................................................... 78 13.4 Financial liabilities ............................................................................................................... 80 13.5 Trade and other payables ..................................................................................................... 89 13.6 Financial asset and liability categories ................................................................................ 90 13.7 Fair value measurement of finance assets and liabilities ..................................................... 91 13.8 Reconciliation of net debt and lease liabilities. ................................................................... 94 Note 14 Right-of-use assets and lease liabilities ............................................................... 96 14.1 Right-of-use assets ............................................................................................................... 96 14.2 Lease liabilities .................................................................................................................... 97 Note 15 Intangible assets and goodwill .......................................................................... 102 15.1 Reconciliation of changes in intangible assets and goodwill ............................................. 102 Note 16 Property, plant and equipment ........................................................................ 105 16.1 Types of property, plant and equipment ............................................................................ 105 16.2 Reconciliation of changes in property, plant and equipment by type: ............................... 107 16.3 Detail of property, plant and equipment pledged as guarantee .......................................... 108 16.4 Cost of capitalized interest, property, plant and equipment ............................................... 108 Note 17 Other current and non-current non-financial assets .................................... 109 Note 18 Employee benefits ............................................................................................. 112 18.1 Provisions for employee benefits ....................................................................................... 112 18.2 Policies on defined benefit plan ......................................................................................... 112 18.3 Other long-term benefits .................................................................................................... 113 18.4 Post-employment benefit obligations ................................................................................ 113 18.5 Staff severance indemnities ............................................................................................... 114 18.6 Executive compensation plan ............................................................................................ 115 Note 19 Provisions and other non-financial liabilities .................................................. 116

19.1 Types of provisions ... 116
19.2 Description of other provisions ... 117
19.3 Changes in provisions ... 119
19.4 Other non-financial liabilities, current ... 120
19.5 Joint Venture Agreement with Codelco ... 120
Note 20 Disclosures on equity ... 121
20.1 Capital management ... 121
20.2 Operational restrictions and financial limits ... 122
20.3 Disclosures on share capital ... 123
20.4 Disclosures on reserves in Equity ... 124
20.5 Dividend policies ... 126
20.6 Final dividends ... 127
20.7 Potential and provisional dividends ... 127
20.8 Dividend distribution to Codelco ... 127
Note 21 Contingencies and restrictions ... 128
21.1 Lawsuits and other relevant events ... 128
21.2 Administrative - Environmental contingencies ... 129
21.3 Tax Contingencies ... 130
21.4 Association with Codelco ... 132
21.5 Other matters ... 132
21.6 Indirect guarantees ... 133
Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. ... 134
22.1 Revenue from operating activities customer activities ... 134
22.2 Cost of sales ... 135
22.3 Other income ... 136
22.4 Administrative expenses ... 136
22.5 Other expenses ... 137
22.6 Other losses ... 137
22.7 Impairment losses and reversals for financial assets ... 137
22.8 Summary of expenses by nature ... 138
22.9 Finance expenses ... 138
22.10 Finance income ... 138
Note 23 Reportable segments ... 139
23.1 Reportable segments ... 139
23.2 Reportable segment disclosures: ... 141
23.3 Statement of comprehensive income classified by reportable segments based on groups of products ... 143
23.4 Disclosures on geographical areas ... 145
23.5 Disclosures on main customers ... 145
23.6 Segments by geographical areas ... 146
Note 24 Effect of fluctuations in foreign currency exchange rates ... 147

Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates……... 148
Note 26 Income tax and deferred taxes 154
26.1 Current and non-current tax assets.. 154
26.2 Current tax liabilities 155
26.3 Income tax and deferred taxes 156
Nota 27 Environment 163
27.1 Disclosures of disbursements related to the environment.. 163
Note 28 Events occurred after the reporting date 173
28.1 Authorization of the financial statements 173
28.2 Disclosures on events occurring after the reporting date.. 173

Consolidated Interim Financial Statements
June 30, 2025

Consolidated Interim Statements of Financial Position

Assets	Note N°	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
		ThUS$	ThUS$
Current Assets			
Cash and cash equivalents	10.1	1,565,586	1,377,851
Other current financial assets	13.1	667,217	1,079,595
Other current non-financial assets	17	127,862	200,705
Trade and other receivables, current	13.2	683,050	606,137
Trade receivables due from related parties, current	12.5	34,905	28,706
Current inventories	11	1,851,147	1,702,185
Current tax assets	26.1	557,953	583,143
Total current assets other than those classified as held for sale or disposal		**5,487,720**	**5,578,322**
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		**118**	**118**
Total current assets		**5,487,838**	**5,578,440**

Non-current assets			
Other non-current financial assets	13.1	62,242	60,706
Other non-current non-financial assets	17	362,958	364,166
Non-current trade receivables	13.2	3,303	2,727
Investments accounted for under the equity method	8.1-9.1	629,693	585,794
Intangible assets other than goodwill	15.1	162,671	167,968
Goodwill	15.1	958	948
Property, plant and equipment net	16.1	4,525,769	4,433,645
Right-of-use assets	14.1	79,959	84,070
Non-current tax assets	26.1	59,583	59,541
Deferred tax assets	26.3	149,062	157,564
Total non-current assets		**6,036,198**	**5,917,129**
Total assets		**11,524,036**	**11,495,569**

The accompanying notes form an integral part of these consolidated interim financial statements.

1

1

Consolidated Interim Financial Statements
June 30, 2025

Consolidated Interim Statements of Financial Position

Liabilities and Equity	Note N°	As of June 30, 2025 (Unaudited) ThUS$	As of December 31, 2024 (Audited) ThUS$
Current liabilities			
Other current financial liabilities	13.4	903,929	1,163,468
Lease liabilities, current	14.2	24,015	23,011
Trade and other payables, current	13.5	390,142	471,449
Current trade payables due to related parties	12.6	11,029	10,265
Other current provisions	19.1	266,529	311,197
Current tax liabilities	26.2	62,112	79,841
Provisions for employee benefits, current	18.1	42,751	31,546
Other current non-financial liabilities	19.4	180,974	128,039
Total current liabilities		**1,881,481**	**2,218,816**
Non-current liabilities			
Other non-current financial liabilities	13.4	3,774,999	3,600,582
Non-current lease liabilities	14.2	57,260	60,801
Other non-current provisions	19.1	58,453	53,317
Deferred tax liabilities	26.3	318,628	298,379
Non-current provisions for employee benefits	18.1	39,530	65,607
Total non-current liabilities		**4,248,870**	**4,078,686**
Total liabilities		**6,130,351**	**6,297,502**
Equity			
Equity attributable to owners of the Parent	**20**		
Share capital		1,577,623	1,577,623
Retained earnings		3,778,777	3,620,612
Other reserves		(2,461)	(37,416)
Subtotal Equity attributable to owners of the Parent		**5,353,939**	**5,160,819**
Non-controlling interests		39,746	37,248
Total equity		**5,393,685**	**5,198,067**
Total liabilities and equity		**11,524,036**	**11,495,569**

The accompanying notes form an integral part of these consolidated interim financial statements.

2

Consolidated Interim Financial Statements
June 30, 2025

Consolidated Interim Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note N°	For the period from January to June of the year (Unaudited)		For the period from April to June (Unaudited)	
		2025	2024	2025	2024
		ThUS$	ThUS$	ThUS$	ThUS$
Revenue	22.1	2,079,307	2,378,134	1,042,677	1,293,617
Cost of sales	22.2	(1,521,043)	(1,625,659)	(789,097)	(909,671)
Gross profit		**558,264**	**752,475**	**253,580**	**383,946**
Other income	22.3	4,372	2,565	3,037	1,274
Administrative expenses	22.4	(90,954)	(83,662)	(47,587)	(45,341)
Other expenses	22.5	(53,005)	(43,113)	(36,425)	(26,912)
Impairment of financial assets and reversal of impairment losses	22.7	141	1,481	169	905
Other losses	22.6	(7,687)	(2,145)	(6,579)	(108)
Income from operating activities		**411,131**	**627,601**	**166,195**	**313,764**
Finance income	22.10	40,657	48,548	20,997	22,228
Finance costs	16-22.9	(99,247)	(101,282)	(45,307)	(54,443)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	4,164	6,902	1,333	2,346
Foreign currency translation differences	24	1,973	5,606	3,742	3,304
Income before taxes		**358,678**	**587,375**	**146,960**	**287,199**
Income tax expense	26.3	(130,958)	(1,241,235)	(57,574)	(72,392)
Net (losses) Income		**227,720**	**(653,860)**	**89,386**	**214,807**
Net income (losses) attributable to:					
Net income (losses) attributable to owners of the parent		225,950	(655,918)	88,422	213,590
Net Income attributable to non-controlling interests		1,770	2,058	964	1,217
Net income (losses)		**227,720**	**(653,860)**	**89,386**	**214,807**

Earnings per share	Note N°	For the period from January to June of the year		For the period from April to June	
		2025	2024	2025	2024
		ThUS$	ThUS$	ThUS$	ThUS$
Common shares					
Basic Earnings (losses) per share (US$ per share)		0.7910	(2.2963)	0.3096	0.7478
Diluted common shares					
Diluted Earnings (losses) per share (US$ per share)		0.7910	(2.2963)	0.3096	0.7478

The accompanying notes form an integral part of these consolidated interim financial statements.

3

Consolidated Interim Financial Statements
June 30, 2025

Solutions for human progress

Consolidated Interim Statements of Comprehensive Income (Unaudited)

Consolidated Interim Statements of Comprehensive Income	For the period from January to June of the year (Unaudited)		For the period from April to June (Unaudited)	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Net income (losses)	227,720	(653,860)	89,386	214,807
Items of other comprehensive income that will not be reclassified to income for the year, before taxes				
(Losses) gains from measurements of defined benefit plans	(439)	6,074	(849)	1,130
Gains (losses) from financial assets measured at fair value through other comprehensive income	5,451	(810)	4,156	11,264
Total other comprehensive income (loss) that will not be reclassified to income for the year, before taxes	**5,012**	**5,264**	**3,307**	**12,394**
Items of other comprehensive income that will be reclassified to income for the year, before taxes				
Gains (Losses) from foreign currency exchange	34,778	(1,074)	34,566	(438)
Cash flow hedges- effective portion of changes in fair value	2,575	6,656	797	3,208
Cash flow hedges-reclassified to income for the period	(7,761)	(2,294)	979	1,914
Total other comprehensive (losses) that will be reclassified to income for the year	**29,592**	**3,288**	**36,342**	**4,684**
Other items of other comprehensive (losses), before taxes	**34,604**	**8,552**	**39,649**	**17,078**
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year				
Income tax (expense) benefit related to defined benefit plans measured through other comprehensive income	94	(1,613)	235	(266)
Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income	(1,472)	(1,554)	(1,122)	(1,647)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	**(1,378)**	**(3,167)**	**(887)**	**(1,913)**
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year				
Income tax expense related to gains on cash flow hedges	1,400	(1,178)	(480)	(1,383)
Total income tax benefit relating to components of other comprehensive income that will be reclassified to profit for the year	**1,400**	**(1,178)**	**(480)**	**(1,383)**

Total other comprehensive (loss)	**34,626**	**4,207**	**38,282**	**13,782**
Total comprehensive income (loss)	**262,346**	**(649,653)**	**127,668**	**228,589**
Comprehensive income (loss) attributable to				
Comprehensive income (loss) attributable to owners of the parent	260,685	(651,841)	126,742	227,421
Comprehensive income attributable to non-controlling interest	1,661	2,188	926	1,168
	262,346	**(649,653)**	**127,668**	**228,589**

See note 20.

The accompanying notes form an integral part of these consolidated interim financial statements.

4

Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to June of the year (Unaudited)	
		2025	2024
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities			
Classes of cash receipts generated from operating activities			
Cash receipts from sales of goods and rendering of services		2,211,815	2,758,829
Classes of Payments			
Cash payments to suppliers for the provision of goods and services		(1,787,344)	(1,868,676)
Cash payments relating to variable leases	22.8	(1,879)	(2,647)
Other payments related to operating activities		(49,590)	(22,545)
Net cash generated from operating activities		**373,002**	**864,961**
Dividends received	8.1-9.1	5,023	17,034
Interest paid		(127,032)	(122,199)
Interest paid on lease liabilities	22.9	(1,551)	(1,092)
Interest received		56,124	55,635
Income taxes paid		(97,869)	(166,771)
Other cash inflows (1)	3.4	116,589	61,757
Net Cash generated from operating activities		**324,286**	**709,325**
Cash flows generated from (used in) investing activities			
Purchase of ownership interest in associates and joint ventures	9.4	(105)	(350,369)
Acquisition of equity instruments	13.1	(6,300)	(10,077)
Acquisition of subsidiaries	2.5	(11,485)	(106,522)
Payment of loans from related entities		763	-
Acquisition of property, plant and equipment		(391,061)	(397,813)
Proceeds from sales of intangible assets		281	414
Proceeds related to futures, forward options and swap contracts		-	(10,041)
Loans to related parties		(8,827)	776
Purchase of other long-term assets	17	-	(3,770)
Other cash inflows (2) (3)		413,739	197,770
Cash flow (used in) from investing activities		**(2,995)**	**(679,632)**

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grant.

(2) Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

(3) Other cash inflows (outflows) from investing activities include guarantees deposits described in note 13.2.

The accompanying notes form an integral part of these consolidated interim financial statements.

5

Consolidated Interim Financial Statements
June 30, 2025

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to June of the year (Unaudited)	
		2025	2024
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities			
Payments of lease liabilities		(12,836)	(9,329)
Proceeds from long-term loans		164,000	-
Receipts from short-term loans		370,000	750,000
Loan repayments		(641,905)	(707,571)
(Payments) proceeds from hedges associated to loans		(151)	516
Dividends paid		(4,686)	(66,005)
Net cash flows generated from (used in) financing activities		**(125,578)**	**(32,389)**
Net increase in cash and cash equivalents before the effect of changes in the exchange rate		**195,713**	**(2,696)**
Effects of exchange rate fluctuations on cash and cash equivalents		**(7,978)**	**(5,607)**
Increase in cash and cash equivalents		**187,735**	**(8,303)**
Cash and cash equivalents at beginning		**1,377,851**	**1,041,369**
Cash and cash equivalents at end	10	**1,565,586**	**1,033,066**

The accompanying notes form an integral part of these consolidated interim financial statements.

6

Consolidated Interim Financial Statement
June 30, 2025

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	**1,577,623**	**(38,024)**	**7,314**	**(5,702)**	**(11,179)**	**(47,591)**	**10,175**	**(37,416)**	**3,620,612**	**5,160,819**	**37,248**	**5,198,067**
Net income	-	-	-	-	-	-	-	-	225,950	225,950	1,770	227,720
Other comprehensive (loss) income	-	34,883	(3,786)	3,979	(341)	34,735	-	34,735	-	34,735	(109)	34,626
Comprehensive income	-	34,883	(3,786)	3,979	(341)	34,735	-	34,735	225,950	260,685	1,661	262,346
Dividends (1)	-	-	-	-	-	-	-	-	(67,785)	(67,785)	(571)	(68,356)
Other increases (decreases) in equity	-	-	-	-	-	-	220	220	-	220	1,408	1,628
Total changes in equity	-	34,883	(3,786)	3,979	(341)	34,735	220	34,955	158,165	193,120	2,498	195,618
Equity as of June 30, 2025	1,577,623	(3,141)	3,528	(1,723)	(11,520)	(12,856)	10,395	(2,461)	3,778,777	5,353,939	39,746	5,393,685

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	**1,577,643**	**(4,921)**	**(930)**	**122,294**	**(13,454)**	**102,989**	**11,881**	**114,870**	**3,838,162**	**5,530,675**	**36,230**	**5,566,905**
Net loss	-	-	-	-	-	-	-	-	(655,918)	(655,918)	2,058	(653,860)
Other comprehensive (loss) income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	-	4,077	130	4,207
Comprehensive income	-	(1,179)	3,184	(2,364)	4,436	4,077	-	4,077	(655,918)	(651,841)	2,188	(649,653)
Equity instruments irrevocably recognized in other comprehensive income (loss)	-	-	-	(128,793)	-	-	-	(128,793)	186,809	58,016	-	58,016
Dividends (1)	-	-	-	-	-	-	-	-	-	-	(467)	(467)
Capital decrease	(20)	-	-	-	-	-	20	20	-	-	-	-
Other increases in equity	-	1,603	-	-	-	-	(1,532)	71	-	71	-	71
Total changes in equity	(20)	424	3,184	(131,157)	4,436	4,077	(1,512)	(124,625)	(469,109)	(593,754)	1,721	(592,033)
Equity as of June 30, 2024	1,577,623	(4,497)	2,254	(8,863)	(9,018)	107,066	10,369	(9,755)	3,369,053	4,936,921	37,951	4,974,872

(1) See Note 20.7

The accompanying notes form an integral part of these consolidated interim financial statements.

7

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“**ADS**’’ American Depositary Shares;

“**CAM**’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“**CCHEN**’’ Chilean Nuclear Energy Commission;

“**CCS**’’ cross currency swap;

“**CINIIF**’’ International Financial Reporting Interpretations Committee;

“**CMF**’’ Financial Market Commission;

“**Codelco**” Chilean Corporación Nacional del Cobre;

“**Directors’ Committee**” The Company’s Directors’ Committee;

“**Corporate Governance Committee**’’ The Company’s Corporate Governance Committee;

“**Health, Safety and Environment Committee**’’ The Company’s Health, Safety and Environment Committee;

“**Lease Agreement**’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“**Project Contract**” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“**Corfo**” Chilean Economic Development Agency;

“**DCV**’’ Central Securities Depository;

“**DGA**’’ General Directorate of Water Resources;

“**Board**” The Company’s Board of Directors;

“**Dollar**’’ o “**US$**’’ Dollars of the United States of America;

“**PFIC**’’ Passive foreign investment company;

“**United States**” United States of America;

“**FCPA**” Foreign Corrupt Practices Act of the United States of America;

“**FNE**’’ Chilean National Economic Prosecutor's Office;

“**Management**’’ the Company’s management;

"**SQM Group**’’ The corporate group composed of the Company and its subsidiaries

“**Pampa Group**’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“**IASB**’’ International Accounting Standards Board;

“**SSI**’’ Staff severance indemnities;

“**IFRIC**’’ International Financial Reporting Standards Interpretations Committee;

“**CPI**” Consumer Price Index;

“**IRSW**” interest rate swap;

“**Securities Market Law**” Securities Market Law No. 18,045;

8

8

Notes to the Consolidated Interim Financial Statements
June 30, 2025

"**Corporate Law**" Law 18,046 on corporations;

"**ThUS$**" thousands of Dollars;

"**MUS$**" millions of Dollars;

"**IAS**" International Accounting Standard;

"**IFRS**" International Financial Reporting Standards;

"**ILO**" International Labor Organization;

"**WHO**" World Health Organization;

"**Pesos**'' or "**Ch$**" Chilean pesos, legal tender in Chile;

"**SEC**'' Securities and Exchange Commission;

"**Sernageomin**'' National Geology and Mining Service;

"**SIC**'' Standard Interpretations Committee;

"**IRS**"Internal Revenue Service of Chile;

"**SMA**" Environmental Superintendent's Office;

"**Company**" Sociedad Química y Minera de Chile S.A.;

"**SOFR**" Secured overnight financing rate;

"**SQM Industrial**" SQM Industrial S.A.;

"**SQM NA**" SQM North America Corporation;

"**SQM Nitratos**" SQM Nitratos S.A.;

"**SQM Potasio**" SQM Potasio SpA., formerly SQM Potasio S.A.;

"**SQM Salar**" SQM Salar SpA., formerly SQM Salar S.A.;

"**Tianqi**" Tianqi Lithium Corporation;

"**UF**" Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

9

9

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 1 Identification and Activities of the Company and Subsidiaries

1.1 Historical background

Sociedad Química y Minera de Chile S.A. (the "Company" or "SQM") is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2 Main domicile where the Company performs its production activities

The Company's main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia.

1.3 Codes of main activities

The codes of the main activities as established by the CMF, as follows:

- 1700 (Mining)
- 2200 (Chemical products)
- 1300 (Investment)

1.4 Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

10

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

11

Notes to the Consolidated Interim Financial Statements
June 30, 2025

1.5 Other background

(a) Employees

As of June 30, 2025, and December 31, 2024, the workforce was as follows:

Employees	As of June 30, 2025			As of December 31, 2024		
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	28	175	203	25	167	192
Professionals	209	3,021	3,230	211	3,179	3,390
Technicians and operators	389	4,127	4,516	411	4,351	4,762
Total	626	7,323	7,949	647	7,697	8,344

Place of work	As of June 30, 2025			As of December 31, 2024		
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	626	6,372	6,998	647	6,611	7,258
Outside Chile	-	951	951	-	1,086	1,086
Total	626	7,323	7,949	647	7,697	8,344

(b) Main shareholders

As of June 30, 2025, there were 1,083 shareholders.

Following table shows information about the main shareholders of the Company's Series A or Series B shares in circulation as of June 30, 2025, and as of December 31, 2024, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of June 30, 2025	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC Spa	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRS	-	-	45,925,753	32.16%	16.08%
Sociedad De Inversiones Pampa Calichera S.A.	41,775,389	29.25%	1,611,227	1.13%	15.19%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,472,873	8.03%	4.02%
AFP Habitat S.A.	615,559	0.43%	9,058,852	6.34%	3.39%
Global Mining Spa	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	7,956,032	5.57%	2.79%
AFP Capital S.A.	-	-	7,378,857	5.17%	2.58%
AFP Provida S.A.	-	-	7,306,665	5.12%	2.56%
AFP Cuprum S.A.	-	-	6,282,806	4.40%	2.20%
Banco De Chile on behalf of Citi NA New York Clie.	67,463	0.05%	4,774,638	3.34%	1.70%

12

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

Shareholders as of December 31, 2024	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	-	-	21.90%
Sociedad De Inversiones Pampa Calichera S.A.	41,885,389	29.33%	1,611,227	1.13%	15.23%
The Bank Of New York Mellon ADRS	-	-	42,599,351	29.83%	14.91%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,210,700	7.85%	3.92%
AFP Habitat S.A.	614,872	0.43%	9,927,240	6.95%	3.69%
Global Mining SpA	8,798,539	6.16%	-	-	3.08%
AFP Provida S.A.	-	-	8,160,173	5.71%	2.86%
AFP Capital S.A.	-	-	7,924,281	5.55%	2.77%
AFP Cuprum S.A.	-	-	7,867,910	5.51%	2.75%
Banco Santander on behalf of foreign investors	-	-	7,809,941	5.47%	2.73%
Banco De Chile on Behalf of Non-Resident Third Parties	55,980	0.04%	4,965,585	3.48%	1.76%

(1) As reported by DCV, which records the Company's shareholders' register as of June 30, 2025, and December 31, 2024, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM's shares as of June 30, 2025. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly as of June 30, 2025, and December 31, 2024, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.

(2) As June 30, 2025 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,213,842 Series A shares held in custody by stockbrokers and as of December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers

1.6 Dividend payable to Codelco

On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: . https://ir.sqm.com/news-events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.

As of the publication date of SQM S.A.'s second quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein.

The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 3.25, 19.5 and 20.8.

13

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

Note 2 Basis of presentation for the consolidated interim financial statements

2.1 Accounting period

These consolidated interim financial statements cover the following periods:

(a) Consolidated Interim Statements of Financial Position as of June 30, 2025 and December 31, 2024.
(b) Consolidated Interim Statements of Income for the six-month periods ended June 30, 2025 and 2024.
(c) Consolidated Interim Statements of Comprehensive Income for the six-month periods ended June 30, 2025 and 2024.
(d) Consolidated Interim Statements of Changes in Equity for the six-month periods ended June 30, 2025 and 2024.
(e) Consolidated Interim Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024.

2.2 Consolidated financial statements

The interim consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 "Interim Financial Reporting" incorporated into IFRS accounting standards.

The interim consolidated financial statements should be read in conjunction with the annual financial statements as of December 31, 2024.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2024. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

14

Notes to the Consolidated Interim Financial Statements
June 30, 2025

2.3 Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the following:

(a) Inventories are recorded at the lower of cost and net realizable value.
(b) Financial derivatives measured at fair value.
(c) Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4 Accounting pronouncements

New accounting pronouncements

(a) The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability	currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company's consolidated financial statements.

15

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(b) Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2025 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024	This amendment: - Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system; - Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI); - Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and - Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI).	01-01-2026
Annual Improvements to IFRSs	The following improvements were published in July 2024: -IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved. -IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition. -IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price". -IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are "de facto agents". -IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of "equity method" was amended by eliminating the reference to the "cost method".	01-01-2026
IFRS 18 Presentation and Disclosure in Financial Statements	The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: - the structure of the statement of profit or loss; - required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and - enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.	01-01-2027
Amendment to IFRS 9 and IFRS 7: Contracts referencing nature-dependent electricity.	Published in December 2024. This amendment includes: - Clarifying the application of the "own-use" requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows.	01-01-2026

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company's financial statements.

16

Notes to the Consolidated Interim Financial Statements
June 30, 2025

2.5 Basis of consolidation

(a) Subsidiaries

The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.

Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

17

Notes to the Consolidated Interim Financial Statements
June 30, 2025

The following tables detail general information as of June 30, 2025 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest		
					Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (6)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	100.0000	-	100.0000
Serv. Integrales de Tránsito y Transferencias S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda. (17)	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	-	-	-
SQM Salar SpA (7)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MAG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM Nueva Potasio SpA (8)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.6703	0.3297	100.0000
SQM Lab SpA (14)	78.009.141-K	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial III SpA (21)	76.641.889-9	Los Militares 4290, Las Condes	Chile	Dollar	99.0500	0.9500	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (2)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.47000	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.9900	100.0000

18

Notes to the Consolidated Interim Financial Statements June 30, 2025 19 Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Direct Direct Royal Seed Trading Corporation A.V.V. (3) Foreign Caya Ernesto O. Petronia 17, Orangestad Aruba Dollar - - - SQM France S.A. Foreign ZAC des Pommiers 27930 FAUVILLE France Dollar - 100.0000 100.0000 Administración y Servicios Santiago S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 SQM Nitratos México S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 Soquimich European Holding B.V. Foreign Luna Arena, Herikerbergweg 238 1101 CM Amsterdam Holland Dollar - 100.0000 100.0000 SQM Iberian S.A. Foreign Provenza 251 Principal 1a CP 08008, Barcelona Spain Dollar - 100.0000 100.0000 SQM África Pty Ltd. Foreign Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg South Africa Dollar - 100.0000 100.0000 SQM Oceanía Pty Ltd. Foreign Level 9, 50 Park Street, Sydney NSW 2000, Sydney Australia Dollar - 100.0000 100.0000 SQM Beijing Commercial Co. Ltd. Foreign Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R. China Dollar - 100.0000 100.0000 SQM Thailand Limited (15) Foreign Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok Thailand Dollar - 99.9980 99.9980 SQM Colombia SAS Foreign Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia. Colombia Dollar - 100.0000 100.0000 SQM Australia PTY Foreign Level 16, 201 Elizabeth Street Sydney Australia Dollar - 100.0000 100.0000 SQM (Shanghai) Chemicals Co. Ltd. Foreign Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China China Dollar - 100.0000 100.0000 Soquimich LLC Foreign Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea South Korea Dollar - 100.0000 100.0000 SQM Holland B.V. Foreign Herikerbergweg 238, 1101 CM Amsterdam Zuidoost Holland Dollar - 100.0000 100.0000 Soquimich Comercial Brasil Ltda. Foreign Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá Brazil Dollar - 100.0000 100.0000 Blue Energy Business and Trade (Shanghai) Co., Ltd. (4) Foreign 300 Huaihai Middle Road, distrito de Huangpu, Shanghai China Dollar - 100.0000 100.0000 SQM Comercial Perú S.A.C. (5) Foreign Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Peru Dollar 0.00001 99.9999 100.0000 SQM India Private Limited (9) Foreign LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra India Indian Rupee 0.0202 99.9798 100.0000 Sichuan Dixin New Energy Co., Ltd. (*) Foreign No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province China Chinese Yuan - 100.0000 100.0000 SQM (Shanghai) Industrial Co, Ltd. (10) Foreign West Nanjing Road Branch, Shanghai. China Dollar - 100.0000 100.0000 Sociedad Química y Minera Maroc (11) Foreign Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marruecos. Morocco Dollar - 100.0000 100.0000 SQM Lithium North America Corporation (12) Foreign 2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA. United States of America Dollar - 100.0000 100.0000 SQM Lithium Europe NV (13) Foreign Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgica Belgium Dollar - 100.0000 100.0000 SQM Japan Lithium Co. Ltd. (16) Foreign #207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japón Japan Dollar - 100.0000 100.0000 Harding Battery Minerals (Novo JV) Foreign Level 19, 109 St Georges Tce, WA 6000 Australia Australiano Dollar - 75.0000 75.0000 Pirra Lithium Pty Ltd (18) Foreign Suite 12, 11 Ventnor Avenue west Perth WA 6005, Australia Australia Australiano Dollar - 80.0000 80.0000 SQM Hellas A.E. (19) Foreign Dorou 2, 10431 Atenas, Grecia Greece Dollar - 99.9800 99.9800 SQM Canada Inc. (20) Foreign 40 Temperance Street, Suite 3200, Toronto, Ontario, Canada Canada Dollar - 100.0000 100.0000 (1) SQM has control over Comercial Agrorama Ltda.´s management. (2) During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated. (3) During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated. (4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. Notes to the Consolidated Interim Financial Statements June 30, 2025 20 (5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. (6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (9) On April 22, 2024, the subsidiary SQM India Private Limited was incorporated. (10) On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated. (11) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (12) On September 17, 2024, SQM Lithium North America Corporation was incorporated. (13) On September 9, 2024, SQM Lithium Europe NV was incorporated. (14) On December 16, 2024, SQM Lab SpA was incorporated. (15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (16) On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated. (17) On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved. (18) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total shareholding to 80%. (19) On March 12, 2025, SQM Hellas A.E. was incorporated. (20) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated. (21) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated. (*) On April 30, 2024, the Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152. The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. As of December 31, 2024, the Company had ThUS$8,653 recognized as an intangible asset (see note 15) and had the ThUS$12,489 pending payment recorded as a liability. On April 2, 2025, the acquisition agreements were amended to change the purchase price to ThUS$ 125,675. Consequently, the associated intangible asset and liability were updated. The assets and liabilities recognized in the acquisition consider the following (see additional details in note 13.2.): Certain financial statement items ThUS$ Property, plant and equipment 101,357 Intangible assets (including identified intangible assets) 11,384 Cash and cash equivalents 1,093 Current assets 33,056 Total liabilities (21,215) Total 125,675 Notes to the Consolidated Interim Financial Statements June 30, 2025 21 2.6 Investments in associates and joint ventures Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. (a) Joint operations The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement. (b) Joint ventures and investments in associates Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss). Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired. Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded. Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''. Notes to the Consolidated Interim Financial Statements June 30, 2025 22 Note 3 Significant accounting policies 3.1 Classification of balances as current and non-current In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current. The exception to the foregoing relates to deferred taxes, which are classified as non-current regardless of their maturity, and to inventories which are classified as current assets when the company expects to realize the asset or intends to sell or consume it within its normal operating cycle. 3.2 Functional and presentation currency The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar. 3.3 Accounting policy for foreign currency translation (a) SQM group entities: The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows: - Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date. - Revenues and expenses of each statement of income account are converted at monthly average exchange rates. - All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves. In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements June 30, 2025 23 The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows: Currencies Closing exchange rates Average exchange rates As of June 30, 2025 As of December 31, 2024 As of June 30, 2025 As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ Brazilian real 5.43 6.18 5.54 6.10 New Peruvian sol 3.54 3.77 3.60 3.73 Japanese yen 144.19 157.21 144.43 153.66 Euro 0.85 0.96 0.87 0.95 Mexican peso 18.75 20.55 19.02 20.23 Australian dollar 1.52 1.61 1.54 1.58 Pound Sterling 0.73 0.80 0.74 0.79 South African rand 17.70 18.82 17.82 18.19 Chilean peso 933.42 996.46 937.61 983.24 Chinese yuan 7.16 7.31 7.18 7.29 Indian rupee 85.76 85.53 85.90 84.95 Thai Baht 32.46 34.21 32.58 34.13 Turkish lira 39.80 35.33 39.42 34.96 Korean Won 1,353.19 1,472.30 1,364.81 1,438.07 Indonesian Rupiah 16,234.00 16,138.00 16,288.60 16,035.15 United Arab Emirates dirham 3.67 3.67 3.67 3.67 Polish Zloty 3.61 4.12 3.70 4.07 UF (*) 42.07 38.55 41.88 39.07 (*) US$ per UF (b) Transactions and balances The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined. Notes to the Consolidated Interim Financial Statements June 30, 2025 24 3.4 Consolidated statement of cash flows Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above. The statement of cash flows present cash transactions performed during the period, determined using the direct method. The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities. Other inflows (outflows) of cash from operating activities are composed as follows: For the period ended As of June 30, 2025 As of June 30, 2024 ThUS$ ThUS$ Bank expenses (2,301) (6,895) Fiscal credits (4,470) (2,994) Government grants 1,115 - Value added tax 126,742 72,153 Debt issuance costs (4,497) (507) Total 116,589 61,757 3.5 Financial assets accounting policy Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows. The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price. After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows: (a) Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables. (b) Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following: (i) Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are Notes to the Consolidated Interim Financial Statements June 30, 2025 25 measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. (ii) Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income". (c) Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income but to retained earnings when realized. 3.6 Financial assets impairment The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk. The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment. The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows: - Significant financial hardship - Breach of contract due to default - Probability of going bankrupt The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue. The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses on accounts receivable and contract assets are presented as net impairment losses under “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line. The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management. Notes to the Consolidated Interim Financial Statements June 30, 2025 26 3.7 Financial liabilities Management accounts for its financial liabilities at amortized cost. Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost. Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities. Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate. 3.8 Estimated fair value of financial instruments The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics. Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary: Fair value estimation Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF). The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black- Scholes method. In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes. The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the “Cash flow hedges” section of the statement of comprehensive income, depending on the specific case.

Notes to the Consolidated Interim Financial Statements June 30, 2025 27 Fair value estimates for disclosure purposes • Cash equivalent approximates fair value due to the short-term maturities of these instruments. • Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term. • Payables, current lease liabilities and other current financial liabilities fair value equal to book value due to the short-term maturity of these accounts. • The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions. 3.9 Reclassification of financial instruments When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified. 3.10 Financial instruments derecognition The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained. The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability. 3.11 Derivative and hedging financial instruments Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows: a) Fair value hedge of assets and liabilities recognized (fair value hedges). b) Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations. The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items. The fair value of derivative instruments used for hedging purposes is shown in Note 13.3. Notes to the Consolidated Interim Financial Statements June 30, 2025 28 Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income. a) Fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in the statement of income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate. b) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income. When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income. 3.12 Derivative financial instruments not considered as hedges Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure. The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of June 30, 2025, and December 31, 2024, the Company does not have any embedded derivatives. 3.13 Deferred acquisition costs from insurance contracts Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current. 3.14 Leases (a) Right-of-use assets The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the Notes to the Consolidated Interim Financial Statements June 30, 2025 29 leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment. (b) Lease liabilities On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment. When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset. Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement. (c) Short-term leases and low-value asset leases The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term. (d) Significant judgments in the determination of the lease term for contracts with renewal options. The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised. The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate. 3.15 Inventory measurement The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the Notes to the Consolidated Interim Financial Statements June 30, 2025 30 condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others. For finished and in-process products, the company has three types of provisions, which are reviewed quarterly: (a) Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications. (b) Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately. (c) Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms. Inventories of raw materials, materials and supplies for production are recorded at acquisition cost and recognized as current inventories when they are expected to be used within 12 months; they are classified as non-current inventories when the expected consumption timeline exceeds 1 year. Cyclical inventory checks are continuously conducted at warehouses, and general inventory checks occur every three years. Any discrepancies are recognized upon detection. The Company has a provision that is calculated quarterly based on percentages related to materials classified by warehouse and turnover. These percentages account for impairment, obsolescence and potential losses. The provision is reviewed at least annually and is based on the historical results of physical inventory checks. 3.16 Non-controlling interests Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent. 3.17 Related party transactions Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. The definition of related parties is based on IAS 24 “Related Party Disclosures.”. 3.18 Property, plant and equipment Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced. In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable: (a) Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial

Notes to the Consolidated Interim Financial Statements June 30, 2025 31 period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition. (b) The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets. Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date. Spare parts and other materials are recognized as fixed assets when they meet the definition of property, plant, and equipment. Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred. The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value. The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard. 3.19 Depreciation of property, plant and equipment Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually. Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030. In the case of certain mobile equipment, depreciation is performed depending on the hours of operation. Notes to the Consolidated Interim Financial Statements June 30, 2025 32 The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below: Classes of property, plant and equipment Minimum life or rate (years) Maximum life or rate (years) Life or average rate in years Mining assets (*) 5 10 8 Energy generating assets 5 15 9 Buildings 4 25 14 Supplies and accessories 3 15 7 Office equipment 5 10 7 Transport equipment 7 20 11 Network and communication equipment 4 15 7 IT equipment 4 10 8 Machinery, plant and equipment 3 28 11 Other fixed assets 3 20 10 (*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis. 3.20 Goodwill Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold. This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose. 3.21 Intangible assets other than goodwill Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights. (a) Water rights Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into: i) Finite rights with amortization using the straight-line method, and ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment. (b) Rights of way for electric lines As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land. Notes to the Consolidated Interim Financial Statements June 30, 2025 33 (c) Computer software Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights. Expenses related to the development or maintenance of IT programs are recognized as an expense and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received. The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives. (d) Mining property and concession rights The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets. The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030. Minimum and maximum amortization lives or rates of intangible assets: Estimated useful life or amortization rate Minimum Life or Rate Maximum Life or Rate Water rights 1 year Indefinite Rights of way Indefinite Indefinite Corfo Mining properties (1) 5 years 5 years Mining rights Unit-production method Intellectual property 9 years 14 years IT programs 1 year 7 years (1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030. 3.22 Research and development expenses Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred. 3.23 Exploration and evaluation expenses The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses: Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in Notes to the Consolidated Interim Financial Statements June 30, 2025 34 progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. (a) Limestone and metallic exploration These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage. (b) Exploration and evaluation at the Mt. Holland Project Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment. 3.24 Impairment of non-financial assets Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount. For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated. The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets. In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks. Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function. For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income. Assets with indefinite lives are assessed for impairment annually.

Notes to the Consolidated Interim Financial Statements June 30, 2025 35 3.25 Dividends Recognition of a dividend liability A liability for a dividend payment is recognized when the dividend is duly authorized and is not at the entity's discretion. This corresponds to the date on which: (a) The dividend declaration made, for example, by the Board of Directors, receives approval from the appropriate authority, such as the shareholders and/or as defined by contract or (b) The dividend is declared. For disclosures related to the Agreement with Codelco, see notes 1.6, 19.5 and 20.8. Minimum Dividend As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5). 3.26 Earnings per share The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period. Earnings per Share For the period from January to June of the year 2025 2024 Gains (losses) attributable to the owners of the parent 225,950 (655,918) Weighted average number of shares 285,637,916 285,638,024 Basic earnings (losses) per share (US$) 0.7910 (2.2963) Gains (losses) attributable to the owners of the parent 225,950 (655,918) Weighted average number of shares 285,637,916 285,638,024 Diluted earnings per share (US$) 0.7910 (2.2963) Serie A common share 142,819,012 142,819,120 Serie B common share 142,818,904 142,818,904 Total weighted average number of share 285,637,916 285,638,024 The Company does not have any securities that could potentially dilute earnings per share As of June 30, 2025, and 2024. Notes to the Consolidated Interim Financial Statements June 30, 2025 36 3.27 Other provisions Provisions are recognized when: • The Company has a present, legal or constructive obligation as the result of a past event. • It is more likely than not that certain resources must be used, to settle the obligation. • A reliable estimate can be made of the amount of the obligation. In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. In the consolidated statement of income, the expense for any provision is presented net of any reimbursement. Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost. The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated. 3.28 Obligations related to employee termination benefits and pension commitments Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment. These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. Actuarial losses and gains that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”. Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions. The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4). 3.29 Compensation plans Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income. Notes to the Consolidated Interim Financial Statements June 30, 2025 37 3.30 Revenue recognition Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries. Revenues are recognized when the specific conditions for each income stream are met, as follows: (a) Sale of goods The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met. Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements. (b) Sale of services Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably. (c) Income from dividends Income from dividends is recognized when the right to receive the payment is established. 3.31 Finance income and finance costs Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method. Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method. 3.32 Current income tax and deferred Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty. Notes to the Consolidated Interim Financial Statements June 30, 2025 38 Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized. In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable. Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized. Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity. The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences. The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met: (i) the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not be reversed in the foreseeable future. Recognized deferred tax assets are income taxes recoverable in future periods related to: a) deductible temporary differences; b) compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and c) compensation for unused credits from prior periods. The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits. Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements: (i) temporary differences are reversed in the foreseeable future; and (ii) there is taxable profit available against which temporary differences can be used. 3.33 Operating segment reporting IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose. An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.34 Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

- Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).
- Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).
- Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).
- Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
- Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.
- Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

39

Notes to the Consolidated Interim Financial Statements
June 30, 2025

3.35 Government grants

The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

3.36 Environment

In general, the company follows the criterion that the amounts allocated to environmental protection and impr ovement are considered as environmental expenditure. However, the amounts of certain items are considered as property, plant and equipment where appropriate.

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Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 4 Financial risk management

4.1 Financial risk management policy

The Company's financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.

The Company's operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2 Risk Factors

(a) Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company's large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2024, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2024, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2024.

Bank promissory notes: Negotiable promissory notes issued by a bank, payable upon maturity at the request of clients to guarantee the Company's collection. Bank promissory notes are accepted based on the classification used by the Industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.

41

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

The classification used for bank promissory notes is as follows:

- S: Large banks
- T: Small-to-medium-sized banks
- T1: Financial services companies
- Others

ICBC Classification	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
S	1,848	5,894
T	13,692	13,626
T1	-	12,744
Others	-	7,476
Total	**15,540**	**39,740**

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates.

The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents as of June 30, 2025.

Financial institution	Financial assets	Rating			As of June 30, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	100,481
Scotiabank Chile	Time deposits	-	-	F1+	113,014
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	20,287
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	97,042
HDFC Bank Ltd.	Time deposits	-	-	-	200
KBC Bank N.V.	Time deposits	P-2	A-2	F1	23,997
Banco Crédito e Inversiones	Investment fund	AA+	-	-	3,036
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	19,556
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	125,004
Total					502,617

42

Notes to the Consolidated Interim Financial Statements
June 30, 2025

The following financial assets correspond to term deposits over 90 days and margin call as of June 30, 2025:

Financial institution	Financial assets	Rating			As of June 30, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	90,330
Banco Santander	Time deposits	P-1	A-1	F1	234,554
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	72,368
Scotiabank Chile	Time deposits	-	-	F1+	95,638
Banco de Crédito e inversiones Miami	Time deposits	P-2	A-2	F1	131,833
Santander US	Time deposits	P-1	A-1	F1	40,748
Total					**665,471**

The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents of December 31, 2024:

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	104,542
Scotiabank Chile	Time deposits	-	-	F1+	106,564
Banco Estado	Time deposits	P-1	A-1	F2	104,084
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,003
Banco de Chile	Time deposits	P-1	A-1	-	6,307
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,997
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,974
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	122,337
Total					**451,808**

The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2024:

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	174,684
Banco Estado	Time deposits	P-1	A-2	F2	90,975
Banco Santander	Time deposits	P-1	A-1	F1	415,851
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	66,166
Scotiabank Chile	Time deposits	-	-	F1+	240,164
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	51,025
KBC Bank	Time deposits	-	A-2	F1	22,397
Total					**1,061,262**

(b) Exchange risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company's business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company's costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or

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Notes to the Consolidated Interim Financial Statements
June 30, 2025

increase in these accounting costs, which would be reflected in the Company's statement income. By the second quarter of 2025, approximately US$492 million accumulated in expenses are associated with the Peso.

As of June 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$0.01 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2024, this value corresponds to a net liability amounting US$ 25.83 million.

Furthermore, as of June 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net asset fair value of US 7.83 million. As of December 31, 2024, a net liability fair value was recognized for an amount of US$15.40 million of net asset.

To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of June 30, 2025 (as the absolute value of the sum of their notional amounts): US$ 115.60 million in Chilean peso/dollar derivative contracts, US$ 55.21 million in euro/dollar derivative contracts, US$ 17.53 million in South African rand/dollar derivative contracts, US$ 302.90 million in Chinese renminbi/dollar derivative contracts, US$ 24.11 million in Australian dollar/dollar derivative contracts and US$ 6.93 million in other currencies.

44

Notes to the Consolidated Interim Financial Statements
June 30, 2025

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of June 30, 2025:

Financial institution	Financial assets	Rating		
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-1	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

(c) Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.

As of June 30, 2025, approximately 10.7% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives.

(d) Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company's objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio[1], which enables it to cover current obligations with clearance. (As of June 30, 2025, this was 2.92 and 2.51 for December 31, 2024).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company's access to financial resources. Such factors may have a material adverse impact on the Company's business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of June 30, 2025, the Company had unused, available revolving credit facilities with banks, for a total of US$1,732 million.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

[1] All current assets divided by all current liabilities.

45

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

The following table shows the maturity profile of the financial liabilities according to their contractual flows.

As of June 30, 2025 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows				
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,132.33	631.7	206.4	89.05	927.15
Unsecured obligations	3,586.22	180.61	1,264.69	3,298.28	4,743.58
Sub total	**4,718.55**	**812.31**	**1,471.09**	**3,387.33**	**5,670.73**
Hedging liabilities	19.50	11.27	18.05	-	29.32
Derivative financial instruments	4.29	4.29	-	-	4.29
Sub total	**23.79**	**15.56**	**18.05**	**-**	**33.61**
Current and non-current lease liabilities (1)	81.28	26.08	56.64	1.93	84.65
Trade accounts payable and other accounts payable	390.14	390.14	-	-	390.14
Total	**5,213.76**	**1,244.09**	**1,545.78**	**3,389.26**	**6,179.13**

(1) Leases subject to variability are not included.

As of December 31, 2024 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows				
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	984.80	907.07	77.49	71.89	1,056.45
Unsecured obligations	3,815.34	433.76	1,258.08	3,355.57	5,047.41
Sub total	**4,800.14**	**1,340.83**	**1,335.57**	**3,427.46**	**6,103.86**
Hedging liabilities	28.76	6.4	40.33	10.34	57.07
Derivative financial instruments	0.16	0.16	-	-	0.16
Sub total	**28.92**	**6.56**	**40.33**	**10.34**	**57.23**
Current and non-current lease liabilities (1)	83.81	25.12	62.49	0.67	88.28
Trade accounts payable and other accounts payable	471.45	471.45	-	-	471.45
Total	**5,384.32**	**1,843.96**	**1,438.39**	**3,438.47**	**6,720.82**

(1) Leases subject to variability are not included.

As of June 30, 2025, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 363,980 (ThUS$ 374,140 as of December 31, 2024).

4.3 Financial risk management

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group's risk management profile.

46

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 5 Separate information on the main office, parent entity and joint action agreements

5.1 Parent's stand-alone assets and liabilities

Parent's stand-alone assets and liabilities	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Assets	10,552,836	9,794,433
Liabilities	(5,198,897)	(4,633,614)
Equity	**5,353,939**	**5,160,819**

5.2 Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

47

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 6 Board of Directors, Senior Management and Key management personnel

6.1 Remuneration of the Board of Directors and Senior Management

(a) Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders' meeting held on April 25, 2024, which included the election of two independent directors. Subsequent to such election, the following is the integration of the Company's committees:

- Directors' Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members.
- The Company's Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
- Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and June 2025.

(b) Board of Directors' Compensation

Board members' compensation for 2025, that is from April 25, 2025 to April 24, 2026, was determined by the Annual General Shareholders Meeting held on April 24, 2025. It is as follows:

(i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors' Meetings held or not held during the related month.
(ii) A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the "Profit") during the respective business year for each; and
(iii) A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net income for the respective fiscal year.

Compensation of the Board for 2024, that is from April 25, 2024 to April 24, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:

(iv) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors' Meetings held or not held during the related month.
(v) A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(vi) A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

The maximum limit on directors' 2024 variable compensation will be set at 110% of the amount of variable compensation paid to the Company's directors for the 2023 fiscal year.

The aforementioned fixed and variable amounts shall not be challenged, and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

48

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of June 30, 2025, amounted to ThUS$ 6,692 and as of June 30, 2024 to ThUS$ 6,133.

(c) Directors' Committee compensation

Compensation for the Board of Directors is the same for both 2024 and 2025, as follows:

(i) The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors' Committee, regardless of the number of meetings of the Directors' Committee that have or have not been held during the month concerned.
(ii) The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2024 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2025.

For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company's directors as variable compensation for the 2023 business year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d) Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.

(e) Corporate Governance Committee

The remuneration for this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.

(f) Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g) Senior management compensation:

(i) This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii) The Company has an annual bonus plan based on goal achievement and individual contribution to the Company's results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii) In addition, there are retention bonuses for its executives (see Note 18.6)

(h) Guarantees pledged in favor of the Company's management

No guarantees have been pledged in favor of the Company's management.

(i) Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company's Management and Directors do not receive or have not received any benefit during the ended June 30, 2025 and the year ended December 31, 2024 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

49

Notes to the Consolidated Interim Financial Statements
June 30, 2025

6.2 Key management personnel compensation

As of June 30, 2025 and 2024, the number of the key management personnel is 186 and 172, respectively.

Key management personnel compensation	For the period ended June 30, 2025	For the period ended June 30, 2024
	ThUS$	ThUS$
Key management personnel compensation	32,107	17,359

Please also see the description of the compensation for executives in Note 18.6.

50

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Nota 7 Background on companies included in consolidation and non-controlling interests

7.1 Assets, liabilities and profit of consolidated subsidiaries as of June 30, 2025.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	708,535	122,853	549,402	12,000	124,250	8,854	8,813
SQM Potasio SpA	3,984	1,703,511	82,458	488	994	(52,357)	(52,144)
Serv. Integrales de Tránsito y Transferencia S.A.	14,036	28,877	21,127	5,943	10,453	(745)	(667)
Isapre Norte Grande Ltda.	850	1,184	1,001	247	2,083	26	30
Ajay SQM Chile S.A.	53,054	2,669	30,845	776	38,456	2,447	2,447
Almacenes y Depósitos Ltda.	-	-	-	-	-	2,022	2,109
SQM Salar SpA	2,097,574	2,990,076	2,891,801	295,593	884,638	95,268	95,916
SQM Industrial S.A.	1,659,967	1,060,499	993,280	103,326	531,399	7,775	8,700
Exploraciones Mineras S.A.	8,564	22,710	298	-	-	74	74
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	507	298	273	355	1,500	(3)	(13)
Soquimich Comercial S.A.	127,684	13,150	66,515	6,919	40,731	1,450	1,437
Comercial Agrorama Ltda.	556	1	557	13	386	35	37
Comercial Hydro S.A.	4,768	-	1	4	17	15	15
Agrorama S.A.	2	-	4,056	-	-	1	3
Orcoma SpA	531	12,632	12,268	53	-	(27)	(27)
Orcoma Estudio SpA	7,337	-	2,676	-	-	2	2
SQM MAG SPA	3,146	390	418	6	2,784	412	411
Sociedad Contractual Minera Búfalo	5,999	50,795	59,292	-	-	(1,480)	(1,480)
SQM Nueva Potasio SpA	-	1,900,255	4,596	-	-	103,784	104,432
SQM Lab SpA	66	284	-	-	-	-	-
SQM Nueva Industrial III SpA	-	118,740	-	-	-	-	-
SQM North America Corp.	153,354	17,706	146,791	461	176,246	3,247	3,247
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	-	-
Nitratos Naturais do Chile Ltda.	160	111	2,926	-	-	(46)	(46)
SQM Corporation N.V.	290	145,370	3,664	-	-	7,181	7,181
SQM Ecuador S.A.	28,764	869	19,404	168	21,809	44	44
SQM Brasil Ltda.	224	-	237	1,880	-	(75)	(75)
Subtotal	4,879,952	8,192,980	4,893,886	428,232	1,835,746	177,904	180,446

* Information based on the stand-alone financial statements of each subsidiary.

51

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	41,165	25,105	903	-	-	3,589	3,589
SQM Japan Co. Ltd.	4,366	92	1,239	23	1,784	248	248
SQM Europe N.V.	553,342	4,858	112,420	2,685	495,564	25,287	25,287
SQM Indonesia S.A.	-	-	-	-	-	24	24
SQM Comercial de México S.A. de C.V.	151,653	17,317	50,043	5,903	160,282	348	348
SQM Investment Corporation N.V.	6,603	430,894	104	-	-	21,677	21,677
SQM France S.A.	-	-	-	-	-	(18)	(18)
Administración y Servicios Santiago S.A. de C.V.	114	-	366	-	-	(20)	(20)
SQM Nitratos México S.A. de C.V.	102	-	14	-	-	5	5
Soquimich European Holding B.V.	26,554	549,919	264	31	-	28,498	28,498
SQM Iberian S.A.	78,633	5,312	46,398	46	66,845	(1,573)	(1,573)
SQM Africa Pty Ltd.	41,666	2,500	25,768	969	26,602	316	316
SQM Oceania Pty Ltd.	6,804	86	3,310	-	3,843	746	746
SQM Beijing Commercial Co. Ltd.	1,438	-	36	-	-	41	41
SQM Colombia SAS	16,285	2,465	13,944	1,831	11,423	(20)	(20)
SQM Shanghai Chemicals Co. Ltd.	428,281	297,627	219,447	677	610,258	25,716	25,716
SQM Australia Pty Ltd. **	201,176	1,596,376	677,619	31,280	22,608	(50,035)	(50,035)
Soquimich LLC	143,581	979	114,978	-	136,385	(6,229)	(6,229)
SQM Holland B.V.	13,561	10,947	1,143	-	17,449	992	992
Soquimich Comercial Brasil Ltda.	864	158	470	13	3	(16)	(16)
SQM Comercial Perú S.A.C.	47,543	7,123	37,853	109	35,667	1,167	1,167
SQM India Private Limited	1,866	143	1,692	-	262	(97)	(97)
Sichuan Dixin New Energy Co., LTD	31,076	103,058	22,488	-	24,362	(669)	(669)
SQM (Shanghai) Industrial Co, Ltd.	48,658	1,038	45,140	169	72,756	2,614	2,614
SQM Lithium Europe NV	120,550	988	112,503	-	151,116	4,080	4,080
SQM Japan Lithium Co. Ltd.	316	179	61	225	-	19	19
SQM Lithium North America Corporation	39,970	260	34,777	-	36,340	471	471
Sociedad Química y Minera Maroc	72	2	36	-	-	(188)	(188)
SQM Hellas A.E.	575	-	-	-	-	-	-
Subtotal	2,006,814	3,057,426	1,523,016	43,961	1,873,549	56,973	56,973
Total	6,886,766	11,250,406	6,416,902	472,193	3,709,295	234,877	237,419

* Information based on the stand-alone financial statements of each subsidiary.

** Pirra Lithium Pty Ltd and SQM Canada Inc. is included within SQM Australia Pty Ltd.

52

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Assets and, liabilities of consolidated subsidiaries as of December 31, 2024 and profit of consolidated subsidiaries for the period ended June 30, 2024

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss) Currents	Comprehensive income (loss) Currents Non-currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	565,757	118,494	409,379	13,700	112,450	12,458	12,481
SQM Potasio SpA	3,064	1,594,356	967,034	1,985	1,214	(866,372)	(863,024)
Serv. Integrales de Tránsito y Transferencia S.A.	5,017	30,478	12,895	6,090	13,520	1,866	1,895
Isapre Norte Grande Ltda.	756	1,112	937	213	1,866	34	27
Ajay SQM Chile S.A.	55,487	2,452	35,622	663	43,581	3,246	3,246
Almacenes y Depósitos Ltda.	182	-	-	-	-	2	(100)
SQM Salar SpA	2,178,964	2,977,590	3,058,299	293,438	1,078,490	(1,006,414)	(1,006,650)
SQM Industrial S.A.	1,657,901	1,143,004	969,152	100,780	528,427	18,175	21,722
Exploraciones Mineras S.A.	8,250	22,710	58	-	-	100	100
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	505	321	349	297	1,231	18	30
Soquimich Comercial S.A.	107,001	12,824	45,370	6,783	36,578	1,187	1,250
Comercial Agrorama Ltda.	378	1	412	12	156	5	3
Comercial Hydro S.A.	4,764	-	1	14	17	5	5
Agrorama S.A.	2	-	3,804	-	64	16	17
Orcoma SpA	451	12,638	12,163	56	-	(1,363)	(1,363)
Orcoma Estudio SpA	7,334	-	2,675	-	-	23	23
SQM MAG SpA	3,789	384	1,467	5	2,471	496	495
Sociedad Contractual Minera Búfalo	4,144	50,792	55,954	-	-	(316)	(316)
SQM Nueva Potasio SpA	-	1,804,818	-	-	-	30,462	26,966
SQM Lab SpA	350	-	-	-	-	-	-
SQM North America Corp.	194,583	15,855	189,327	550	221,776	169	169
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	163	163
Nitratos Naturais do Chile Ltda.	125	139	2,873	-	-	533	533
SQM Corporation N.V.	290	137,605	3,655	-	-	2,000	2,000
SQM Ecuador S.A.	27,347	818	18,076	72	24,610	(308)	(308)
SQM Brasil Ltda.	266	-	237	1,848	-	227	227
Subtotal	4,826,707	7,926,391	5,789,739	426,506	2,066,451	(1,803,588)	(1,800,409)

* Information based on the stand-alone financial statements of each subsidiary.

53

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss) Currents	Comprehensive income (loss) Currents Non-currents
	Currents	Non-currents	Currents	Non-currents			
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	38,606	24,400	1,229	-	-	2,497	2,497
SQM Japan Co. Ltd.	3,928	100	1,045	35	25,850	(299)	(299)
SQM Europe N.V.	526,471	4,961	110,750	2,874	747,055	9,228	9,228
SQM Indonesia S.A.	3	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	168,365	13,476	66,172	2,995	147,982	(6,148)	(6,148)
SQM Investment Corporation N.V.	6,240	407,883	110	-	-	4,135	4,135
Royal Seed Trading Corporation A.V.V.	-	-	-	-	-	13,829	13,829
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	107	-	338	-	-	25	25
SQM Nitratos México S.A. de C.V.	97	-	14	-	-	(9)	(9)
Soquimich European Holding B.V.	23,624	522,085	276	31	-	7,941	7,941
SQM Iberian S.A.	57,855	4,736	23,461	76	72,881	(2,376)	(2,376)
SQM Africa Pty Ltd.	39,347	3,085	24,213	1,105	28,779	(799)	(799)
SQM Oceania Pty Ltd.	6,876	88	4,129	-	3,507	53	53
SQM Beijing Commercial Co. Ltd.	1,390	-	29	-	-	(16)	(16)
SQM Thailand Limited	-	-	-	-	-	-	-
SQM Colombia SAS	14,082	2,721	12,132	1,677	13,942	(2,312)	(2,312)
SQM Shanghai Chemicals Co. Ltd.	448,376	293,372	248,486	-	865,839	9,291	9,291
SQM Australia Pty Ltd.	180,440	1,536,559	679,055	29,262	7,642	(20,293)	(20,293)
Soquimich LLC	117,931	1,346	83,467	-	127,023	(23,750)	(23,750)
SQM Holland B.V.	13,948	11,301	2,876	-	14,201	31	31
Soquimich Comercial Brasil Ltda.	63	38	25	21	-	(107)	(107)
SQM Comercial Perú S.A.C.	50,530	7,271	42,170	94	14,024	436	436
Blue Energy business and Trade (Shanghai) Co., Ltd	-	-	-	-	-	(64)	(64)
SQM India Private Limited	879	79	512	18	-	(42)	(42)
Sichuan Dixin New Energy Co., LTD	34,145	102,924	27,136	-	11,551	(6,585)	(6,585)
SQM (Shanghai) Industrial Co, Ltd.	36,614	1,150	35,763	227	-	-	-
SQM Lithium Europe NV	129,572	1,187	125,803	-	-	-	-
SQM Japan Lithium Co. Ltd.	442	118	177	193	-	-	-
SQM Lithium North America Corporation	28,228	288	23,535	-	-	-	-
Sociedad Química y Minera Maroc	207	-	-	-	-	-	-
Subtotal	1,928,711	2,939,174	1,513,017	38,608	2,080,276	(15,334)	(15,334)
Total	6,755,418	10,865,565	7,302,756	465,114	4,146,727	(1,818,922)	(1,815,743)

* Information based on the stand-alone financial statements of each subsidiary.

54

Notes to the Consolidated Interim Financial Statements
June 30, 2025

7.2 Non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended	
		As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio SpA	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	1,199	1,591	11,809	11,385	3,463	1,214
Soquimich Comercial S.A.	39.36168%	571	467	26,530	26,565	1,223	3,837
Comercial Agrorama Ltda.	30.00000%	-	-	-	-	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	1	-	-
Pirra Lithium Pty Ltd.	20.00000%	-	-	1,407	-	-	-
Harding Battery Minerals	25.00000%	-	-	-	-	-	-
Total		1,770	2,058	39,746	37,951	4,686	5,051

* For disclosures related to the Agreement with Codelco see notes 1.6, 3.25, 19.5 and 20.8.

55

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 8 Equity-accounted investees

8.1 Investments in associates recognized according to the equity method of accounting

As of June 30, 2025, and December 31, 2024, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in income of associates accounted for using the equity method for the period ended		Share in other comprehensive income of associates accounted for using the equity method for the period ended		Share in total other comprehensive income of associates accounted for using the equity method for the period ended	
	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	20,536	17,470	2,850	2,927	-	-	2,850	2,927
Ajay Europe SARL	7,556	6,403	1,593	2,097	1,675	(412)	3,268	1,685
SAS Adionics *	17,971	-	(722)	(763)	1,275	(161)	553	(924)
Total	46,063	23,873	3,721	4,261	2,950	(573)	6,671	3,688

*See Notes 8.3 a) and 13.1

Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	Dividends received for the period ending	
					June 30, 2025	June 30, 2024
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	2,146	1,400
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	2,877	2,919
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	-	-
Total					5,023	4,319

56

Notes to the Consolidated Interim Financial Statements
June 30, 2025

8.2 Assets, liabilities, revenue and expenses of associates

Associate	As of June 30, 2025				For the period ended June 30, 2025			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	32,301	16,860	7,248	-	37,330	5,818	-	5,818
Ajay Europe SARL	29,928	4,967	19,640	-	35,850	3,186	48	3,234
SAS Adionics	14,608	13,061	9,131	373	797	(1,681)	-	(1,681)
Total	76,837	34,888	36,019	373	73,977	7,323	48	7,371

Associate	As of December 31, 2024				For the period ended June 30, 2024			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	28,246	16,438	9,032	-	41,447	5,973	-	5,973
Ajay Europe SARL	27,615	3,953	18,762	-	40,309	4,194	(835)	3,359
SAS Adionics	-	-	-	-	822	(3,833)	(807)	(4,640)
Total	55,861	20,391	27,794	-	82,578	6,334	(1,642)	4,692

57

Notes to the Consolidated Interim Financial Statements
June 30, 2025

8.3 Disclosures regarding interests in associates

(a) Operations for the period ended June 30, 2025:

- As of June 30, 2025, the Company reclassified the investment held in SAS Adionics from "Other non-current financial assets" to "Investment accounted for under the equity method."

(b) Transactions for the period ended December 31, 2024

- As of December 31, 2024, the investment held in SAS Adionics, amounting to ThUS$18,756, was presented under "Other non-current financial assets."

58

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 9 Joint Ventures

9.1 Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method for the period ended		Share on other comprehensive income joint ventures accounted for using the equity method for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method for the period ended	
	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,480	8,422	58	2,379	-	(576)	58	1,803
Pavoni & C. SpA	8,540	7,508	385	259	584	(145)	969	114
Covalent Lithium Pty Ltd. (1)	-	-	-	-	(13)	(67)	(13)	(67)
Pirra Lithium Pty Ltd.	-	3,535	-	(3)	7	-	7	(3)
Azure Minerals	566,476	542,456	-	6	31,940	-	31,957	6
SH Mining Pty	134	-	-	-	-	-	-	-
Total	583,630	561,921	443	2,641	32,518	(788)	32,978	1,853

(1) Investments accounted for using the equity method with a negative value are included within "Other non-current provisions" in the amount of ThUS$ 1,033. The effects resulting from the share in the profit (loss) of this joint venture as of June 30, 2025, amount to ThUS$ (238), and are included within "other (losses) gains".

59

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(1) The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco:

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended	
	As of June 30, 2025	As of December 31, 2025	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Perú S.A.C. (*)	-	-	-	866	-	-	-	866
Total	-	-	-	866	-	-	-	866

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received for the year ending	
					As of June 30, 2025	As of June 30, 2024
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	12,500
Pavoni & C. SpA	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	215
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Perú S.A.C. (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	0%	-	-
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets.	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40%	-	-
Azure Minerals (**)	In charge of the development of the world-class Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50%	-	-
Total					-	12,715

(*) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company.

(**) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.

60

Notes to the Consolidated Interim Financial Statements
June 30, 2025

9.2 Assets, liabilities, revenue and expenses from joint ventures

Joint Venture	As of June 30, 2025				For the period ended June 30, 2025			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,979	-	20	-	-	115	-	115
Pavoni & C. Spa (*)	19,414	7,042	14,864	925	15,578	769	526	1,295
Covalent Lithium Pty Ltd.	12,793	856	13,636	2,080	-	477	-	477
Azure Minerals	15,878	24,229	1,921	21,277	-	(7,760)	-	(7,760)
Total	65,064	32,127	30,441	24,282	15,578	(6,399)	526	(5,873)

Joint Venture	As of December 31, 2024				For the period ended June 30, 2024			
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current				
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,882	-	38	-	-	(6,193)	(1,099)	(7,292)
SQM Vitas Perú S.A.C. (*)	-	-	-	-	17,672	1,731	-	1,731
Pavoni & C. Spa (*)	11,416	5,919	7,855	877	15,675	518	(292)	226
Covalent Lithium Pty Ltd.	10,576	915	11,868	2,141	-	(1,420)	133	(1,287)
Pirra Lithium Pty Ltd.	2,720	2,006	10	-	-	-	-	-
Azure Minerals	32,907	9,071	3,561	24,254	-	12	-	12
Total	74,501	17,911	23,332	27,272	33,347	(5,352)	(1,258)	(6,610)

(*) The financial figures exclude consolidation adjustments (unrealized gains and losses).

61

Notes to the Consolidated Interim Financial Statements
June 30, 2025

9.3 Other Joint Venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities	
	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	10,907	10,807	-	-	-	-
Pavoni & C. Spa	1,054	493	4,223	2,809	-	-
Covalent Lithium Pty Ltd.	2,323	1,403	-	-	-	-
Pirra Lithium Pty Ltd.	-	2,718	-	-	-	-
Azure Minerals	15,471	26,678	-	-	-	-
Total	29,755	42,099	4,223	2,809	-	-

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending	
	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024	As of June 30, 2025	As of June 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	(1)	(1)	-	-
SQM Vitas Perú S.A.C.	-	(109)	-	(70)	-	(342)
Pavoni & C. Spa	(95)	(28)	(218)	(206)	(332)	(252)
Covalent Lithium Pty Ltd.	(13)	(137)	(7)	(11)	-	(1,406)
Azure Minerals	-	-	-	-	-	-
Total	(108)	(274)	(226)	(288)	(332)	(2,000)

62

Notes to the Consolidated Interim Financial Statements
June 30, 2025

9.4 Disclosure of interests in joint ventures

a) Transactions conducted in 2025

- On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total to 80% capital interest and making it a subsidiary.

b) Transactions conducted in 2024

- On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116.

- During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544.

- On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 13.1.

9.5 Joint Operations.

In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. See note 2.6 letter a).

63

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 10 Cash and cash equivalents

10.1 Types of cash and cash equivalents

As of June 30, 2025, and December 31, 2024, cash and cash equivalents are detailed as follows:

Cash	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash on hand	7	663
Cash in banks	1,062,962	925,380
Total Cash	1,062,969	926,043

Cash equivalents	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	355,021	322,500
Short-term investments, classified as cash equivalents	147,596	129,308
Total cash equivalents	502,617	451,808
Total cash and cash equivalents	1,565,586	1,377,851

10.2 Short-term investments, classified as cash equivalents

As of June 30, 2025, and December 31, 2024, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	125,004	122,337
JP Morgan US dollar Liquidity Fund Institutional	19,556	1,974
Banco Crédito e Inversiones	3,036	4,997
Total	147,596	129,308

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

64

Notes to the Consolidated Interim Financial Statements
June 30, 2025

10.3 Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of June 30, 2025, and December 31, 2024 pledged assets are as follows:

Restricted cash balances	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	1,051	942
Total	1,051	942

65

Notes to the Consolidated Interim Financial Statements
June 30, 2025

10.4 Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of June 30, 2025
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Dollar	0.43%	06-03-2025	07-29-2025	20,206	81	20,287
Banco Itaú CorpBanca	Fixed term	Dollar	0.43%	06-10-2025	08-27-2025	40,067	120	40,187
Banco Itaú CorpBanca	Fixed term	Brazilian real	2.30%	06-03-2025	07-31-2025	137	7	144
Banco Itaú CorpBanca	Fixed term	Dollar	0.43%	05-27-2025	07-24-2025	20,104	100	20,204
Banco Itaú CorpBanca	Fixed term	Dollar	0.43%	05-14-2025	08-12-2025	18,127	125	18,252
Banco Itaú CorpBanca	Fixed term	Dollar	0.43%	05-14-2025	08-12-2025	18,130	125	18,255
Banco Santander	Fixed term	Peso	0.51%	06-27-2025	07-04-2025	1,071	1	1,072
Banco Santander	Fixed term	Peso	0.43%	05-07-2025	07-10-2025	20,248	160	20,408
Banco Santander	Fixed term	Dollar	0.43%	06-13-2025	08-21-2025	19,155	49	19,204
Banco Santander	Fixed term	Peso	0.43%	05-07-2025	07-03-2025	20,248	160	20,408
Banco Santander	Fixed term	Dollar	0.43%	06-18-2025	09-10-2025	19,215	36	19,251
Banco Santander	Fixed term	Dollar	0.43%	06-17-2025	09-02-2025	20,098	40	20,138
HDFC Bank Ltd.	Fixed term	INR	0.38%	04-29-2025	07-27-2025	198	2	200
KBC Bank N.V.	Fixed term	Euro	1.62%	06-30-2025	09-30-2025	3,297	-	3,297
KBC Bank N.V.	Fixed term	Dollar	3.94%	06-30-2025	09-30-2025	20,700	-	20,700
Scotiabank Chile	Fixed term	Dollar	0.48%	06-24-2025	07-03-2025	1,700	1	1,701
Scotiabank Chile	Fixed term	Peso	0.50%	06-29-2025	07-07-2025	2,143	-	2,143
Scotiabank Chile	Fixed term	Dollar	0.47%	06-26-2025	07-03-2025	2,000	1	2,001
Scotiabank Chile	Fixed term	Dollar	0.46%	06-29-2025	07-07-2025	2,000	-	2,000
Scotiabank Chile	Fixed term	Dollar	0.46%	06-27-2025	07-09-2025	1,000	-	1,000
Scotiabank Chile	Fixed term	Dollar	0.44%	06-04-2025	08-07-2025	15,058	59	15,117
Scotiabank Chile	Fixed term	Dollar	0.43%	06-23-2025	09-16-2025	15,299	17	15,316
Scotiabank Chile	Fixed term	Dollar	0.44%	05-07-2025	07-10-2025	15,170	122	15,292
Scotiabank Chile	Fixed term	Dollar	0.44%	05-14-2025	07-14-2025	18,127	127	18,254
Scotiabank Chile	Fixed term	Dollar	0.44%	06-10-2025	07-24-2025	40,068	122	40,190
Total						353,566	1,455	355,021

66

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2024
						ThUS$	ThUS$	ThUS$
Banco de Chile	Fixed term	Dollar	0.43%	12-03-2024	01-06-2025	1,000	4	1,004
Banco de Chile	Fixed term	Dollar	0.08%	12-27-2024	01-03-2025	5,300	3	5,303
Banco Estado	Fixed term	Dollar	0.45%	12-10-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.40%	12-13-2024	01-13-2025	1,000	2	1,002
Banco Estado	Fixed term	Dollar	0.36%	12-16-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.27%	12-23-2024	01-13-2025	2,000	2	2,002
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Crédito e Inversiones	Fixed term	Dollar	0.46%	12-09-2024	01-13-2025	1,000	3	1,003
Banco Santander	Fixed term	Dollar	0.25%	12-24-2024	01-13-2025	500	-	500
Banco Santander	Fixed term	Dollar	0.09%	12-27-2024	01-03-2025	4,500	2	4,502
Banco Santander	Fixed term	Peso	0.44%	12-26-2024	01-14-2025	99,452	88	99,540
Scotiabank Chile	Fixed term	Dollar	0.32%	12-19-2024	01-13-2025	500	1	501
Scotiabank Chile	Fixed term	Dollar	0.18%	12-30-2024	01-13-2025	800	-	800
Scotiabank Chile	Fixed term	Peso	0.10%	12-26-2024	01-02-2025	2,509	2	2,511
Scotiabank Chile	Fixed term	Peso	0.10%	12-27-2024	01-03-2025	1,806	1	1,807
Scotiabank Chile	Fixed term	Peso	0.10%	12-30-2024	01-06-2025	1,505	-	1,505
Scotiabank Chile	Fixed term	Peso	0.45%	12-26-2024	01-28-2025	99,352	88	99,440
Total						**322,224**	**276**	**322,500**

67

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 11 Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Raw material and supplies for production	287,818	150,126
Products-in-progress	611,844	698,134
Finished product	951,485	853,925
Total	**1,851,147**	**1,702,185**

As of June 30, 2025, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 467,691 and as of December 31, 2024 was ThUS$ 462,451 (including products in progress), As of June 30, 2025, bulk inventories recognized within work in progress were ThUS$ 159,989, while as of December 31, 2024 this value amounted to ThUS$ 249,105.

As of June 30, 2025, bulk inventories recognized as part of finished products amounted to ThUS$ 242,570, while as of December 31, 2024, this balance was ThUS$ 138,625.

Current inventory provisions recognized at June 30, 2025 amount to ThUS$136,778 and ThUS$114,632 at December 31, 2024. For finished goods and work in progress, the provisions recorded include those associated with the lower value of the inventory (considering lower realizable value, uncertain future use, reprocessing costs for products outside specification, etc.), which differs from inventories and potential errors in inventory determination (e.g., errors of topography, grade, humidity, etc.). (See Note 3.15)

For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Raw material and supplies for production	18,168	5,082
Products in progress	74,728	75,100
Finished product	43,882	34,450
Total	**136,778**	**114,632**

The Company has not pledged inventory as collateral for the periods indicated above.

68

Notes to the Consolidated Interim Financial Statements
June 30, 2025

As of June 30, 2025, and December 31, 2024, movements in provisions are detailed as follows:

Reconciliation	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Beginning balance	114,632	133,768
Increase (decrease) in carrying amount	10,539	(14,517)
Additional provision for differences in inventories	-	171
Reclassifications provision fixed assets to inventory of materials and supplies	13,117	-
Provision used	(1,510)	(4,790)
Total changes	22,146	(19,136)
Final balance	136,778	114,632

For further details, see accounting policy for inventory measurement in Note 3.15

69

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 12 Related party disclosures

12.1 Related party disclosures

Balances pending at the period end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2 Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

70

Notes to the Consolidated Interim Financial Statements
June 30, 2025

12.3 Detailed identification of related parties and subsidiaries

As of June 30, 2025, and December 31, 2024, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio SpA (6)	Chile	Dollar	Subsidiary
79.770.780-5	Serv. Integrales de Tránsito y Transferencia S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda. (18)	Chile	Peso	Subsidiary
79.626.800-K	SQM Salar SpA (7)	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MAG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (8)	Chile	Dollar	Subsidiary
78.009.141-K	SQM Lab SpA (17)	Chile	Dollar	Subsidiary
76.641.889-9	SQM Nueva Industrial III SpA (22)	Chile	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	RS Agro Chemical Trading Corporation A.V.V. (2)	Aruba	Dollar	Subsidiary
Foreign	Nitratos Naturais do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQMC Holding Corporation.	United States of America	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V. (3)	Aruba	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Holland	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary

71

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM África Pty Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Oceanía Pty Ltd.	Australia	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited (15)	Thailand	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Australia Pty	Australia	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	Soquimich LLC	South Korea	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Holland	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (4)	China	Dollar	Subsidiary
Foreign	SQM Comercial Perú S.A.C. (5)	Peru	Dollar	Subsidiary
Foreign	SQM India Private Limited (9)	India	Indian Rupee	Subsidiary
Foreign	Sichuan Dixin New Energy Co., Ltd. (10)	China	Chinese Yuan	Subsidiary
Foreign	SQM (Shanghai) Industrial Co, Ltd. (11)	China	Dollar	Subsidiary
Foreign	SQM Lithium Europe NV (12)	Belgium	Dollar	Subsidiary
Foreign	SQM Lithium North America Corporation (13)	United States of America	Dollar	Subsidiary
Foreign	Sociedad Química y Minera Maroc (14)	Morocco	Moroccan Dirham	Subsidiary
Foreign	SQM Japan Lithium Co. Ltd. (16)	Japan	Dollar	Subsidiary
Foreign	Harding Battery Minerals (Novo JV)	Australia	Dollar	Subsidiary
Foreign	Pirra Lithium Pty Ltd (19)	Australia	Australian Dollar	Subsidiary
Foreign	SQM Hellas A.E. (20)	Grecee	Dollar	Subsidiary
Foreign	SQM Canada Inc. (21)	Canada	Dollar	Subsidiary
Foreign	Ajay North America	United States of America	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	SQM Vitas Fzco	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Pavoni & C, SpA.	Italy	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian Dollar	Joint venture
Foreign	Azure Minerals	Australia	Australian Dollar	Joint venture
Foreign	SH Mining Pty Ltd	Australia	Australian Dollar	Joint venture
Foreign	SQM Vitas Brasil Agroindustria	Brazil	Brazilian real	Other related parties

(1) SQM has control over the management of Comercial Agrorama Ltda.

(2) RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024.

(3) Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024.

(4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.

(5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C.

(6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(9) The subsidiary SQM India Private Limited was incorporated on April 22, 2024.
(10) The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024.
(11) SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024.
(12) On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated.
(13) On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated.
(14) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(16) On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated.
(17) On December 16, 2024, the subsidiary SQM Lab SpA was incorporated.
(18) On february 21, 2025 Almacenes y Depósitos Ltda. was dissolved.
(19) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total capital interest to 80%.
(20) On March 12, 2025, SQM Hellas A.E. was incorporated.
(21) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated.
(22) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated.

72

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties
N/A	Sociedad Contractual Minera Capricornio	Chile	Peso	Other related parties

12.4 Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the period ended June 30, 2025 and 2024, the detail of significant transactions involving amounts greater than ThUS$1,000 with "Other related parties" is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of June 30, 2025	As of June 30, 2024
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	18,281	22,471
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	2,877	2,919
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	15,434	24,769
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	2,146	1,400
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	-	10,035
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	-	6,577
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	2,718	4,285
Foreign	Pavoni & CPA	Joint venture	Italy	Dividends	-	215
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	-	12,500

73

Notes to the Consolidated Interim Financial Statements
June 30, 2025

12.5 Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	11,225	13,213
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	5,144	7,232
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	-	4
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	2,964	1,511
Foreign	Azure Minerals	Joint venture	Australia	Australian dollar	8,262	4,713
Foreign	SH Mining Pty Ltd	Joint venture	Australia	Australian dollar	7,310	2,033
Total					34,905	28,706

As of June 30, 2025, and December 31, 2024, receivables are net of provision for ThUS$ 1,839 and ThUS$ 668, respectively.

12.6 Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	5,202	4,438
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dollar	5,827	5,827
Total					11,029	10,265

12.7 Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

74

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 13 Financial instruments

13.1 Types of other current and non-current financial assets

Description of other financial assets	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Financial assets at amortized cost (1)	665,471	1,061,262
Derivative financial instruments		
- For hedging	181	15,405
- Non-hedging (2)	1,565	2,928
Total other current financial assets	**667,217**	**1,079,595**
Financial assets at fair value through other comprehensive income (3) (4) (5) (6)	50,751	57,756
Derivative financial instruments		
- For hedging	11,471	2,930
Other financial assets at amortized cost	20	20
Total other non-current financial assets	**62,242**	**60,706**

Institution	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Banco de Crédito e Inversiones	90,330	174,684
Banco Santander	234,554	415,851
Banco Itaú CorpBanca	72,368	66,166
Banco de Crédito e inversiones Miami	131,833	-
Scotiabank Chile	95,638	240,164
Santander US	40,748	-
Bank of Nova Scotia	-	51,025
KBC Bank	-	22,397
Banco Estado	-	90,975
Total	**665,471**	**1,061,262**

(1) Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2) Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3) During the first quarter of 2023, the Company made an investment of ThUS$30,701 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange).

On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling ThUS$186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake.

(4) In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.

(5) In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. During the second quarter of 2025, investments were acquired in Kite Magnetic Investment and Optigun OU for ThUS$2,315 and ThUS$3,195, respectively.

(6) As of December 31, 2024, the investment in SAS Adionics was classified as other non-current financial assets. During the first quarter of 2025, this investment was reclassified to investments accounted for using the equity method. See note 8.

Considering that these investments (4) (5) and (6) are recent, their carrying amount is estimated to approximate their fair value.

75

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.2 Trade and other receivables

Trade and other receivables	As of June 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	572,211	-	572,211	537,552	-	537,552
Prepayments, current	93,524	-	93,524	33,737	-	33,737
Other receivables, current	16,011	3,303	19,314	23,063	2,727	25,790
Guarantee deposits (1)	1,304	-	1,304	11,785	-	11,785
Total trade and other receivables	**683,050**	**3,303**	**686,353**	**606,137**	**2,727**	**608,864**

See discussion about credit risk in Note 4.2.

Trade and other receivables	As of June 30, 2025			As of December 31, 2024		
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	573,757	(1,546)	572,211	539,948	(2,396)	537,552
Prepayments, current	94,309	(785)	93,524	34,521	(784)	33,737
Other receivables, current	19,580	(3,569)	16,011	25,712	(2,649)	23,063
Guarantee deposits (1)	1,304	-	1,304	11,785	-	11,785
Other receivables, non-current	3,303	-	3,303	2,727	-	2,727
Total trade and other receivables	**692,253**	**(5,900)**	**686,353**	**614,693**	**(5,829)**	**608,864**

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 8,653 (see note 15, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed. During April 2025, a total of CNY 80 million (ThUS$ 11,176) was repaid.

76

Notes to the Consolidated Interim Financial Statements
June 30, 2025

As of June 30, 2025, and December 31, 2024, the renegotiated portfolio represented 0% of total trade receivables.

(a) Impairment provision for doubtful receivables

As of June 30, 2025							
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	0%	0%	9%	20%	41%	-	-
Total Gross Book Value	544,084	25,840	1,452	447	1,934	573,757	36,744
Impairment Estimate	409	125	134	90	788	1,546	1,839

As of December 31, 2024							
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	0%	1%	2%	5%	27%	-	-
Total Gross Book Value	512,474	16,619	6,294	558	4,003	539,948	29,374
Impairment Estimate	989	163	138	26	1,080	2,396	668

As of June 30, 2025, and December 31, 2024, movements in provisions are as follows:

Provisions	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Impairment provision of accounts receivable at the beginning of the year	**6,497**	**7,875**
Impairment loss on accounts receivable for the period recognized in results	(141)	(639)
Write-off of receivables	-	(2,154)
Difference in exchange rate	1,383	1,415
Impairment provision of accounts receivable at the reporting date	**7,739**	**6,497**
The allowance for impairment of accounts receivable is analyzed below		
Trade and other receivables	1,546	2,396
Current other receivables	4,354	3,433
Trade receivables with related parties	1,839	668
Impairment provision of Accounts Receivable	**7,739**	**6,497**

77

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of June 30, 2025	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	181	13,508	-	-
Long term	11,471	5,989	-	-
Subtotal	11,652	19,497	(12,676)	4,831
Type of Instrument: Forwards				
Non-hedging derivatives disbursement SQM Australia Pty				
Short term	-	-	-	-
Long term	-	-	-	-
Subtotal	-	-	-	-
Underlying Investments Hedge	11,652	19,497	(12,676)	4,831
Type of Instrument: Forwards/Options				
Non-hedge derivatives with effect on income				
Short term	1,565	4,291	-	-
Underlying Investments Hedge	1,565	4,291	(5,236)	-
Total Instruments	13,217	23,788	(17,912)	4,831

As of December 31, 2024	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	15,405	7,316	-	-
Long term	2,930	21,440	-	-
Subtotal	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards				
Non-hedging derivatives disbursement SQM Australia Pty				
Short term	-	-	-	-
Long term	-	-	-	-
Subtotal	-	-	-	-
Underlying Investments Hedge	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards/Options				
Non-hedge derivatives with effect on income				
Short term	2,928	418	-	-
Underlying Investments Hedge	2,928	418	17,131	-
Total Instruments	21,263	29,174	27,149	(20,439)

78

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(*) The balances in the "Total Realized" column consider the effects of the contracts in effect from January 1 to June 30, 2025, and from January 1 to December 31, 2024.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2024	Cash flow	Profit (loss)	Equity and other	As of June 30, 2025
Debt hedging derivatives	(25,826)	3,346	30,307	(9,092)	(1,265)
Investment hedging derivatives	15,405	145	(26,035)	3,905	(6,580)
Hedging derivatives – cash requirements for Australia's business	-	-	-	-	-
Non-hedging derivatives	2,510	-	(5,236)	-	(2,726)

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash Flow	Profit (loss)	Equity and other	As of December 31, 2024
Debt hedging derivatives	2,520	6,298	(47,238)	12,594	(25,826)
Investment hedging derivatives	(18,300)	(4,368)	37,938	135	15.405
Hedging derivatives – cash requirements for Australia's business	1,437	-	-	(1,437)	-
Non-hedging derivatives	(14,275)	(345)	17,130	-	2,510

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
O	58,748	UF	02-01-2030
P	134,228	UF	01-15-2028
Q	123,370	UF	06-01-2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

79

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.4 Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2025, and December 31, 2024, the detail is as follows:

Other current and non-current financial liabilities	As of June 30, 2025			As of December 31, 2024		
	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost						
Bank borrowings	831,915	292,812	1,124,727	847,963	129,683	977,646
Unsecured obligations	54,215	3,476,198	3,530,413	307,771	3,449,459	3,757,230
Derivative financial instruments						
For hedging	13,508	5,989	19,497	7,316	21,440	28,756
Non-hedging	4,291	-	4,291	418	-	418
Total	**903,929**	**3,774,999**	**4,678,928**	**1,163,468**	**3,600,582**	**4,764,050**

80

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

a) Bank borrowings, current:

As of June 30, 2025 the detail of this caption is as follows:

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country					
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	12-19-2025	6.08%	4.24%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	12-22-2025	4.57%	4.25%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	12-22-2025	4.72%	4.25%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-19-2026	4.74%	4.74%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	10-21-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-21-2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09-02-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	11-17-2025	4.80%	4.80%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07-10-2025	5.77%	5.77%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	06-12-2026	4.80%	4.80%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-11-2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-08-2025	5.22%	5.22%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-02-2026	4.73%	4.73%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	04-21-2026	4.72%	4.72%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-18-2026	4.74%	4.74%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08-08-2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	06-11-2026	4.79%	4.79%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	01-27-2026	4.85%	4.85%

Debtor	Creditor	Nominal amounts as of June 30, 2025			Current amounts as of June 30, 2025				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	200,000	-	200,313	200,313	(418)	199,895
SQM S.A.	Banco Santander/Kexim	-	-	-	-	104	104	-	104
SQM S.A.	Banco Santander/Kexim	-	-	-	-	219	219	-	219
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,316	25,316	-	25,316
SQM S.A.	Banco Estado	-	40,000	40,000	-	40,693	40,693	-	40,693
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,468	30,468	-	30,468
SQM S.A.	Banco Estado	80,000	-	80,000	83,278	-	83,278	-	83,278
SQM S.A.	Banco Estado	30,000	-	30,000	31,353	-	31,353	-	31,353
SQM S.A.	Banco BCI	-	30,000	30,000	-	30,048	30,048	-	30,048
SQM S.A.	JPMorgan	50,000	-	50,000	52,845	-	52,845	-	52,845
SQM Industrial S.A.	Banco Estado	50,000	-	50,000	52,665	-	52,665	-	52,665
SQM Industrial S.A.	Banco Estado	30,000	-	30,000	31,392	-	31,392	-	31,392
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,378	20,378	-	20,378
SQM Salar SpA	Banco BCI	-	70,000	70,000	-	70,130	70,130	-	70,130
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	50,632	50,632	-	50,632
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	50,360	50,360	-	50,360
SQM Salar SpA	Banco de Chile	40,000	-	40,000	41,899	-	41,899	-	41,899
SQM Salar SpA	Banco Itau	-	20,000	20,000	-	20,240	20,240	-	20,240
Total		280,000	535,000	815,000	293,432	538,901	832,333	(418)	831,915

81

Notes to the Consolidated Interim Financial Statements
June 30, 2025

As of December 31, 2024

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country					
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-20-2025	5.93%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	4.27%	4.29%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-26-2025	6.10%	6.10%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-14-2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-21-2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09-02-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07-10-2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03-07-2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03-07-2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-25-2025	5.84%	5.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06-19-2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-07-2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-11-2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-08-2025	5.22%	5.22%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-17-2025	5.86%	5.86%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-06-2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-26-2025	6.10%	6.10%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08-08-2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-16-2025	5.90%	5.90%

82

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Debtor	Creditor	Nominal amounts as of December 31, 2024			Current amounts as of December 31, 2024				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	200,000	-	200,346	200,346	(839)	199,507
SQM S.A.	Banco Santander/Kexim	-	-	-	-	150	150	-	150
SQM S.A.	Banco Santander/Kexim	-	-	-	-	23	23	-	23
SQM S.A.	Scotiabank Chile	-	25,000	25,000	25,911	-	25,911	-	25,911
SQM S.A.	Banco Estado	15,000	-	15,000	15,781	-	15,781	-	15,781
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,558	30,558	-	30,558
SQM S.A.	Banco Estado	-	80,000	80,000	-	81,287	81,287	-	81,287
SQM S.A.	JPMorgan	-	50,000	50,000	-	51,395	51,395	-	51,395
SQM Industrial S.A.	Banco Itau	20,000	-	20,000	20,859	-	20,859	-	20,859
SQM Industrial S.A.	Banco Itau	20,000	-	20,000	20,586	-	20,586	-	20,586
SQM Industrial S.A.	Banco Itau	10,000	-	10,000	10,429	-	10,429	-	10,429
SQM Industrial S.A.	Banco Itau	40,000	-	40,000	41,226	-	41,226	-	41,226
SQM Industrial S.A.	Banco Itau	-	30,000	30,000	-	30,928	30,928	-	30,928
SQM Industrial S.A.	Banco Estado	-	30,000	30,000	-	30,605	30,605	-	30,605
SQM Industrial S.A.	Banco Estado	-	50,000	50,000	-	51,275	51,275	-	51,275
SQM Salar SpA	Banco Itau	20,000	-	20,000	20,664	-	20,664	-	20,664
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	51,918	51,918	-	51,918
SQM Salar SpA	Scotiabank Chile	50,000	-	50,000	51,822	-	51,822	-	51,822
SQM Salar SpA	Banco de Chile	-	40,000	40,000	-	40,825	40,825	-	40,825
SQM Salar SpA	Banco de Chile	-	70,000	70,000	-	72,214	72,214	-	72,214
Total		175,000	655,000	830,000	207,278	641,524	848,802	(839)	847,963

83

Notes to the Consolidated Interim Financial Statements
June 30, 2025

b) Unsecured obligations, current:

As of June 30, 2025, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	11/07/2025	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	07/22/2025	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2025	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2025	Dollar	Semiannual	Upon maturity	6.29%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09/10/2025	Dollar	Semiannual	Upon maturity	5.27%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2025	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2025	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2025	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	01/12/2025	UF	Semiannual	Upon maturity	3.54%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of June 30, 2025			Carrying amounts of maturities as of June 30, 2025				
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$450,000	-	2,816	2,816	-	2,816	2,816	(679)	2,137
SQM S.A.	Chile	ThUS$400,000	7,461	-	7,461	7,461	-	7,461	(235)	7,226
SQM S.A.	Chile	ThUS$700,000	7,486	-	7,486	7,486	-	7,486	(555)	6,931
SQM S.A.	Chile	ThUS$750,000	-	7,177	7,177	-	7,177	7,177	(1,612)	5,565
SQM S.A.	Chile	ThUS$850,000	14,285	-	14,285	14,285	-	14,285	(1,936)	12,349
SQM S.A.	Chile	H	17,098	-	17,098	17,098	-	17,098	(172)	16,926
SQM S.A.	Chile	O	983	-	983	983	-	983	(81)	902
SQM S.A.	Chile	P	1,865	-	1,865	1,865	-	1,865	(12)	1,853
SQM S.A.	Chile	Q	-	348	348	-	348	348	(22)	326
Total			49,178	10,341	59,519	49,178	10,341	59,519	(5,304)	54,215

84

Notes to the Consolidated Interim Financial Statements
June 30, 2025

As of December 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01-28-2025	Dollar	Semiannual	Upon maturity	0.39%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2025	Dollar	Semiannual	Upon maturity	1.98%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2025	Dollar	Semiannual	Upon maturity	3.43%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03-10-2025	Dollar	Semiannual	Upon maturity	3.14%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05-07-2025	Dollar	Semiannual	Upon maturity	6.02%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	03-10-2025	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2024	UF	Semiannual	Semiannual	1.55%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2024	UF	Semiannual	Upon maturity	1.51%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2024	UF	Semiannual	Upon maturity	1.10%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2024	UF	Semiannual	Upon maturity	2.23%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of December 31, 2024			Carrying amounts of maturities as of December 31, 2024				
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	254,648	-	254,648	254,648	-	254,648	(36)	254,612
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	-	7,554	7,554	-	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	-	7,313	7,313	-	7,313	7,313	(1,611)	5,702
SQM S.A.	Chile	ThUS$850,000	14,415	-	14,415	14,415	-	14,415	(1,935)	12,480
SQM S.A.	Chile	H	15,844	-	15,844	15,844	-	15,844	(172)	15,672
SQM S.A.	Chile	O	907	-	907	907	-	907	(81)	826
SQM S.A.	Chile	P	1,719	-	1,719	1,719	-	1,719	(12)	1,707
SQM S.A.	Chile	Q	-	330	330	-	330	330	(22)	308
Total			302,595	10,512	313,107	302,595	10,512	313,107	(5,336)	307,771

85

Notes to the Consolidated Interim Financial Statements
June 30, 2025

c) Classes of bank borrowings, non-current

The following table shows the details of bank borrowings as of June 30, 2025:

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country				
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.57%	4.25%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.72%	4.25%

Debtor	Creditor	Nominal non-current maturities as of June 30, 2025				Carrying amounts and maturities as of June 30, 2025					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,392)	97,608
SQM S.A.	Banco Santander/Kexim	-	-	200,000	200,000	-	-	200,000	200,000	(4,796)	195,204
Total		-	-	300,000	300,000	-	-	300,000	300,000	(7,188)	292,812

As of December 31, 2024

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country				
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.27%	4.29%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2024				Carrying amounts and maturities as of December 31, 2024					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,997)	97,003
SQM S.A.	Banco Santander/Kexim	-	-	36,000	36,000	-	-	36,000	36,000	(3,320)	32,680
Total		-	-	136,000	136,000	-	-	136,000	136,000	(6,317)	129,683

86

Notes to the Consolidated Interim Financial Statements
June 30, 2025

d) Unsecured obligations, non-current

The following table shows the details of "unsecured debentures that accrue non-current interest" as of June 30, 2025:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2029	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2050	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09-10-2051	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11-07-2033	Dollar	Semiannual	Upon maturity	6.29%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09-10-2034	Dollar	Semiannual	Upon maturity	5.27%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of June 30, 2025						Carrying amounts and maturities as of June 30, 2025							
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450,000	-	-	-	450,000	-	450,000	-	-	-	450,000	-	450,000	(1,979)	448,021
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,532)	394,468
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(13,961)	686,039
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(11,789)	738,211
ThUS$850,000	-	-	-	-	850,000	850,000	-	-	-	-	850,000	850,000	(15,819)	834,181
H	-	-	-	61,190	-	61,190	-	-	-	61,190	-	61,190	(603)	60,587
O	-	-	-	-	63,102	63,102	-	-	-	-	63,102	63,102	(537)	62,565
P	-	-	-	126,203	-	126,203	-	-	-	126,203	-	126,203	(22)	126,181
Q	-	-	-	-	126,204	126,204	-	-	-	-	126,204	126,204	(259)	125,945
Total	-	-	-	637,393	2,889,306	3,526,699	-	-	-	637,393	2,889,306	3,526,699	(50,501)	3,476,198

87

Notes to the Consolidated Interim Financial Statements
June 30, 2025

As of December 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09-10-2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11-07-2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09-10-2034	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of December 31, 2024						Carrying amounts and maturities as of December 31, 2024							
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,313)	447,687
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,644)	394,356
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,232)	685,768
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(12,590)	737,410
ThUS$850,000	-	-	-	-	850,000	850,000	-	-	-	-	850,000	850,000	(16,433)	833,567
H	-	-	-	-	63,087	63,087	-	-	-	-	63,087	63,087	(689)	62,398
O	-	-	-	-	57,830	57,830	-	-	-	-	57,830	57,830	(578)	57,252
P	-	-	-	-	115,659	115,659	-	-	-	-	115,659	115,659	(27)	115,632
Q	-	-	-	-	115,659	115,659	-	-	-	-	115,659	115,659	(270)	115,389
Total	-	-	-	-	3,502,235	3,502,235	-	-	-	-	3,502,235	3,502,235	(52,776)	3,449,459

88

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.5 Trade and other payables

a) Details trade and other payables

Trade and other payables	As of June 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	358,561	-	358,561	448,154	-	448,154
Other accounts payable	824	-	824	1,007	-	1,007
Prepayments from customers	30,757	-	30,757	22,288	-	22,288
Total	390,142	-	390,142	471,449	-	471,449

As of June 30, 2025, and December 31, 2024, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

Type of Supplier	Amounts according to payment periods as of June 30, 2025						Total
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	241,414	740	1,967	1	-	-	244,122
Services	105,538	1,558	1	55	153	-	107,305
Others	36,230	13	-	-	-	-	36,243
Total	383,182	2,311	1,968	56	153	-	387,670

Type of Supplier	Amounts according to payment periods as of December 31, 2024						Total
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	290,688	5,248	66	25	1	-	296,028
Services	126,479	6,031	11	7	65	-	132,593
Others	40,353	159	4	-	-	-	40,516
Total	457,520	11,438	81	32	66	-	469,137

Suppliers past due on payments

Type of Supplier	Amounts according to payment periods as of June 30, 2025						Total
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	645	244	82	51	21	-	1,043
Services	525	35	-	6	-	-	566
Others	35	3	-	-	1	-	39
Total	1,205	282	82	57	22	-	1,648

Type of Supplier	Amounts according to payment periods as of December 31, 2024						Total
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	458	80	121	61	67	-	787
Services	443	-	-	9	2	-	454
Others	32	32	-	-	-	-	64
Total	933	112	121	70	69	-	1,305

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2025, the Company has purchase orders amounting to ThUS$ 175,167 and ThUS$ 141,604 as of December 31, 2024.

89

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.6 Financial asset and liability categories

a) Financial Assets

Description of financial assets	As of June 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,565,586	-	1,565,586	1,377,851	-	1,377,851
Trade receivables due from related parties at amortized cost	34,905	-	34,905	28,706	-	28,706
Financial assets measured at amortized cost	665,471	20	665,491	1,061,262	20	1,061,282
Trade and other receivables	683,050	3,303	686,353	606,137	2,727	608,864
Total financial assets measured at amortized cost	2,949,012	3,323	2,952,335	3,073,956	2,747	3,076,703
Financial instruments for hedging purposes	181	11,471	11,652	15,405	2,930	18,335
Derivative financial instruments with effect in profit or loss (non-hedging)	1,565	-	1,565	2,928	-	2,928
Financial assets classified as at fair value through other comprehensive income	-	50,751	50,751	-	57,756	57,756
Total financial assets at fair value	1,746	62,222	63,968	18,333	60,686	79,019
Total financial assets	2,950,758	65,545	3,016,303	3,092,289	63,433	3,155,722

Financial Liabilities

Description of financial liabilities	As of June 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	13,508	5,989	19,497	7,316	21,440	28,756
Derivative financial instruments with effect in profit or loss (non-hedging)	4,291	-	4,291	418	-	418
Financial liabilities at fair value	17,799	5,989	23,788	7,734	21,440	29,174
Bank loans	831,915	292,812	1,124,727	847,963	129,683	977,646
Unsecured obligations	54,215	3,476,198	3,530,413	307,771	3,449,459	3,757,230
Lease Liabilities	24,015	57,260	81,275	23,011	60,801	83,812
Trade and other payables	390,142	-	390,142	471,449	-	471,449
Total financial liabilities at amortized cost	1,300,287	3,826,270	5,126,557	1,650,194	3,639,943	5,290,137
Total financial liabilities	1,318,086	3,832,259	5,150,345	1,657,928	3,661,383	5,319,311

90

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.7 Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a) **Level 1:** The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b) **Level 2:** The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c) **Level 3:** If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

91

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Fair value measurement of assets and liabilities	As of June 30, 2025			Measurement Methodology		
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount Registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets						
Cash and cash equivalents	1,565,586	1,565,586	-	1,565,586	-	-
Other current financial assets						
- Time deposits	665,471	665,471	-	-	665,471	-
- Derivative financial instruments						
- Forwards	-	-	938	-	938	-
- Options	-	-	627	-	627	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	181	-	181	-
Non-current accounts receivable	3,303	3,303	-	-	-	-
Other non-current financial assets:						
- Other	20	20	-	-	20	-
- Equity instruments	-	-	50,751	50,751	-	-
- Hedging assets – swaps	-	-	11,471	11,471	-	-
Other current financial liabilities						
- Bank borrowings	831,915	832,334	-	-	832,334	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,553	-	2,553	-
- Options	-	-	1,738	-	1,738	-
- Hedging-debt	-	-	5,494	-	5,494	-
- Hedging-investments	-	-	8,014	-	8,014	-
- Unsecured obligations	54,215	59,518	-	-	59,518	-
Other non-current financial liabilities						
- Bank borrowings	292,812	300,000	-	-	300,000	-
- Unsecured obligations	3,476,198	3,526,699	-	-	3,526,699	-
- Non-current hedging liabilities	-	-	5,989	-	5,989	-

92

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Fair value measurement of assets and liabilities	As of December 31, 2024			Measurement Methodology		
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets						
Cash and cash equivalents	1,377,851	1,377,851	-	1,377,851	-	-
Other current financial assets						
- Time deposits	1,061,262	1,061,262	-	-	1,061,262	-
- Derivative financial instruments						
- Forwards	-	-	2,615	-	2,615	-
- Options	-	-	313	-	313	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	15,405	-	15,405	-
Non-current accounts receivable	2,727	2,727	-	-	-	-
Other non-current financial assets:						
- Other	20	20	-	-	20	-
- Equity instruments	-	-	57,756	57,756	-	-
- Hedging assets – swaps	-	-	2,930	2,930	-	-
Other current financial liabilities						
- Bank borrowings	847,963	848,800	-	-	848,800	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	182	-	182	-
- Options	-	-	236	-	236	-
- Hedging-debt	-	-	7,316	-	7,316	-
- Hedging-investments	-	-	-	-	-	-
- Unsecured obligations	307,771	313,107	-	-	313,107	-
Other non-current financial liabilities						
- Bank borrowings	129,683	136,000	-	-	136,000	-
- Unsecured obligations	3,449,459	3,502,236	-	-	3,502,236	-
- Non-current hedging liabilities	-	-	21,440	-	21,440	-

93

Notes to the Consolidated Interim Financial Statements
June 30, 2025

13.8 Reconciliation of net debt and lease liabilities.

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1 plus current and non-current lease liabilities to complete its analysis.

Net debt	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash and cash equivalents	1,565,586	1,377,851
Other current financial assets	667,172	1,079,595
Other non-current financial hedge assets	11,471	2,930
Other current financial liabilities	(903,929)	(1,163,468)
Lease liabilities, current	(24,015)	(23,011)
Other non-current financial liabilities	(3,774,999)	(3,600,582)
Non-current lease liabilities	(57,260)	(60,801)
Total	**(2,515,929)**	**(2,387,486)**

Net debt	As of December 31, 2024	From cash flow			Not from cash flow		As of June 30, 2025
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,734,876)	107,905	123,837	4,496	(156,502)	-	(4,655,140)
Financial instruments derived from hedging	(28,756)	151	3,195	-	21,765	(9,092)	(12,737)
Derivatives for investment hedges	-	-	-	145	(10,811)	3,905	(6,761)
Non-hedging derivatives in other financial liabilities	(418)	-	-	-	(3,873)	-	(4,291)
Current and non-current lease liabilities	(83,812)	12,836	1,551	-	(11,850)	-	(81,275)
Current and Non-Current Financial Liabilities	**(4,847,862)**	**120,892**	**128,583**	**4,641**	**(161,271)**	**(5,187)**	**(4,760,204)**
Cash and cash equivalents	1,377,851	-	(24,705)	179,757	32,683	-	1,565,586
Deposits that do not qualify as cash and cash equivalents	1,061,262	-	(31,419)	(402,973)	38,601	-	665,471
Debt hedging derivative financial instruments	2,930	-	-	-	8,542	-	11,472
Derivatives for investment hedges	15,405	-	-	-	(15,224)	-	181
Non-hedging derivatives on other financial assets	2,928	-	-	-	(1,363)	-	1,565
Current and Non-Current Financial Assets	**2,460,376**	**-**	**(56,124)**	**(223,216)**	**63,238**	**-**	**2,244,274**
Total	**(2,387,486)**	**120,892**	**72,459**	**(218,575)**	**(98,032)**	**(5,187)**	**(2,515,929)**

94

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Net debt	As of December 31, 2023	From cash flow			Not from cash flow		As of December 31, 2024
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(371,131)	233,768	23,091	(204,340)	-	(4,734,876)
Financial instruments derived from hedging	(22,000)	(759)	7,057	-	(25,648)	12,594	(28,756)
Derivatives for investment hedges	(18,300)	-	-	(4,368)	22,533	135	-
Non-hedging derivatives in other financial liabilities	(14,795)	-	-	-	14,377	-	(418)
Current and non-current lease liabilities	(75,158)	22,288	2,820	-	(33,762)	-	(83,812)
Hedging derivatives – cash requirements for Australia's business	1,437	-	-	-	-	(1,437)	-
Current and Non-Current Financial Liabilities	(4,545,080)	(349,602)	243,645	18,723	(226,840)	11,292	(4,847,862)
Cash and cash equivalents	1,041,369	-	(50,529)	329,897	57,114	-	1,377,851
Deposits that do not qualify as cash and cash equivalents	1,316,797	-	(46,547)	(230,017)	21,029	-	1,061,262
Debt hedging derivative financial instruments	24,520	-	-	-	(21,590)	-	2,930
Derivatives for investment hedges	-	-	-	-	15,405	-	15,405
Non-hedging derivatives on other financial assets	520	-	-	(345)	2,753	-	2,928
Current and Non-Current Financial Assets	2,383,206	-	(97,076)	99,535	74,711	-	2,460,376
Total	(2,161,874)	(349,602)	146,569	118,258	(152,129)	11,292	(2,387,486)

95

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 14 Right-of-use assets and lease liabilities

14.1 Right-of-use assets

Reconciliation of changes in right-of-use assets as of June 30, 2025, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,663	30,548	-	1,213	33,646	84,070
Additions	-	1,901	-	254	8,357	10,512
Depreciation expenses	(361)	(3,930)	-	(615)	(8,455)	(13,361)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	(1,262)	(1,262)
Total changes	(361)	(2,029)	-	(361)	(1,360)	(4,111)
Closing balance	18,302	28,519	-	852	32,286	79,959

Reconciliation of changes in right-of-use assets as of December 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,299	25,458	-	855	28,581	73,193
Additions	110	12,247	-	1,245	19,435	33,037
Depreciation expenses	(738)	(7,150)	-	(1,129)	(13,648)	(22,665)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	992	(7)	-	242	(722)	505
Total changes	364	5,090	-	358	5,065	10,877
Closing balance	18,663	30,548	-	1,213	33,646	84,070

The Company's lease activities included the following aspects:

(a) The nature of the Company's lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leasebacks in the period.

96

Notes to the Consolidated Interim Financial Statements
June 30, 2025

14.2 Lease liabilities

Lease liabilities	As of June 30, 2025		As of December 31, 2024	
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	24,015	57,260	23,011	60,801
Total	24,015	57,260	23,011	60,801

(a) As of June 30, 2025, and December 31, 2024, current lease liabilities are analyzed as follows:

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of June 30, 2025			Amounts at amortized cost as of June 30, 2025		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	2,813	8,313	11,126	2,528	7,650	10,178
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	800	1,161	344	764	1,108
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	14	41	55	13	40	53
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.59%	662	1,538	2,200	600	1,374	1,974
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.05%	314	973	1,287	303	896	1,199
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	1	8	9	1	4	5
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.03%	971	1,518	2,489	968	1,513	2,481
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	8.73%	363	871	1,234	328	804	1,132
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.11%	901	2,555	3,456	797	2,305	3,102
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	99	300	399
Foreign	SQM North America Corp.	United States	Contract supplier	Dollar	5.30%	82	249	331	75	224	299
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	372	552	924	332	464	796
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	84	251	335	84	251	335
Foreign	SQM Iberian S.A.	Spain	Contract supplier	Euro	3.25%	15	46	61	15	45	60
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.16%	52	155	207	52	155	207
Foreign	SQM India Private Limited	India	Contract supplier	INR	4.96%	11	31	42	11	31	42
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	4	12	16	4	11	15
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	30	91	121	29	87	116
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	7	22	29	7	22	29
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	115	344	459	109	330	439
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.66%	5	15	20	5	13	18
Total						7,305	18,770	26,075	6,711	17,304	24,015

97

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31,2024			Amounts at amortized cost as of December 31, 2024		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.42%	2,813	8,438	11,251	2,482	7,591	10,073
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.47%	361	1,065	1,426	339	1,017	1,356
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	65	58	123	64	56	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.45%	658	1,911	2,569	589	1,724	2,313
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	954	1,290	324	874	1,198
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	1	2	1	1	2
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.36%	687	1,999	2,686	683	1,989	2,672
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	734	1,455	2,189	692	1,370	2,062
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	6.37%	317	537	854	290	475	765
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	296	393
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.25%	74	221	295	68	204	272
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	370	929	1,299	316	823	1,139
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	12.86%	66	200	266	66	200	266
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	31	91	122	31	91	122
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	26	35	9	26	35
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.55%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	30	90	120	28	86	114
Total						6,702	18,426	25,128	6,106	16,905	23,011

98

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(b) As June 30, 2025, and December 31, 2024, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of June 30, 2025				Amounts at amortized cost as of June 30, 2025			
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.81%	14,062	3,197	-	17,259	13,426	3,135	-	16,561
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.90%	1,418	-	-	1,418	1,378	-	-	1,378
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	9	-	-	9	9	-	-	9
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.59%	3,737	3,108	-	6,845	3,442	3,026	-	6,468
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.05%	1,542	206	-	1,748	1,480	200	-	1,680
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	24	68	12	21	21	54
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.03%	3,453	15,667	35	19,155	3,523	15,652	-	19,175
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	8.73%	657	-	-	657	637	-	-	637
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.11%	1,950	1,368	1,368	4,686	1,702	1,221	2,020	4,943
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	404	2,829	835	1,353	398	2,586
Foreign	SQM North America Corp.	United States	Contract supplier	Dollar	5.30%	455	18	-	473	442	17	-	459
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	953	38	69	1,060	875	31	63	969
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	1,218	-	-	1,218	1,216	-	-	1,216
Foreign	SQM Iberian S.A.	Spain	Contract supplier	Euro	3.25%	46	-	-	46	46	-	-	46
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.16%	109	-	-	109	109	-	-	109
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	14	-	-	14	13	-	-	13
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	172	-	-	172	169	-	-	169
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	15	-	-	15	15	-	-	15
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	459	230	-	689	449	228	-	677
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.66%	37	30	29	96	37	30	29	96
Total						31,294	25,343	1,929	58,566	29,815	24,914	2,531	57,260

99

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31, 2024				Amounts at amortized cost as of December 31, 2024			
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	17,661	5,100	-	22,761	16,676	4,968	-	21,644
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.39%	1,565	308	-	1,873	1,505	306	-	1,811
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	37	-	-	37	36	-	-	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,040	-	7,770	3,382	3,905	-	7,287
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,650	362	-	2,012	1,574	357	-	1,931
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	28	72	11	19	25	55
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	562	6	-	568	542	6	-	548
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	766	574	-	1,340	663	549	-	1,212
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,521	-	-	1,521	1,489	-	-	1,489
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	3,253	15,998	-	19,251	3,249	15,998	-	19,247
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,222	-	-	1,222	1,105	-	-	1,105
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	14.83%	1,200	-	-	1,200	1,198	-	-	1,198
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	647	3,072	823	1,332	633	2,788
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	76	16	-	92	60	16	-	76
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	94	-	-	94	94	-	-	94
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.62%	21	-	-	21	21	-	-	21
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	18	-	-	18	18	-	-	18
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	14	-	-	14	14	-	-	14
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	231	-	-	231	227	-	-	227
Total						34,609	27,885	675	63,169	32,687	27,456	658	60,801

100

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Other lease disclosures

Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 45,202 and ThUS$ 45,656 for the periods ended June 30, 2025 and 2024. See Note 22.8.

Expenses related to variable payments not included in the measurement of lease liabilities under IFRS 16 amounted to ThUS$ 1,879 and ThUS$ 2,647 for the periods ending June 30, 2025 and 2024, respectively.

As of June 30, 2025 and December 31, 2024, no income from subleases on right-of-use assets has been recorded.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

101

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 15 Intangible assets and goodwill

15.1 Reconciliation of changes in intangible assets and goodwill

As of June 30, 2025		
Intangible assets and goodwill	Useful life	Net Value ThUS$
IT programs	Finite	7,604
Mining rights	Finite	132,158
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	1,896
Intellectual property	Finite	12,881
Other intangible assets	Finite	3,223
Intangible assets other than goodwill		**162,671**
Goodwill	Indefinite	958
Total Intangible Asset		**163,629**

As of December 31, 2024		
Intangible assets and goodwill	Useful life	Net Value ThUS$
IT programs	Finite	8,430
Mining rights	Finite	133,119
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	3,791
Intellectual property	Finite	14,761
Other intangible assets	Finite	2,958
Intangible assets other than goodwill		**167,968**
Goodwill	Indefinite	948
Total Intangible Asset		**168,916**

102

Notes to the Consolidated Interim Financial Statements
June 30, 2025

a) Movements in identifiable intangible assets as of June 30, 2025 and December 31, 2024:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	8,430	133,119	4,909	3,791	14,761	2,958	948	168,916
Additions	187	170	-	-	-	318	-	675
Amortization of the year	(1,161)	(838)	-	(1,895)	(403)	(116)	-	(4,413)
Impairment losses recognized in income for the period	-	-	-	-	-	-	10	10
Other increases / decreases for foreign currency exchange rates	5	(38)	-	-	-	36	-	3
Other increases (decreases)	143	(255)	-	-	(1,477)	27	-	(1,562)
Subtotals	(826)	(961)	-	(1,895)	(1,880)	265	10	(5,287)
As of June 30, 2025	7,604	132,158	4,909	1,896	12,881	3,223	958	163,629
Historical cost	44,186	162,369	7,420	18,000	16,103	5,695	4,501	258,274
Accumulated amortization	(36,582)	(30,211)	(2,511)	(16,104)	(3,222)	(2,472)	(3,543)	(94,645)
At January 1, 2024	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Additions	6,700	-	-	-	10,130	378	-	17,208
Amortization for the year	(1,430)	(1,608)	-	(3,789)	(805)	(126)	-	(7,758)
Impairment losses recognized in income for the year (1)	-	-	-	-	-	-	(10)	(10)
Other increases / decreases for foreign currency exchange rates	(41)	(102)	-	-	-	(24)	-	(167)
Other increases (decreases)	11	(95)	-	-	235	2,660	-	2,811
Subtotals	5,240	(1,805)	-	(3,789)	9,560	2,888	(10)	12,084
As of December 31, 2024	8,430	133,119	4,909	3,791	14,761	2,958	948	168,916
Historical cost	43,851	162,492	7,420	18,000	17,580	5,314	4,491	259,148
Accumulated amortization	(35,421)	(29,373)	(2,511)	(14,209)	(2,819)	(2,356)	(3,543)	(90,232)

(1) See Note 22.5

103

Notes to the Consolidated Interim Financial Statements
June 30, 2025

b) Movements in identifiable goodwill as of June 30, 2025 and December 31, 2024:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2025	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	As of June 30, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM Iberian S.A.	138	10	-	10	148
SQM Investment Corporation	86	-	-	-	86
SQM Potasio SpA	724	-	-	-	724
Total Increase (decreases)	948	-	-	10	958
Ending balance	948	10	-	10	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM Iberian S.A.	148	-	(10)	(10)	138
SQM Investment Corporation	86	-	-	-	86
SQM Potasio SpA	724	-	-	-	724
Total Increase (decreases)	958	-	(10)	(10)	948
Ending balance	958	-	(10)	(10)	948

104

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 16 Property, plant and equipment

As of June 30, 2025, and December 31, 2024, the detail of property, plant and equipment is as follows:

16.1 Types of property, plant and equipment

Description of types of property, plant and equipment	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net		
Land	24,698	24,698
Buildings	330,712	340,807
Other property, plant and equipment	156,899	135,091
Transport equipment	8,274	8,125
Supplies and accessories	5,000	4,405
Office equipment	1,475	1,435
Network and communication equipment	1,348	1,518
Mining assets	186,462	162,074
IT equipment	5,257	5,281
Energy generating assets	1,993	2,269
Constructions in progress	2,257,385	1,957,128
Machinery, plant and equipment	1,546,266	1,790,814
Total	**4,525,769**	**4,433,645**
Property, plant and equipment, gross		
Land	24,698	24,698
Buildings	960,949	947,585
Other property, plant and equipment	413,195	378,013
Transport equipment	22,302	21,737
Supplies and accessories	34,464	32,863
Office equipment	14,107	13,820
Network and communication equipment	11,459	11,411
Mining assets	406,366	370,504
IT equipment	34,615	33,819
Energy generating assets	38,929	38,929
Constructions in progress	2,257,385	1,957,128
Machinery, plant and equipment	4,875,230	4,989,892
Total	**9,093,699**	**8,820,399**
Accumulated depreciation and value impairment of property, plant and equipment, total		
Accumulated depreciation and impairment of buildings	(630,237)	(606,778)
Accumulated depreciation and impairment of other property, plant and equipment	(256,296)	(242,922)
Accumulated depreciation and impairment of transport equipment	(14,028)	(13,612)
Accumulated depreciation and impairment of supplies and accessories	(29,464)	(28,458)
Accumulated depreciation and impairment of office equipment	(12,632)	(12,385)
Accumulated depreciation and impairment of network and communication equipment	(10,111)	(9,893)
Accumulated depreciation and impairment of mining assets	(219,904)	(208,430)
Accumulated depreciation and impairment of IT equipment	(29,358)	(28,538)
Accumulated depreciation and impairment of energy generating assets	(36,936)	(36,660)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,328,964)	(3,199,078)
Total	**(4,567,930)**	**(4,386,754)**

105

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Description of classes of property, plant and equipment	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Property, plant and equipment, net		
Pumps	125,671	133,863
Conveyor Belt	14,534	15,622
Crystallizer	58,392	60,888
Plant Equipment	308,814	332,127
Tanks	59,554	62,657
Filter	74,589	79,456
Electrical equipment/facilities	142,001	149,728
Other Property, Plant & Equipment	286,303	326,923
Site Closure	35,099	34,828
Piping	194,906	207,595
Well	154,995	167,942
Pond	34,647	36,627
Spare Parts (1)	56,761	182,558
Total	**1,546,266**	**1,790,814**

(1) Movements in spare parts provisions as of June 30, 2025, and December 31, 2024:

Conciliation	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Opening balance	**62,513**	**58,600**
Increase in provision	2,973	3,913
Reclassification of materials provision to inventories	(13,117)	-
Closing balance	**52,369**	**62,513**

106

Notes to the Consolidated Interim Financial Statements
June 30, 2025

16.2 Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2025, and December 31, 2024:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,790,814	4,433,645
Additions	-	1,251	794	-	171	166	1	-	367	-	368,503	1,884	373,137
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(20,346)	(13,418)	(415)	(757)	(137)	(214)	(11,474)	(863)	(276)	-	(134,490)	(182,390)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	2,200	-	-	401	2	-	-	6	-	(153)	(519)	1,937
Reclassifications	-	6,781	34,550	564	723	7	43	35,862	451	-	(93,163)	14,182	-
Reclassification to inventory	-	-	-	-	-	-	-	-	-	-	-	(129,235)	(129,235)
Other increases (decreases) (1)	-	19	(118)	-	57	2	-	-	15	-	25,070	3,630	28,675
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	(10,095)	21,808	149	595	40	(170)	24,388	(24)	(276)	300,257	(244,548)	92,124
Equity as of June 30, 2025	24,698	330,712	156,899	8,274	5,000	1,475	1,348	186,462	5,257	1,993	2,257,385	1,546,266	4,525,769
Historical cost	24,698	960,949	413,195	22,302	34,464	14,107	11,459	406,366	34,615	38,929	2,257,385	4,875,230	9,093,699
Accumulated depreciation	-	(630,237)	(256,296)	(14,028)	(29,464)	(12,632)	(10,111)	(219,904)	(29,358)	(36,936)	-	(3,328,964)	(4,567,930)
Equity at January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	-	9,831	21,109	-	99	230	3	6,723	2,432	-	770,525	174,142	985,094
Disposals	-	-	-	(135)	-	-	-	-	-	-	-	-	(135)
Depreciation for the year	-	(40,570)	(14,781)	(905)	(1,510)	(291)	(582)	(21,308)	(2,261)	(625)	-	(229,168)	(312,001)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(10,759)	(10,759)
Increase (decrease) in foreign currency translation difference	-	(180)	(1)	-	(3)	-	-	-	(1)	-	(305)	(646)	(1,136)
Reclassifications	(116)	58,986	65,361	-	1,314	278	489	21,944	3,231	-	(662,051)	510,564	-
Other increases (decreases) (1)	1,333	27,253	664	-	366	60	3	-	(212)	1	14,918	118,259	162,645
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,217	55,320	72,352	(1,040)	266	277	(87)	7,359	3,189	(624)	123,087	562,392	823,708
Equity as of December 31, 2024	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,790,814	4,433,645
Historical cost	24,698	947,585	378,013	21,737	32,863	13,820	11,411	370,504	33,819	38,929	1,957,128	4,989,892	8,820,399
Accumulated depreciation	-	(606,778)	(242,922)	(13,612)	(28,458)	(12,385)	(9,893)	(208,430)	(28,538)	(36,660)	-	(3,199,078)	(4,386,754)

(1) The net balance of "Other Increases (Decreases)" corresponds to all those items that are reclassified to or from "Property, Plant and Equipment" and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to "Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

107

Notes to the Consolidated Interim Financial Statements
June 30, 2025

16.3 Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4 Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest in the period of property, plant and equipment are detailed as follows:

Capitalized interest costs	June 30, 2025	June 30, 2024
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	5%
Amount of interest costs capitalized in the period ThUS$	34,962	29,743

108

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 17 Other current and non-current non-financial assets

As of June 30, 2025, and December 31, 2024, the detail of "Other Current and Non-current Assets" is as follows:

Other non-financial assets, current	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Domestic Value Added Tax	50,335	125,963
Foreign Value Added Tax	14,540	26,315
Prepaid mining licenses	28,210	3,326
Prepaid insurance	8,980	12,589
Other prepayments	1,397	1,391
Reimbursement of Value Added Tax to exporters	17,426	24,601
Other taxes	4,806	4,189
Other assets	2,168	2,331
Total	**127,862**	**200,705**

Other non-financial assets, non-current	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Exploration and evaluation expenses	61,675	65,510
Guarantee deposits	1,051	942
Foreign VAT (1)	293,314	289,921
Other non-current assets	6,918	7,793
Total	**362,958**	**364,166**

(1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.

Movements in expenditure on exploration projects and ground studies as of June 30, 2025, and December 31, 2024:

Conciliation	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**65,510**	**57,458**
Changes		
Additions	-	10,701
Reclassifications from/to short-term (inventory)	602	(197)
Amortization of ground studies	(369)	(733)
Reclassification from construction in progress	(4,068)	(1,719)
Total changes	**(3,835)**	**8,052**
Ending balance (*)	**61,675**	**65,510**

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

109

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Solutions for human progress

Mineral resource exploration, evaluation and Exploitation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of June 30, 2025 and December 31, 2024, there were no disbursements for this concept.

(b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of June 30, 2025 and December 31, 2024, this amounts to ThUS$17,763 and ThUS$14,787.

(c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under "Other non-current non-financial assets".

Prospecting	Type of Exploration	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Chile (1)	Metallic/Non-Metallic	59,826	59,826
Total		59,826	59,826

(1) The value presented for Chile is composed as of June 2025 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 47,742 associated with metallic explorations. In December 2024, the amounts of non-metallic and metallic explorations were ThUS$ 12,084 and ThUS$ 47,742, respectively.

Prospecting conciliation	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Opening balance	59,826	50,844
Additions	-	10,701
Reclassifications from Exploration in execution - Chile	-	(1,719)
Reclassifications to Exploration in Exploitation - Chile	-	-
Total changes	-	8,982
Total	59,826	59,826

(d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the "Inventories in process" and the remaining portion is classified as "Other Non-current Non-Financial Assets".

110

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Short-term exploitation reconciliation	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Opening balance	**848**	**651**
Amortization of ground studies	-	-
Reclassifications from/to short term (inventories)	(473)	197
Total changes	**(473)**	**197**
Total	**375**	**848**

Long-term exploitation reconciliation	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Opening balance	**5,684**	**6,614**
Amortization of ground studies	(369)	(733)
Reclassifications from/to short term (inventories)	602	(197)
Reclassifications from /to construction in progress	(4,068)	-
Total changes	**(3,835)**	**(930)**
Total	**1,849**	**5,684**

111

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 18 Employee benefits

18.1 Provisions for employee benefits

Classes of benefits and expenses by employee	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current		
Performance bonds and operational targets	42,751	31,546
Total	**42,751**	**31,546**
Non-current		
Profit sharing and bonuses	736	26,970
Severance indemnity payments	38,794	38,637
Total	**39,530**	**65,607**

18.2 Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a) Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company's performance and other short-term and long-term indicators.

b) Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c) Obligations after employee retirement, described in Note 18.4.

d) Retention bonuses for a group of Company executives, described in Note 18.6.

112

Notes to the Consolidated Interim Financial Statements
June 30, 2025

18.3 Other long-term benefits

The actuarial assessment method has been used to calculate the Company's obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as *not funded*.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 "Employee benefits".

18.4 Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the "SQM North America Retirement Income Plan". This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

As of June 30, 2025, and December 31, 2024, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,266, respectively.

113

Notes to the Consolidated Interim Financial Statements
June 30, 2025

18.5 Staff severance indemnities

As of June 30, 2025, and December 31, 2024, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	(38,637)	(43,578)
Current cost of service	(1,884)	(1,889)
Interest cost	(1,526)	(2,549)
Actuarial gain loss	(432)	3,149
Exchange rate difference	(2,523)	5,039
Benefits paid during the year	3,288	1,191
Settlement for transfers of obligations	2,920	-
Total	**(38,794)**	**(38,637)**

(a) Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of June 30, 2025	As of December 31, 2024	Annual/Years
Mortality rate	RV–2020/CB–2020	RV – 2020/CB-2020	
Discount interest rate	5.73%	5.75%	
Inflation rate	3.00%	3.00%	
Voluntary retirement rate:			
Men	3.82%	3.82%	Annual
Women	3.82%	3.82%	Annual
Salary increase	4.01%	4.01%	Annual
Retirement age:			

Men	65	65	Years
Women	60	60	Years

114

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(b) Sensitivity analysis of assumptions

As of June 30, 2025, and December 31, 2024, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of June 30, 2025	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,401)	2,702
Employee turnover rate	(315)	352

Sensitivity analysis as of December 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,352)	2,647
Employee turnover rate	(309)	345

Sensitivity relates to an increase/decrease of 100 basis points.

18.6 Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company's executives and encouraging them to remain with the Company. There are two compensation plans in effect as of June 30, 2025:

I) Financial target compensation plan

(a) Plan characteristics

This compensation plan is paid in cash.

(b) Plan participants and payment dates

A total of 35 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 26,481 and ThUS$ 26,621 as of June 30, 2025 and December 31, 2024 respectively. The income statement was charged with ThUS$ 7,610 and ThUS$ 4,512 during the periods ended June 30, 2025 and 2024, respectively.

115

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 19 Provisions and other non-financial liabilities

19.1 Types of provisions

Types of provisions	As of June 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	11,926	-	11,926	8,957	106	9,063
Provision for dismantling, restoration and rehabilitation cost (2)	-	57,357	57,357	-	53,011	53,011
Other provisions current (3)	254,603	1,096	255,699	302,240	200	302,440
Total	266,529	58,453	324,982	311,197	53,317	364,514

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.

(3) See Note 19.2.

116

Notes to the Consolidated Interim Financial Statements
June 30, 2025

19.2 Description of other provisions

Current provisions, other short-term provisions	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Rent under lease contract (1)	241,048	265,054
Provision for additional tax related to foreign loans	2,040	2,602
End of agreement bonus	3,451	5,279
Other bonuses to workers	2,917	7,701
Other bonuses, general staff	3,008	2,912
Directors' per diem allowance	1,346	5,143
Miscellaneous provisions	793	13,549
Total	254,603	302,240

(1) Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo's rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar's total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

117

Notes to the Consolidated Interim Financial Statements
June 30, 2025

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

118

Notes to the Consolidated Interim Financial Statements
June 30, 2025

19.3 Changes in provisions

Description of items that gave rise to changes as of June 30, 2025	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	**9,063**	**53,011**	**302,440**	**364,514**
Changes				
Additional provisions	5,849	4,346	146,950	157,145
Provision used	(2,995)	-	(193,313)	(196,308)
Increase (decrease) in foreign currency exchange	9	-	115	124
Others	-	-	(493)	(493)
Total Increase (decreases)	**2,863**	**4,346**	**(46,741)**	**(39,532)**
Total	**11,926**	**57,357**	**255,699**	**324,982**

Description of items that gave rise to changes as of December 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	**1,301**	**58,459**	**393,012**	**452,772**
Changes				
Additional provisions	17,333	-	504,995	522,328
Provision used	-	-	(570,187)	(570,187)
Increase (decrease) in foreign currency exchange	134	-	(352)	(218)
Others	(9,705)	(5,448)	(25,028)	(40,181)
Total Increase (decreases)	**7,762**	**(5,448)**	**(90,572)**	**(88,258)**
Total	**9,063**	**53,011**	**302,440**	**364,514**

119

Notes to the Consolidated Interim Financial Statements
June 30, 2025

19.4 Other non-financial liabilities, current

Description of other liabilities	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Tax withholdings	12,835	2,995
Other non-income taxes payable	750	710
VAT payable	9,549	51,420
Guarantees received	1,021	1,021
Accrual for dividend	69,579	5,909
Monthly provisional tax payables	12,288	17,003
Deferred income (1)	21,468	4,657
Withholdings from employees and salaries payable	18,629	9,175
Accrued vacations	34,507	34,796
Other current liabilities	348	353
Total	180,974	128,039

(1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.

19.5 Joint Venture Agreement with Codelco

On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: https://ir.sqm.com/news-events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.

As of the publication date of SQM S.A.'s second quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein. See note 1.6, 3.25 and 20.8.

120

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 20 Disclosures on equity

The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.

20.1 Capital management

The main object of capital management relative to the administration of the Company's financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders' Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt-to-equity ratio. This limit can be exceeded only if the Company's management has first obtained express approval at an Extraordinary Shareholders' Meeting.

The Company's controls over capital management are based on the following ratios:

Capital Management	As of June 30, 2025	As of December 31, 2024	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	2,434,654	2,303,673	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.92	2.51	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	8.97 %	(7.65) %	Net income for the year divided by Total Equity	Net income for the year / Equity
Adjusted EBITDA (ThUS$)	667,472	1,483,571	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences,
EBITDA (ThUS$)	658,088	1,514,382	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	10.93%	13.60%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties' investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.45	0.44	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company's capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

121

Notes to the Consolidated Interim Financial Statements
June 30, 2025

20.2 Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must take into account that, with respect to Series H, Series O and Series Q Bonds, a Debt Level of less than 1.0 times must be met. As of June 30, 2025 this ratio was 0.45.

The financial restrictions with respect to the bonds issued by the Company for the periods ended June 30, 2025, and December 31, 2024.

As of June 30, 2025	Financial restrictions			
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.45	0.45	0.45	0.45
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2024	Financial restrictions			
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20,1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

122

Notes to the Consolidated Interim Financial Statements
June 30, 2025

20.3 Disclosures on share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a) require the calling of an Ordinary or Extraordinary Shareholders' Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b) require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

Detail of capital classes in shares:

Type of capital in preferred shares	As of June 30, 2025		As of December 31, 2024	
	Series A	Series B	Series A	Series B
Description of type of capital in shares				
Number of authorized shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of subscribed partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,730	1,442,893	134,730	1,442,893
Total number of subscribed shares	**142,818,904**	**142,818,904**	**142,818,904**	**142,818,904**

123

Notes to the Consolidated Interim Financial Statements
June 30, 2025

20.4 Disclosures on reserves in Equity

As of June 30, 2025, and December 31, 2024 the composition is as follows:

Disclosure of reserves within shareholders' equity	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(3,141)	(38,024)
Reserve for cash flow hedges (2)	3,528	7,314
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(1,723)	(5,702)
Reserve for actuarial gains or losses in defined benefit plans (4)	(11,520)	(11,179)
Other reserves	10,395	10,175
Total	(2,461)	(37,416)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) Reserve related to the fair value variation of equity financial instruments.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

124

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Movements in other reserves and changes in ownership interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves		
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2024	**(4,921)**	**(1,275)**	**345**	**(17,991)**	**4,537**	**175,428**	**(53,134)**	**11,881**	**163,122**	**(48,252)**	**114,870**
Movement of reserves	(33,103)	2,520	-	3,137	-	(183,289)	-	(1,706)	(212,441)	-	(212,441)
Impact to Income statement	-	8,773	-	-	-	-	-	-	8,773	-	8,773
Income taxes	-	-	(3,049)	-	(862)	-	55,293	-	-	51,382	51,382
As of December 31, 2024	**(38,024)**	**10,018**	**(2,704)**	**(14,854)**	**3,675**	**(7,861)**	**2,159**	**10,175**	**(40,546)**	**3,130**	**(37,416)**
Movement of reserves	34,883	2,575	-	(433)	-	5,451	-	220	46,696	-	42,696
Impact to Income statement	-	(7,761)	-	-	-	-	-	-	(7,761)	-	(7,761)
Income taxes	-	-	1,400	-	92	-	(1,472)	-	-	20	20
Balances as of June 30, 2025	**(3,141)**	**4,832**	**(1,304)**	**(15,287)**	**3,767**	**(2,410)**	**687**	**10,395**	**(5,611)**	**3,150**	**(2,461)**

(1) See details on reserves for foreign currency translation differences in Note 24, letter a).

125

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM's equity through the application of the equity method.

Subsidiary – Associate – Joint ventures	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	354	354
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(393)	(393)
SQM Vitas Fzco.	85	85
Pavoni & C. SpA	7	7
SAS Adionics	123	-
SQM Australia Pty Ltd	183	87
Other	(700)	(701)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SpA	2,121	2,121
Total Other reserves	10,395	10,175

20.5 Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company's bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

Dividend policy for commercial year 2025

The company's dividend policy for the 2025 business year was agreed upon by the Board of Directors on April 24, 2025. On that occasion, the following was decided:

(a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2025.

(b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company's Board of Directors deems that such increase does not materially and adversely affect the Company's ability to make its investments and to comply with the estimates on future cash use.

(c) Distribute and pay dividends in 2025 and the first quarter of 2026, dividends, which will be charged against the aforementioned final dividend.

(d) In the ordinary meeting to be held in 2026, the Company's Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company's ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders' meeting.

(e) Any remaining amount from the net income from 2025 can be retained and used to finance the Company's own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders' meeting or the possible future capitalization of all or part of it.

(f) The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company's Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the

126

Notes to the Consolidated Interim Financial Statements June 30, 2025 127 Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event. 20.6 Final dividends As of June 30, 2025, no final, interim or contingent dividends have been paid. 20.7 Potential and provisional dividends Dividends discounted from equity were as follows: Dividends As of June 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Interim dividend - - Final dividend - - Dividend according to policy 67,785 - Owners of the Parent 67,785 - Dividend eventual - - Dividend according to policy 571 5,909 Non-controlling interests 571 5,909 Dividends discounted from equity for the period 68,356 5,909 20.8 Dividend distribution to Codelco The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non- controlling interests. See note 1.6, 3.25, and 19.5. Notes to the Consolidated Interim Financial Statements June 30, 2025 128 Note 21 Contingencies and restrictions In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions: 21.1 Lawsuits and other relevant events (a) In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. On August 6, 2024, SQM Salar was sentenced to pay CLP$ 180 million plus indexation. On August 13, 2024, SQM Salar and the Company filed a complaint appeal before the Santiago Court of Appeals, which the Court dismissed on August 6, 2024. (b) On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim. In July 2025, Empresa Eléctrica Cochrane SpA requested incidental compliance with the ruling. (c) In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant. (d) In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542. (e) In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330. (f) In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. On March 27, 2025, the Abu Dhabi Commercial Court of First Instance rejected the claim by Sami Al Taweel's heirs, which was appealed on April 26. On May 13, the Court of Appeals rejected the appeal; the case is awaiting the decision by the Abu Dhabi Court of Cassation. Notes to the Consolidated Interim Financial Statements June 30, 2025 129 (g) In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. On January 13, 2025, the court ruled partially in favor of the claim and ordered the Company to pay the sum of ThU$263. On January 24, 2025, the Company filed an appeal for annulment, which is currently awaiting a decision. The Santiago Court of Appeals accepted it on May 19, 2025, annulling the lower court’s decision and replacing it with one that ordered the Company to pay ThU$13.6. On July 2, 2025, the Supreme Court rejected the plaintiff’s appeal to unify jurisprudence. (h) In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The court rejected the case on February 21, 2025. On March 4, 2025, the plaintiff filed an appeal for annulment, which the Iquique Court of Appeals rejected. On July 28, 2025, the Supreme Court rejected the plaintiff’s appeal to unify jurisprudence. (i) In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately ThUS$2. The case is being heard in the People's Court of Dongp oDistrict, Meishan, Sichuan Province. The second trial hearing took place on April 23, 2025, and is currently awaiting the court's decision. The case was first decided by the People’s Court of Dongpo District, Meishan, Sichuan Province, which declared the lawsuit inadmissible with respect to Dixin. In June of this year, both the plaintiff and the main defendant appealed the first judgment. The appeals are being heard by the Sichuan Meishan Intermediate People’s Court. The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries. Soquimich Comercial S.A., subsidiaries have been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million. The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect. 21.2 Administrative - Environmental contingencies (a) In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed by mid-2025. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded. Notes to the Consolidated Interim Financial Statements June 30, 2025 130 (b) Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending. (c) In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending. (d) On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. The procedure is in its initial stage, and the Environmental Assessment Service ruling on the admissibility of the request is still pending. As such, it could either proceed or be declared inadmissible and closed. (e) In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation. (f) Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending. 21.3 Tax Contingencies Claims for the application of the specific tax on mining activities associated with lithium exploitation. The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the SII had collected a total of US$986.3 million from SQM, which SQM has paid, in the specific tax on mining activities applied to lithium for tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. Both amounts, which have already been paid by SQM Salar, totaled US$986.3 million as of December 31, 2024, including US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the First Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and judicial appeals by SQM Salar remain pending, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for 2024 (US$926.7 million for financial years 2011 to 2022, US$162.7 million for the financial year 2023, and US$16.7 million for financial year 2024). and US$9.2 million for the 2025 period, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of June 30, 2025 and December 31, 2024, the Company has non-current tax receivables of US$59.5 million for both periods. The claims are as follows. (a) On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim, An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an

Notes to the Consolidated Interim Financial Statements
June 30, 2025

appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(b) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(c) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is US$ 5.5 million of which (i) US$ 1.2 million relates to amounts paid in excess, (ii) US$ 3.8 million relates to the tax claimed (net of the effect on corporate tax), and (iii) US$ 0.5 million relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(d) On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. A cassation appeal filed by SQM Salar on April 23, 2024 for the review of this last ruling is pending before the Supreme Court.

(e) On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The case is currently at the trial stage.

(f) On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage.

(g) On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage.

(h) On December 19, 2023, through Assessment No. 67, the SII resolved discrepancies for the 2023 tax year (2022 business year), regarding the specific tax on mining activities, totaling ThU$785, of which ThU$10.9 pertains to amounts settled in excess, and ThU$774.1 relates to the claimed tax plus interest, net of first category tax. On August 14, 2024, a request for tax annulment and, in subsidy, a claim was filed to declare the invalidity of the aforementioned tax assessment. The trial is currently at the discussion stage.

131

Notes to the Consolidated Interim Financial Statements
June 30, 2025

The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax yea r (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settl ements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, co rresponding to the business year 2023 and as of March 2025 amounts to ThU$184.2 (net of first category tax), excluding interest and penalties.

Others claims.

(a) Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. appealed the ruling on February 24, 2025.

(b) On November 17, 2017, SQM Salar filed before the Fourth Tax and Customs Court of the Metropolitan Region, a tax claim against Assessment No. 95 dated July 26, 2017, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting the issuance of the resolution that receives the case as evidence.

(c) On August 30, 2023, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 dated August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 and is awaiting the issuance of the resolution that receives the case as e vidence.

(d) The Company has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is ThU$511, On April 28, 2025, the Company's claim was accepted and settlement No. 16 was annulled.

(e) SQM Nitratos S.A. has filed a tax claim before the First Tax and Customs Court of the Metropolitan Region against settlement No. 15 dated August 30, 2022, which disallowed the donation expense for the application of Article 21 of the Income Tax Law. The disputed donations were made to the same donor institutions referenced in the prior settlement. The case involves an amount of ThUS$511. On April 04, 2025, the Court summoned the parties to hear the ruling. We are awaiting the Court's final judgment in the case.

21.4 Association with Codelco

On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The case is awaiting a ruling in the Court of Appeals. In addition, other legal proceedings have been directed against entities other than the Company or SQM Salar, which, if successful, could delay or render ineffective the association of SQM and Codelco.

21.5 Other matters

The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters including the US FCPA Act. In November 2023, the Company received a subpoena from the SEC requesting information and documents related to SQM's mining operations, its compliance program, transactions with third parties and allegations of violations of the FCPA, if any, and other anti-corruption laws. The Company immediately hired experienced lawyers in the United States and Chile, as well as accountants and forensic experts, to respond to the SEC's requests. Along with its

132

Notes to the Consolidated Interim Financial Statements
June 30, 2025

advisors, the Company also started an internal investigation into the SEC's areas of interest, conducted under the guidance of outside legal counsel and overseen by the Directors' Committee. To respond to the SEC's subpoena and complete the investigation, the Company has gathered and reviewed a large volume of documents and interviewed its employees, officers, directors, and third parties. It has cooperated with the SEC throughout this process by providing documents and information in response to the subpoena and making its employees available for testimony. Based on the internal investigation so far, the Company has not found any payments that it believes violate the anti-bribery provisions of the FCPA or other relevant anti-bribery statutes. The Company is waiting for further instructions from the SEC following the pause in its investigation. It has also evaluated and improved its compliance program, as it does periodically.

21.6 Indirect guarantees

As of June 30, 2025, there are no indirect guarantees.

133

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.

22.1 Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a) Geographic areas:

For the period ended June 30, 2025							
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	34,661	1,476	65	7,938	478	6,477	51,095
Latin America and the Caribbean	53,307	8,747	1,548	20,431	3,903	3,072	91,008
Europe	95,671	195,371	28,281	11,817	8,392	281	339,813
North America	206,930	74,251	35,722	27,801	21,973	641	367,318
Asia and Others	81,994	246,443	882,478	14,930	3,259	969	1,230,073
Total	472,563	526,288	948,094	82,917	38,005	11,440	2,079,307

For the period ended June 30, 2024							
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	29,960	1,012	378	12,964	529	6,506	51,349
Latin America and the Caribbean	50,486	8,665	2,054	44,594	3,984	1,859	111,642
Europe	91,274	202,312	66,386	23,920	11,050	294	395,236
North America	197,070	80,350	28,255	36,085	23,143	432	365,335
Asia and Others	99,460	216,938	1,115,014	19,137	3,653	370	1,454,572
Total	**468,250**	**509,277**	**1,212,087**	**136,700**	**42,359**	**9,461**	**2,378,134**

134

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(b) Main product and service lines:

Products and Services	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	**472,563**	**468,250**	**260,337**	**260,499**
- Sodium Nitrates	6,654	13,200	4,061	3,158
- Potassium nitrate and sodium potassium nitrate	266,515	277,210	150,885	157,501
- Specialty Blends	115,378	106,687	62,726	63,460
- Other specialty fertilizers	84,016	71,153	42,665	36,380
Iodine and derivatives	**526,288**	**509,277**	**271,320**	**269,175**
Lithium and derivatives	**948,094**	**1,212,087**	**445,196**	**664,690**
Potassium	**82,917**	**136,700**	**40,388**	**73,065**
Industrial chemicals	**38,005**	**42,359**	**19,172**	**20,509**
Other	**11,440**	**9,461**	**6,264**	**5,679**
Total	**2,079,307**	**2,378,134**	**1,042,677**	**1,293,617**

22.2 Cost of sales

Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(528,023)	(541,413)	(279,706)	(294,098)
Classes of employee benefit expenses	(217,154)	(152,676)	(137,558)	(90,812)
Depreciation expense	(182,390)	(147,048)	(93,269)	(80,871)
Depreciation of Right-of-use Assets (IFRS 16)	(10,477)	(8,403)	(5,276)	(4,631)
Amortization expense	(4,194)	(3,346)	(1,905)	(1,278)
Investment plan expenses	(23,434)	(25,501)	(12,856)	(15,061)
Provision for materials, spare parts and supplies	(2,943)	(2,877)	(2,471)	(4,289)
Contractors	(139,644)	(147,247)	(60,169)	(88,828)
Operating leases	(43,417)	(43,557)	(21,541)	(23,138)
Mining patents	(20,135)	(7,835)	(13,509)	(4,690)
Freight / product transportation costs	(211,717)	(206,437)	(130,538)	(127,984)
Insurance	(9,925)	(22,414)	(2,775)	(11,788)
Corfo rights and other agreements	(135,386)	(246,800)	(62,976)	(127,943)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,879)	(2,647)	(1,023)	(1,112)
Variation in gross inventory	20,328	(48,793)	15,019	(9,424)
Variation in inventory provision	(8,282)	(15,978)	(990)	(37,519)
Other	(2,371)	(2,687)	22,446	13,795
Total	**(1,521,043)**	**(1,625,659)**	**(789,097)**	**(909,671)**

135

Notes to the Consolidated Interim Financial Statements
June 30, 2025

22.3 Other income

Other income	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,047	836	626	345
Fines charged to suppliers	53	(6)	16	9
Amounts recovered from insurance	30	126	27	73
Overestimate of provisions for third-party obligations	568	219	236	66
Sales of materials, spare parts and supplies	301	278	293	5
Options on mining properties	281	112	236	83
Government Grants	1,115	-	1,098	-
Refunds Royalty	183	-	183	-
Others	794	1,000	322	693
Total	**4,372**	**2,565**	**3,037**	**1,274**

22.4 Administrative expenses

Administrative expenses	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(48,091)	(40,750)	(24,777)	(23,336)
Marketing costs	(3,762)	(3,920)	(1,994)	(2,221)
Amortization expenses	(219)	(240)	(103)	(124)
Entertainment expenses	(2,991)	(3,199)	(1,909)	(2,033)
Advisory services	(10,562)	(10,297)	(5,615)	(5,345)
Lease of buildings and facilities	(1,785)	(2,099)	(1,237)	(1,783)
Insurance	(2,336)	(1,633)	(1,223)	(857)
Office expenses	(5,033)	(5,614)	(2,128)	(2,065)
Contractors	(4,138)	(4,596)	(2,202)	(2,140)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,884)	(2,215)	(1,400)	(1,078)
Other expenses	(9,153)	(9,099)	(4,999)	(4,359)
Total	**(90,954)**	**(83,662)**	**(47,587)**	**(45,341)**

136

Notes to the Consolidated Interim Financial Statements
June 30, 2025

22.5 Other expenses

Other expenses	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Impairment losses / reversals of impairment losses recognized in income for the period				
Properties, plant and equipment	-	(10,874)	-	2,675
Goodwill	-	-	-	-
Materials, spare parts, and supplies	-	3,631	-	-
Subtotal	**-**	**(7,243)**	**-**	**2,675**
Other expenses, by nature				
Legal expenses	(10,630)	(14,308)	(6,906)	(11,880)
VAT and other unrecoverable taxes	(976)	(1,254)	(634)	(853)
Fines paid	(282)	(85)	(111)	(6)
Investment plan expenses	(13,078)	(3,970)	(9,838)	(2,303)
Corporate reorganization expenses	(834)	(2,945)	(834)	(2,945)
Contributions and donations	(16,153)	(14,009)	(8,467)	(10,916)
Other personnel reorganization expenses	(9,120)	-	(9,120)	-
Other operating expenses	(1,932)	701	(515)	(684)
Subtotal	**(53,005)**	**(35,870)**	**(36,425)**	**(29,587)**
Total	**(53,005)**	**(43,113)**	**(36,425)**	**(26,912)**

22.6 Other losses

Other losses	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(2,200)	143	(2,017)	89
Impairment of investments in associates	(229)	-	(239)	-
Sales of investments in joint ventures	-	(4,075)	-	-
Share of profits and losses of associates and joint ventures accounted for using the equity method	(5,636)	-	(4,397)	-
Others	378	1,787	74	(197)
Totals	**(7,687)**	**(2,145)**	**(6,579)**	**(108)**

22.7 Impairment losses and reversals for financial assets

(Impairment) reversal of value of financial assets	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	141	1,481	169	905
Total	**141**	**1,481**	**169**	**905**

137

Notes to the Consolidated Interim Financial Statements
June 30, 2025

22.8 Summary of expenses by nature

The following summary considers notes 22.2, 22.4 and 22.5

Expenses by nature	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(528,023)	(541,413)	(279,706)	(294,098)
Types of employee benefit expense	(265,245)	(193,426)	(162,335)	(114,148)
Depreciation expense	(182,390)	(147,048)	(93,269)	(80,871)
Depreciation of right-of-use assets	(13,361)	(10,618)	(6,676)	(5,709)
Impairment of properties, plant and equipment, intangible and Goodwill	-	(7,243)	-	2,675
Amortization expense	(4,413)	(3,586)	(2,008)	(1,402)
Legal and judicial expenses	(10,630)	(14,308)	(6,906)	(11,880)
Investment plan expenses	(36,512)	(29,471)	(22,694)	(16,081)
Provision for materials, spare parts and supplies	(2,943)	(2,877)	(2,471)	(4,289)
Contractors	(143,782)	(151,843)	(62,371)	(96,593)
Operational leases	(45,202)	(45,656)	(22,778)	(24,921)
Mining patents	(20,135)	(7,835)	(13,509)	(4,690)
Freight and product transportation costs	(211,717)	(206,437)	(130,538)	(127,984)
Corfo rights and other agreements	(151,539)	(260,809)	(71,443)	(133,234)
Other personal reorganization expenses	(9,120)	-	(9,120)	-
Expenses related to variable lease payments (contracts under IFRS 16)	(1,879)	(2,647)	(1,023)	(1,112)
Insurance	(12,261)	(24,047)	(3,998)	(12,645)
Consultant and advisor services	(10,562)	(10,297)	(5,615)	(5,345)
Variation in gross inventory	20,328	(48,793)	15,019	(9,424)
Variation in inventory provision	(8,282)	(15,978)	(990)	(37,519)
Other expenses	(27,334)	(28,102)	9,322	(2,654)
Total expenses by nature	**(1,665,002)**	**(1,752,434)**	**(873,109)**	**(981,924)**

22.9 Finance expenses

Finance expenses	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(3,587)	(2,441)	(1,776)	(1,229)
Interest expense from bonds	(91,063)	(73,372)	(45,261)	(36,357)
Interest expense from loans	(31,402)	(46,568)	(15,553)	(23,334)
Reversal of capitalized interest expenses	34,962	29,743	18,307	13,185
Financial expenses for restoration and rehabilitation provisions	(2,376)	(657)	1,457	(2,274)
Interest on lease agreement	(1,551)	(1,092)	(784)	(514)
Other finance costs	(4,230)	(6,895)	(1,697)	(3,920)
Total	**(99,247)**	**(101,282)**	**(45,307)**	**(54,443)**

22.10 Finance income

Finance income	For the period from January to June of the year		For the period from April to June of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Interest from term deposits	24,539	31,462	12,553	15,381
Interest from marketable securities	3,252	7,778	1,753	2,237
Interest from maintenance of minimum bank balance in current account	806	1,766	399	922
Other finance interests	11,839	7,184	6,204	3,465
Other finance income	221	358	88	223
Total	**40,657**	**48,548**	**20,997**	**22,228**

138

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 23 Reportable segments

23.1 Reportable segments

(a) General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b) Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c) Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments are as follows:

(i) Specialty plant nutrients
(ii) Iodine and its derivatives
(iii) Lithium and its derivatives
(iv) Industrial chemicals
(v) Potassium
(vi) Other products and services

(d) Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts" category of the disclosed information.

139

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(e) Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company's consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f) Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g) Description of the nature of the differences between measurements of liabilities of reportable segments and the Company's liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

140

Notes to the Consolidated Interim Financial Statements
June 30, 2025

23.2 Reportable segment disclosures:

Operating segment items for as of June 30, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of June 30, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	472,563	526,288	948,094	38,005	82,917	11,440	2,079,307	-	2,079,307
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	**472,563**	**526,288**	**948,094**	**38,005**	**82,917**	**11,440**	**2,079,307**	**-**	**2,079,307**
Costs of sales	(401,592)	(242,884)	(766,952)	(23,431)	(74,321)	(11,863)	(1,521,043)	-	(1,521,043)
Administrative expenses	-	-	-	-	-	-	-	(90,954)	(90,954)
Finance expense	-	-	-	-	-	-	-	(99,247)	(99,247)
Depreciation and amortization expense	(37,205)	(31,878)	(120,366)	(3,275)	(7,407)	(33)	(200,164)	-	(200,164)
The entity's interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	4,164	4,164
Income before taxes	70,971	283,404	181,142	14,574	8,596	(423)	558,264	(199,586)	358,678
Income tax expense	-	-	-	-	-	-	-	(130,958)	(130,958)
Net income (loss)	**70,971**	**283,404**	**181,142**	**14,574**	**8,596**	**(423)**	**558,264**	**(330,544)**	**227,720**
Assets	-	-	-	-	-	-	-	**11,524,036**	**11,524,036**
Equity-accounted investees	-	-	-	-	-	-	-	629,693	629,693
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	446,256	446,256
Liabilities	-	-	-	-	-	-	-	**6,130,351**	**6,130,351**
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	141	141
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	-
Cash flows									
Cash flows from operating activities	-	-	-	-	-	-	-	324,286	324,286
Cash flows used in investing activities	-	-	-	-	-	-	-	(2,995)	(2,995)
Cash flows used in financing activities	-	-	-	-	-	-	-	(125,578)	(125,578)

141

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Operating segment items as of and for the period ended June 30, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of June 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	468,250	509,277	1,212,087	42,359	136,700	9,461	2,378,134	-	2,378,134
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	**468,250**	**509,277**	**1,212,087**	**42,359**	**136,700**	**9,461**	**2,378,134**	**-**	**2,378,134**
Costs of sales	(376,762)	(225,848)	(865,904)	(24,820)	(121,691)	(10,634)	(1,625,659)	-	(1,625,659)
Administrative expenses	-	-	-	-	-	-	-	(83,662)	(83,662)
Finance expense	-	-	-	-	-	-	-	(101,282)	(101,282)
Depreciation and amortization expense	(30,506)	(27,081)	(90,517)	(2,598)	(10,497)	(53)	(161,252)	-	(161,252)
The entity's interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	6,902	6,902
Income before taxes	91,488	283,429	346,183	17,539	15,009	(1,173)	752,475	(165,100)	587,375
Income tax expense	-	-	-	-	-	-	-	(1,241,235)	(1,241,235)
Net income (loss)	**91,488**	**283,429**	**346,183**	**17,539**	**15,009**	**(1,173)**	**752,475**	**(1,406,335)**	**(653,860)**
Assets	-	-	-	-	-	-	-	**10,772,939**	**10,772,939**
Equity-accounted investees	-	-	-	-	-	-	-	632,722	632,722
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	591,115	591,115
Liabilities	-	-	-	-	-	-	-	**5,798,067**	**5,798,067**
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	1,481	1,481
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	(7,243)	(7,243)
Cash flows									
Cash flows from operating activities	-	-	-	-	-	-	-	709,325	709,325
Cash flows used in investing activities	-	-	-	-	-	-	-	(679,632)	(679,632)
Cash flows used in financing activities	-	-	-	-	-	-	-	(32,389)	(32,389)

142

Notes to the Consolidated Interim Financial Statements
June 30, 2025

23.3 Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of June 30, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	472,563	526,288	948,094	38,005	82,917	11,440	-	2,079,307
Costs of sales	(401,592)	(242,884)	(766,952)	(23,431)	(74,321)	(11,863)	-	(1,521,043)
Gross profit	70,971	283,404	181,142	14,574	8,596	(423)	-	558,264
Other incomes by function	-	-	-	-	-	-	4,372	4,372
Administrative expenses	-	-	-	-	-	-	(90,954)	(90,954)
Other expenses by function	-	-	-	-	-	-	(53,005)	(53,005)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	141	141
Other losses	-	-	-	-	-	-	(7,687)	(7,687)
Financial income	-	-	-	-	-	-	40,657	40,657
Financial costs	-	-	-	-	-	-	(99,247)	(99,247)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	4,164	4,164
Exchange differences	-	-	-	-	-	-	1,973	1,973
Profit (loss) before taxes	70,971	283,404	181,142	14,574	8,596	(423)	(199,586)	358,678
Income tax expense	-	-	-	-	-	-	(130,958)	(130,958)
Profit (loss) net	70,971	283,404	181,142	14,574	8,596	(423)	(330,544)	227,720

143

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Items in the statement of comprehensive income as of June 30, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	468,250	509,277	1,212,087	42,359	136,700	9,461	-	2,378,134
Costs of sales	(376,762)	(225,848)	(865,904)	(24,820)	(121,691)	(10,634)	-	(1,625,659)
Gross profit	91,488	283,429	346,183	17,539	15,009	(1,173)	-	752,475
Other incomes by function	-	-	-	-	-	-	2,565	2,565
Administrative expenses	-	-	-	-	-	-	(83,662)	(83,662)
Other expenses by function	-	-	-	-	-	-	(43,113)	(43,113)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	1,481	1,481
Other gains	-	-	-	-	-	-	(2,145)	(2,145)
Financial income	-	-	-	-	-	-	48,548	48,548
Financial costs	-	-	-	-	-	-	(101,282)	(101,282)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,902	6,902
Exchange differences	-	-	-	-	-	-	5,606	5,606
Profit (loss) before taxes	91,488	283,429	346,183	17,539	15,009	(1,173)	(165,100)	587,375
Income tax expense	-	-	-	-	-	-	(1,241,235)	(1,241,235)
Profit (loss) net	91,488	283,429	346,183	17,539	15,009	(1,173)	(1,406,335)	(653,860)

144

Notes to the Consolidated Interim Financial Statements
June 30, 2025

23.4 Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

23.5 Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

145

Notes to the Consolidated Interim Financial Statements
June 30, 2025

23.6 Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended June 30, 2025	51,095	91,008	339,813	367,318	1,230,073	2,079,307
Non-current assets at June 30, 2025						
Investment accounted for under the equity method	-	-	34,067	20,537	575,089	629,693
Intangible assets other than goodwill	70,296	502	5,776	481	85,616	162,671
Goodwill	724	86	148	-	-	958
Property, plant and equipment, net	3,513,301	6,556	10,697	10,217	984,998	4,525,769
Right-of-use assets	38,816	1,927	2,993	10,274	25,949	79,959
Other non-current assets	64,170	-	-	5,413	293,375	362,958
Non-current assets	3,687,307	9,071	53,681	46,922	1,965,027	5,762,008

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended June 30, 2024	51,349	111,642	395,236	365,335	1,454,572	2,378,134
Non-current assets at June 30, 2024						
Investment accounted for under the equity method	-	-	13,912	17,470	554,412	585,794
Intangible assets other than goodwill	73,762	450	6,466	547	86,743	167,968
Goodwill	-	86	138	724	-	948
Property, plant and equipment, net	3,465,971	6,651	10,598	8,277	942,148	4,433,645
Right-of-use assets	46,122	1,806	3,234	6,112	26,796	84,070
Other non-current assets	68,777	29	-	5,413	289,947	364,166
Non-current assets	3,654,632	9,022	34,348	38,543	1,900,046	5,636,591

146

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 24 Effect of fluctuations in foreign currency exchange rates

(a) Reserves for foreign currency exchange differences:

For the periods ended June 30, 2025, and December 31, 2024, are detailed as follows:

Details	June 30, 2025 ThUS$	December 31, 2024 ThUS$
Changes in equity generated by the equity method value through conversion:		
Comercial Hydro S.A.	1,004	1,004
Comercial Agrorama Ltda.	189	192
Isapre Norte Grande Ltda.	(191)	(239)
Agrorama S.A.	534	814
SQM Vitas Fzco	(1,714)	(1,714)
Ajay Europe	(477)	(2,152)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	-	(124)
SQM Australia Pty Ltd.	(3,027)	(1,265)
Azure Minerals	(2,271)	(33,080)
Pirra Lithium Pty Ltd.	-	(135)
Sichuan Dixin New Energy Co. Ltd	1,669	(714)
SAS Adionics	1,152	-
Others	570	(32)
Total	(3,141)	(38,024)

(b) Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c) Reasons to use one presentation currency and a different functional currency

- A relevant portion of the revenues of these subsidiaries are associated with the local currency.
- The cost structure of these companies is affected by the local currency.

147

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates

a) Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Cash and cash equivalents	USD	1,383,049	1,020,101
Cash and cash equivalents	CLP	49,261	214,361
Cash and cash equivalents	CNY	79,377	76,807
Cash and cash equivalents	EUR	13,835	6,716
Cash and cash equivalents	GBP	10	2
Cash and cash equivalents	AUD	32,901	40,954
Cash and cash equivalents	MXN	395	2,038
Cash and cash equivalents	AED	-	1
Cash and cash equivalents	JPY	1,146	910
Cash and cash equivalents	NOK	2	1
Cash and cash equivalents	ZAR	5,127	10,978
Cash and cash equivalents	KRW	422	4,979
Cash and cash equivalents	IDR	-	3
Cash and cash equivalents	MAD	60	-
Cash and cash equivalents	INR	1	-
Subtotal cash and cash equivalents		**1,565,586**	**1,377,851**
Other current financial assets	USD	618,319	1,079,559
Other current financial assets	BRL	-	36
Other current financial assets	CLP	48,898	-
Subtotal other current financial assets		**667,217**	**1,079,595**
Other current non-financial assets	USD	13,769	20,185
Other current non-financial assets	AUD	3,350	2,476
Other current non-financial assets	CLF	179	153
Other current non-financial assets	CLP	69,957	151,604
Other current non-financial assets	CNY	34,531	20,557
Other current non-financial assets	EUR	1,067	482
Other current non-financial assets	COP	316	313
Other current non-financial assets	MXN	2,162	2,267
Other current non-financial assets	JPY	60	89
Other current non-financial assets	ZAR	59	44
Other current non-financial assets	KRW	2,323	2,535
Other current non-financial assets	MAD	11	-
Other current non-financial assets	INR	60	-
Other current non-financial assets	BRL	18	-
Subtotal Other current non-financial assets		**127,862**	**200,705**
Trade and other receivables	USD	515,648	407,361
Trade and other receivables	BRL	305	77
Trade and other receivables	CLF	1,250	1,171
Trade and other receivables	CLP	60,168	58,117
Trade and other receivables	CNY	34,958	82,539
Trade and other receivables	EUR	49,138	25,815
Trade and other receivables	GBP	715	284
Trade and other receivables	MXN	1,430	1,214
Trade and other receivables	AED	2,244	763
Trade and other receivables	JPY	507	488
Trade and other receivables	AUD	3,799	9,893
Trade and other receivables	ZAR	8,456	14,600
Trade and other receivables	COP	3,797	3,812
Trade and other receivables	PEN	4	3
Trade and other receivables	INR	219	-
Trade and other receivables	SEK	412	-
Subtotal trade and other receivables		**683,050**	**606,137**
Receivables from related parties	USD	14,602	20,061
Receivables from related parties	AUD	15,572	6,746
Receivables from related parties	EUR	4,731	1,899
Subtotal receivables from related parties		**34,905**	**28,706**

148

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Class of assets	Currency	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
Current inventories	USD	1,851,147	1,702,185
Subtotal Current Inventories		**1,851,147**	**1,702,185**
Current tax assets	USD	539,423	571,818
Current tax assets	BRL	18	4
Current tax assets	CLP	1,129	2,040
Current tax assets	CNY	348	348
Current tax assets	EUR	7,134	281
Current tax assets	MXN	4,519	4,115
Current tax assets	PEN	1,816	1,804
Current tax assets	ZAR	100	28
Current tax assets	COP	3,360	2,614
Current tax assets	KRW	-	2
Current tax assets	AUD	106	89
Subtotal current tax assets		**557,953**	**583,143**
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		**118**	**118**
Total current assets		**5,487,838**	**5,578,440**
Other non-current financial assets	USD	62,242	60,706
Subtotal Other non-current financial assets		**62,242**	**60,706**
Other non-current non-financial assets	USD	69,644	74,245
Other non-current non-financial assets	CNY	293,314	289,921
Subtotal Other non-current non-financial assets		**362,958**	**364,166**
Other receivables, non-current	USD	774	1,785
Other receivables, non-current	CLF	1,659	63
Other receivables, non-current	MXN	393	220
Other receivables, non-current	KRW	-	240
Other receivables, non-current	CLP	475	419
Other receivables, non-current	PEN	2	-
Subtotal Other receivables, non-current		**3,303**	**2,727**
Investments classified using the equity method of accounting	USD	58,930	29,869
Investments classified using the equity method of accounting	AED	-	324
Investments classified using the equity method of accounting	EUR	5,170	9,610
Investments classified using the equity method of accounting	AUD	565,593	545,991
Subtotal Investments classified using the equity method of accounting		**629,693**	**585,794**
Intangible assets other than goodwill	USD	162,671	167,968
Subtotal intangible assets other than goodwill		**162,671**	**167,968**
Purchases goodwill, gross	USD	958	948
Subtotal Purchases goodwill, gross		**958**	**948**
Property, plant and equipment	USD	4,525,769	4,433,645
Subtotal property, plant and equipment		**4,525,769**	**4,433,645**
Right-of-use assets	USD	79,959	84,070
Subtotal Right-of-use assets		**79,959**	**84,070**
Non-current tax assets	USD	59,583	59,541
Subtotal non-current tax assets		**59,583**	**59,541**
Deferred Tax Assets	USD	149,062	157,564
Subtotal Deferred Tax Assets		**149,062**	**157,564**
Total non-current assets		**6,036,198**	**5,917,129**
Total assets		**11,524,036**	**11,495,569**

149

Notes to the Consolidated Interim Financial Statements
June 30, 2025

		As of June 30, 2025			As of December 31, 2024		
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities							
Other current financial liabilities	USD	337,737	546,186	883,923	349,671	795,283	1,144,954
Other current financial liabilities	CLF	19,680	326	20,006	18,206	308	18,514
Subtotal other current financial liabilities		**357,417**	**546,512**	**903,929**	**367,877**	**795,591**	**1,163,468**
Lease liabilities, current	USD	-	14,227	14,227	-	14,311	14,311
Lease liabilities, current	CLF	-	1,973	1,973	-	2,433	2,433
Lease liabilities, current	MXN	-	4,234	4,234	-	2,828	2,828
Lease liabilities, current	EUR	-	458	458	-	451	451
Lease liabilities, current	AUD	-	2,423	2,423	-	2,671	2,671
Lease liabilities, current	INR	-	35	35	-	35	35
Lease liabilities, current	BRL	-	-	-	-	16	16
Lease liabilities, current	COP	-	-	-	-	266	266
Lease liabilities, current	CLP	-	53	53	-	-	-
Lease liabilities, current	CNY	-	555	555	-	-	-
Lease liabilities, current	JPY	-	57	57	-	-	-
Subtotal Lease liabilities, current		**-**	**24,015**	**24,015**	**-**	**23,011**	**23,011**
Trade and other payables	USD	86,948	9,674	96,622	102,724	14,579	117,303
Trade and other payables	CLF	877	-	877	5,020	-	5,020
Trade and other payables	BRL	13	-	13	6	-	6
Trade and other payables	CLP	156,993	1	156,994	176,474	3	176,477
Trade and other payables	CNY	29,394	5	29,399	33,052	-	33,052
Trade and other payables	EUR	73,281	5,210	78,491	99,605	-	99,605
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	2,741	-	2,741	-	1,484	1,484
Trade and other payables	AUD	-	22,691	22,691	36,431	-	36,431
Trade and other payables	ZAR	1,022	-	1,022	-	1,562	1,562
Trade and other payables	CHF	-	-	-	21	-	21
Trade and other payables	COP	247	-	247	-	325	325
Trade and other payables	CAD	10	-	10	9	-	9
Trade and other payables	KRW	187	-	187	107	-	107
Trade and other payables	INR	20	82	102	29	-	29
Trade and other payables	PEN	695	-	695	-	-	-
Trade and other payables	ARS	9	-	9	-	-	-
Trade and other payables	NOK	-	24	24	-	-	-
Subtotal Trade and other payables		**352,455**	**37,687**	**390,142**	**453,496**	**17,953**	**471,449**
Trade payables due to related parties	USD	-	-	-	-	5,827	5,827
Trade payables due to related parties	AUD	5,202	-	5,202	4,438	-	4,438
Trade payables due to related parties	PEN	-	5,827	5,827	-	-	-
Subtotal Trade payables due to related parties		**5,202**	**5,827**	**11,029**	**4,438**	**5,827**	**10,265**

150

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Class of liability	Currency	As of June 30, 2025			As of December 31, 2024		
		Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other current provisions	USD	21,932	244,042	265,974	28,064	270,161	298,225
Other current provisions	CLP	384	-	384	480	-	480
Other current provisions	JPY	-	-	-	12,492	-	12,492
Other current provisions	EUR	168	-	168	-	-	-
Other current provisions	CNY	3	-	3	-	-	-
Subtotal other current provisions		**22,487**	**244,042**	**266,529**	**41,036**	**270,161**	**311,197**
Current tax liabilities	USD	-	58,089	58,089	-	68,300	68,300
Current tax liabilities	CLP	-	-	-	-	290	290
Current tax liabilities	EUR	-	1,423	1,423	-	1,139	1,139
Current tax liabilities	CNY	-	2,181	2,181	-	8,644	8,644
Current tax liabilities	JPY	-	10	10	-	143	143
Current tax liabilities	AUD	-	214	214	-	388	388
Current tax liabilities	ZAR	-	35	35	-	33	33
Current tax liabilities	KRW	-	160	160	-	381	381
Current tax liabilities	PEN	-	-	-	-	433	433
Current tax liabilities	COP	-	-	-	-	90	90
Subtotal current tax liabilities		**-**	**62,112**	**62,112**	**-**	**79,841**	**79,841**
Provisions for employee benefits, current	USD	41,005	-	41,005	29,265	-	29,265
Provisions for employee benefits, current	AUD	1,081	-	1,081	939	-	939
Provisions for employee benefits, current	MXN	297	-	297	271	-	271
Provisions for employee benefits, current	PEN	132	-	132	141	-	141
Provisions for employee benefits, current	CLP	222	-	222	930	-	930
Provisions for employee benefits, current	CNY	14	-	14	-	-	-
Subtotal Provisions for employee benefits, current		**42,751**	**-**	**42,751**	**31,546**	**-**	**31,546**
Other current non-financial liabilities	USD	88,712	450	89,162	38,607	220	38,827
Other current non-financial liabilities	BRL	32	-	32	18	-	18
Other current non-financial liabilities	CLP	52,456	2,897	55,353	32,749	34,577	67,326
Other current non-financial liabilities	CNY	26,394	10	26,404	12,287	-	12,287
Other current non-financial liabilities	EUR	2,129	-	2,129	4,050	-	4,050
Other current non-financial liabilities	MXN	837	-	837	890	-	890
Other current non-financial liabilities	PEN	195	-	195	96	-	96
Other current non-financial liabilities	JPY	63	10	73	93	-	93
Other current non-financial liabilities	COP	126	-	126	233	-	233
Other current non-financial liabilities	ARS	1,159	-	1,159	1,454	-	1,454
Other current non-financial liabilities	ZAR	413	43	456	756	31	787
Other current non-financial liabilities	KRW	816	-	816	1,978	-	1,978
Other current non-financial liabilities	INR	14	-	14	-	-	-
Other current non-financial liabilities	MAD	10	-	10	-	-	-
Other current non-financial liabilities	NOK	4,208	-	4,208	-	-	-
Subtotal other current non-financial liabilities		**177,564**	**3,410**	**180,974**	**93,211**	**34,828**	**128,039**
Total current liabilities		**957,876**	**923,605**	**1,881,481**	**991,604**	**1,227,212**	**2,218,816**

151

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Class of liability	Currency	As of June 30, 2025					
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities							
Other non-current financial liabilities	USD	-	-	292,812	448,021	2,658,888	3,399,721
Other non-current financial liabilities	CLF	-	-	-	186,768	188,510	375,278
Subtotal Other non-current financial liabilities		**-**	**-**	**292,812**	**634,789**	**2,847,398**	**3,774,999**
Non-current lease liabilities	USD	-	18,148	-	4,460	-	22,608
Non-current lease liabilities	CLP	-	9	-	17	-	26
Non-current lease liabilities	CLF	-	6,461	-	8	-	6,469
Non-current lease liabilities	AUD	-	-	-	19,083	-	19,083
Non-current lease liabilities	EUR	-	-	-	2,633	-	2,633
Non-current lease liabilities	MXN	-	-	-	5,581	-	5,581
Non-current lease liabilities	JPY	-	-	-	860	-	860
Subtotal non-current lease liabilities		**-**	**24,618**	**-**	**32,642**	**-**	**57,260**
Other non-current provisions	USD	-	25,754	-	-	21,852	47,606
Other non-current provisions	AUD	-	-	-	-	10,847	10,847
Subtotal Other non-current provisions		**-**	**25,754**	**-**	**-**	**32,699**	**58,453**
Deferred tax liabilities	USD	-	318,628	-	-	-	318,628
Subtotal Deferred tax liabilities		**-**	**318,628**	**-**	**-**	**-**	**318,628**
Provisions for employee benefits, non-current	USD	-	808	-	-	-	808
Provisions for employee benefits, non-current	CLP	-	21,188	-	-	16,657	37,845
Provisions for employee benefits, non-current	MXN	-	322	-	-	-	322
Provisions for employee benefits, non-current	AUD	-	-	-	-	224	224
Provisions for employee benefits, non-current	EUR	-	-	-	-	98	98
Provisions for employee benefits, non-current	JPY	233	-	-	-	-	233
Subtotal Provisions for employee benefits, non-current		**233**	**22,318**	**-**	**-**	**16,979**	**39,530**
Total non-current liabilities		**233**	**391,318**	**292,812**	**667,431**	**2,897,076**	**4,248,870**
Total liabilities							**6,130,351**

152

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Class of liability	Currency	As of December 31, 2024					
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities							
Other non-current financial liabilities	USD	-	-	129,683	-	3,120,228	3,249,911
Other non-current financial liabilities	CLF	-	-	-	-	350,671	350,671
Subtotal Other non-current financial liabilities		**-**	**-**	**129,683**	**-**	**3,470,899**	**3,600,582**
Non-current lease liabilities	USD	-	23,456	-	10,721	-	34,177
Non-current lease liabilities	CLP	-	36	-	56	-	92
Non-current lease liabilities	CLF	-	7,287	-	-	-	7,287
Non-current lease liabilities	AUD	-	-	-	19,245	-	19,245
Subtotal non-current lease liabilities		**-**	**30,779**	**-**	**30,022**	**-**	**60,801**
Other non-current provisions	USD	-	33,651	-	-	19,666	53,317
Subtotal Other non-current provisions		**-**	**33,651**	**-**	**-**	**19,666**	**53,317**
Deferred tax liabilities	USD	-	298,379	-	-	-	298,379
Subtotal Deferred tax liabilities		**-**	**298,379**	**-**	**-**	**-**	**298,379**
Provisions for employee benefits, non-current	USD	1,529	12,383	-	-	13,343	27,255
Provisions for employee benefits, non-current	CLP	37,791	-	-	-	-	37,791
Provisions for employee benefits, non-current	MXN	294	-	-	-	-	294
Provisions for employee benefits, non-current	AUD	180	-	-	-	-	180
Provisions for employee benefits, non-current	EUR	87	-	-	-	-	87
Subtotal Provisions for employee benefits, non-current		**39,881**	**12,383**	**-**	**-**	**13,343**	**65,607**
Total non-current liabilities		**39,881**	**375,192**	**129,683**	**30,022**	**3,503,908**	**4,078,686**
Total liabilities							**6,297,502**

b) Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to June of the year	
	2025	2024
	ThUS$	ThUS$
Foreign currency translation loss	1,973	5,606
Foreign currency translation reserve	34,778	(1,074)
Total	**36,751**	**4,532**

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

153

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 26 Income tax and deferred taxes

Tax receivables as of June 30, 2025, and December 31, 2024, are as follows:

26.1 Current and non-current tax assets

(a) Current

Current tax assets	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies (1)	20,373	133,898
Monthly provisional income tax payments, foreign companies	20,348	12,859
Corporate tax credits (2)	5,665	4,603
Taxes in recovery process (1)	511,567	431,783
Total	**557,953**	**583,143**

(b) Non-current

Non-current tax assets	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Total tax paid by SQM Salar (see note 21.3)	59,541	59,541
Foreign company income tax	42	-
Total	**59,583**	**59,541**

(1) The provisional monthly payments of Chilean companies and recoverable taxes are presented net of the specific tax liability for lithium mining activities, amounting to US$188.6 million. See Note 21.3 Tax contingencies.

(2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

154

Notes to the Consolidated Interim Financial Statements
June 30, 2025

26.2 Current tax liabilities

Current tax liabilities	As of June 30, 2025 ThUS$	As of December 31, 2024 ThUS$
National company income tax (1)	22,125	24,687
Foreign company income tax (2)	39,987	55,154
Total	**62,112**	**79,841**

(1) Income tax current - national is presented net of provisional monthly payments by Chilean companies for an amount of US$39.9 million.

(2) The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$21.4 million.

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%.

The Specific mining tax is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama the SQM Salar SpA., and 5% for caliche the SQM Nitratos S.A. extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2025	Income tax 2024
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% +2.5%	21% + 2.5%
South Africa	27%	27%
South Korea	24% (2)	24% (2)
China	25%+12% (1)	25%+12% (1)
Australia	30%	30%

(1) Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%.
(2) Sliding scale from 9% to 24% of taxable income.

155

Notes to the Consolidated Interim Financial Statements
June 30, 2025

26.3 Income tax and deferred taxes

(a) Deferred tax assets and liabilities as of June 30, 2025

Description of deferred tax assets and liabilities as of June 30, 2025	Net position	
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	145,867	-
Property, plant and equipment and capitalized interest	-	(363,087)
Leases recognized under IFRS 16	741	-
Restoration and rehabilitation provision	13,626	-
Manufacturing expenses	-	(122,784)
Employee benefits and unemployment insurance	-	(7,785)
Vacation accrual	8,870	-
Inventory provision	26,070	-
Supply provision	16,871	-
Other employee benefits	8,191	-
Research and development expenses	-	(17,379)
Bad debt provision	230	-
Provision for legal complaints and expenses	3,220	-
Loan acquisition expenses	-	(17,771)
Financial instruments recorded at market value	1,805	-
Specific tax on mining activity	6,930	-
Specific tax on mining activity lithium	4,475	-
Tax loss benefit	128,528	-
Other	-	(6,647)
Foreign items (other)	463	-
Balances to date	**365,887**	**(535,453)**
Net balance		**(169,566)**

156

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(b) Deferred tax assets and liabilities as of December 31, 2024

Description of deferred tax assets and liabilities as of December 31, 2024	Net position	
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	157,503	-
Property, plant and equipment and capitalized interest (1)	-	(314,230)
Leases recognized under IFRS 16	-	(79)
Restoration and rehabilitation provision	5,220	-
Manufacturing expenses	-	(154,906)
Employee benefits and unemployment insurance	-	(8,736)
Vacation accrual	9,001	-
Inventory provision	16,353	-
Supply provision	20,293	-
Other employee benefits	10,291	-
Research and development expenses	-	(17,239)
Bad debt provision	-	(203)
Provision for legal complaints and expenses	2,788	-
Loan acquisition expenses	-	(17,604)
Financial instruments recorded at market value	3,277	-
Specific tax on mining activity	-	(1,398)
Specific tax on mining activity lithium	4,049	-
Tax loss benefit	129,123	-
Other	15,422	-
Foreign items (other)	260	-
Balances to date	**373,580**	**(514,395)**
Net balance		**(140,815)**

(1) This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of June 30, 2025, and December 31, 2024, are as follows:

Movements of deferred tax assets and liabilities	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets	149,062	157,564
Deferred tax liabilities	(318,628)	(298,379)
Total	**(169,566)**	**(140,815)**

157

Notes to the Consolidated Interim Financial Statements
June 30, 2025

SQM Solutions for human progress

(c) Reconciliation of changes in deferred tax assets (liabilities) as of June 30, 2025

Reconciliation of changes in liabilities (assets) in deferred tax	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	157,503	(11,636)	-	(11,636)	145,867
Property, plant and equipment and capitalized interest	(314,230)	(48,857)	-	(48,857)	(363,087)
Leases recognized under IFRS 16	(79)	820		820	741
Restoration and rehabilitation provision	5,220	8,406	-	8,406	13,626
Manufacturing expenses	(154,906)	32,122	-	32,122	(122,784)
Employee benefits and unemployment insurance	(8,736)	827	124	951	(7,785)
Vacation accrual	9,001	(131)	-	(131)	8,870
Inventory provision	16,353	9,717	-	9,717	26,070
Supply provision	20,293	(3,422)	-	(3,422)	16,871
Derivative financial instruments	-	(1,400)	1,400	-	-
Other employee benefits	10,291	(2,100)	-	(2,100)	8,191
Research and development expenses	(17,239)	(140)	-	(140)	(17,379)
Bad debt provision	(203)	433	-	433	230
Provision for legal complaints and expenses	2,788	432	-	432	3,220
Loan approval expenses	(17,604)	(167)	-	(167)	(17,771)
Financial instruments recorded at market value	3,277	-	(1,472)	(1,472)	1,805
Specific tax on mining activity	(1,398)	8,329	(1)	8,328	6,930
Specific tax on mining activity lithium	4,049	455	(29)	426	4,475
Tax loss benefit	129,123	(595)	-	(595)	128,528
Others	15,422	(22,069)	-	(22,069)	(6,647)
Foreign items (other)	260	203	-	203	463
Total temporary differences, unused losses and unused tax credits	**(140,815)**	**(28,773)**	**22**	**(28,751)**	**(169,566)**

158

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(d) Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2024

Reconciliation of changes in tax assets (liabilities) in deferred tax	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(163,837)	-	(163,837)	157,503
Property, plant and equipment and capitalized interest	(288,619)	(25,611)	-	(25,611)	(314,230)
Leases recognized under IFRS 16	503	(582)	-	(582)	(79)
Restoration and rehabilitation provision	6,336	(1,116)	-	(1,116)	5,220
Manufacturing expenses	(159,879)	4,973	-	4,973	(154,906)
Employee benefits and unemployment insurance	(9,438)	1,567	(865)	702	(8,736)
Vacation accrual	9,373	(372)	-	(372)	9,001
Inventory provision	34,718	(18,365)	-	(18,365)	16,353
Supply provision	14,405	5,888	-	5,888	20,293
Derivative financial instruments	-	3,049	(3,049)	-	-
Other employee benefits	6,561	3,730	-	3,730	10,291
Research and development expenses	(16,046)	(1,193)	-	(1,193)	(17,239)
Bad debt provision	1,957	(2,160)	-	(2,160)	(203)
Provision for legal complaints and expenses	2,932	(144)	-	(144)	2,788
Loan approval expenses	(12,735)	(4,869)	-	(4,869)	(17,604)
Financial instruments recorded at market value	(52,016)	-	55,293	55,293	3,277
Specific tax on mining activity	(3,303)	1,900	5	1,905	(1,398)
Specific tax on mining activity lithium	-	4,049	-	4,049	4,049
Tax loss benefit	74,347	54,776	-	54,776	129,123
Others	(22,963)	38,385	-	38,385	15,422
Foreign items (other)	75	(1,682)	1,867	185	260
Total temporary differences, unused losses and unused tax credits	**(92,452)**	**(101,614)**	**53,251**	**(48,363)**	**(140,815)**

(e) Deferred taxes related to benefits for tax losses

The Company's tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries.

As of June 30, 2025, and December 31, 2024, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chile	38,961	44,525
Foreign	89,567	84,598
Total	**128,528**	**129,123**

The tax losses as of June 30, 2025, which are the basis for these deferred taxes, correspond mainly to SQM Salar SpA., SQM Potasio SpA., Orcoma SpA., SCM Búfalo, SQM Europe N.V, SQM North América Corp, SQM Holland B.V., SQM Iberian S.A., Sichuan Dixin New Energy Co. Ltd., SQM Colombia SAS, SQM Comercial Perú S.A.C. y SQM Australia Pty Ltd.

(f) Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2025, and December 31, 2024 are detailed as follows::

Movements in deferred tax assets and liabilities	Assets (liabilities)	
	As of June 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(140,815)	(92,452)
Increase (decrease) in deferred taxes in profit or loss	(28,773)	(101,614)
Increase (decrease) deferred taxes in equity	22	53,251
Total	**(169,566)**	**(140,815)**

159

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(g) Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefits are detailed as follows:

Disclosures on income tax (expense) benefits	(Expense) Income	
	As of June 30, 2025 ThUS$	As of June 30, 2024 ThUS$
Current income tax (expense) benefit		
Current tax (expenses)	(93,033)	(98,836)
Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences	(28,771)	(35,432)
Current income tax expense, net, total	**(121,804)**	**(134,268)**
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(9,154)	(1,106,967)
Income tax expense	**(130,358)**	**(1,241,235)**

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income	
	As of June 30, 2025 ThUS$	As of June 30, 2024 ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net		
Current income tax (expenses), foreign parties, net	(33,239)	(18,865)
Current income tax (expenses), domestic, net	(59,794)	(79,971)
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(9,154)	(1,106,967)
Current income tax expense, net, total	**(102,187)**	**(1,205,803)**
Deferred tax benefit (expense) by foreign and domestic parties, net		
Current income tax (expense) benefit, foreign parties, net	(8,046)	36,210
Current income tax (expense) benefit, domestic, net	(20,725)	(71,642)
Deferred tax expense, net, total	**(28,771)**	**(35,432)**
Income tax expense	**(130,958)**	**(1,241,235)**

(h) Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of June 30, 2025		
	Amount before taxes (expense) gain ThUS$	(Expense) income for income taxes ThUS$	Amount after taxes ThUS$
Income (losses) from defined benefit plans	(439)	94	(345)
Cash flow hedge	(5,186)	1,400	(3,786)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	5,451	(1,472)	3,979
Total	**(174)**	**22**	**(152)**

Income tax related to other income and expense components with a charge or credit to net equity	As of June 30, 2024		
	Amount before taxes (expense) gain ThUS$	(Expense) income for income taxes ThUS$	Amount after taxes ThUS$
Gains (losses) from defined benefit plans	6,074	(1,613)	4,461
Cash flow hedge	4,362	(1,178)	3,184
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(810)	(1,554)	(2,364)
Total	**9,626**	**(4,345)**	**5,281**

160

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter "c", the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company's tax benefit (expense).

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax Expense (Benefit)	(Expense) Benefit	
	As of June 30, 2025	As of June 30, 2024
	ThUS$	ThUS$
Consolidated income before taxes	358,678	587,375
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	**(96,843)**	**(158,591)**
Net effect of royalty tax payments	6,488	(1,064)
Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3) (1)	(9,023)	(1,089,828)
Net effect of other additional taxes	(27,910)	-
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(1,474)	419
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(4,689)	(2,217)
Effect due to the difference in tax rates related to abroad subsidiaries	772	460
Other tax effects from reconciliation between accounting profit and tax expense	1,721	9,586
Tax expense using the effective tax rate	**(130,958)**	**(1,241,235)**

(1) The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$ 131.

Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes.

(j) Tax periods potentially subject to verification:

The Group's Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i) Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

161

Notes to the Consolidated Interim Financial Statements
June 30, 2025

(ii) United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii) Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv) Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v) Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi) South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii) China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii) South Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

(ix) Australia:

Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier.

162

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Nota 27 Environment

27.1 Disclosures of disbursements related to the environment

The Company develops environmental monitoring and oversight plans for all its operations. These plans are based on specialized scientific studies. Monitoring relevant variables for each project allows the Company to verify the condition of the ecosystems being protected. The activities outlined in these plans are regularly reported to officials, in accordance with the commitments made in the resolutions that approve the SQM Group's various projects. Specifically for the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com) that allows anyone to access all the environmental information compiled by the Company, in line with its commitments.

The Company maintains environmental monitoring across its operational systems, supported by numerous studies that integrate diverse scientific efforts from renowned research centers, both nationally and internationally, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

In the last quarter of 2023, SQM underwent a strategic restructuring that resulted in two independent business divisions: SQM Lithium and SQM Iodine and Plant Nutrition. This decision was made to focus on each division's specific challenges and opportunities, allowing for more efficient, specialized management and greater potential for sustainable growth over the long term.

SQM Lithium

SQM Lithium continues with the Sustainable Development Plan, which sets specific, measurable targets aimed at making SQM a global leader in sustainability. The main targets include:

- i) A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).
- ii) A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by compared to the environmental permit.
- iii) Ensure that all our products are carbon neutral by 2040 and in the case of lithium and potassium chloride, this goal is for 2030.
- iv) Stimulate more and better instances for dialog with the communities near the operations.

By the end of 2024, freshwater use has already decreased by 55%, surpassing the original 2030 goal. The updated plans aim to reduce brine by 50% by 2028, and we are aligning and updating our initial climate change targets to adhere to science-based objectives with special emphasis on scope 1 and 2 emissions. Throughout 2025, we have made progress on these targets, beginning with quarterly monitoring of sustainability indicators. This approach has enabled us to identify and implement initiatives that support achieving these goals.

SQM Iodine and Plant Nutrition

SQM Iodine and Plant Nutrition's sustainability goals are focused on six key strategic areas:

- i) Water: our operations currently rely entirely on inland water. We plan to incorporate non-continental water sources to cut this dependency by 40% by 2035.
- ii) Safety: achieving operational performance without serious accidents or fatalities.
- iii) Decarbonization: aim for a 30% reduction in Scope 1 and 2 GHG emissions intensity by 2035 (based on 2023) and continue exploring low-carbon technologies.
- iv) Local Impact:
    - a. Strengthen our network of local suppliers, with the target of having at least 30% local suppliers by 2030.
    - b. Promote hiring local talent where we operate through programs like Training and Apprenticeships and SQMentors.

163

Notes to the Consolidated Interim Financial Statements
June 30, 2025

c. Foster lasting relationships with communities through open dialogue, trust, and collaboration.

v) v) Innovation: Enhance efficiency, circular economy practices, digitization and sustainable agricultural solutions.

vi) Integrity: Uphold a culture grounded in ethics, transparency and regulatory compliance

In 2024, we set these sustainability targets as our roadmap for the coming years. We are now developing a work plan that will help us make steady progress on each of these goals, with clear management and follow-up mechanisms.

27.2 Detailed information on disbursements related to the environment

The cumulative disbursements by the Company and its subsidiaries as of June 30, 2025, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 19,987. The principal environmental expenses are as follows:

- Environmental departments **67%**: Implementation of environmental commitments related to projects approved in the SEIA and development of new projects.

- Other environmental expenses **33%**: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

164

Notes to the Consolidated Interim Financial Statements
June 30, 2025

The main disbursements for the years by subsidiary and project are as follows:

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	13,317	20,565	20,828	12-31-2025
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	-	45	-	06-30-2025
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	4	943	14	12-31-2025
SQM S.A.	01-F001300 - EIA Seawater Impulsion System (SIAM PB).	EIA Seawater Impulsion System (SIAM PB).	Environmental processing	Assets	324	1,173	3,074	12-31-2026
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	-	165	-	06-30-2025
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up	Sustainability: Environment and Risk Prevention	Expense	1	2	225	12-31-2025
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43	Environmental processing	Assets	-	6	1	12-31-2025
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste)	Sustainability: Environment and Risk Prevention	Expense	-	4	4	12-31-2025
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities	Sustainability: Environment and Risk Prevention	Assets	26	14	400	12-31-2026
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project's environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	207	5,598	1,245	12-31-2025
Subtotal					**13,879**	**28,515**	**25,791**	

165

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	-	48	-	06-30-2025
SQM S.A.	01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system	Self-contained electrical back-up for Puquios de Llamara power system	Sustainability: Environment and Risk Prevention	Assets	5	48	4	09-30-2025
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	60	35	-	06-30-2025
SQM S.A.	01-I075800 - Liquid SO2 piloting in Stripping Plant 3 NV.	Liquid SO2 piloting in Stripping Plant 3 NV.	Sustainability: Environment and Risk Prevention	Assets	-	482	-	06-30-2025
SQM S.A.	01-I080400 -Double scrubber tests Plant 3 NV.	Double scrubber tests Plant 3 NV.	Sustainability: Environment and Risk Prevention	Assets	-	189	-	06-30-2025
SQM S.A.	01-I080900 - Humberstone deposit.	Humberstone deposit.	Sustainability: Environment and Risk Prevention	Assets	-	-	66	12-31-2025
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	5	17	7	12-31-2025
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	23	-	-	06-30-2025
SQM Industrial S.A.	01-I082500 - Implementation of environmental commitments EIA Llamara, year 2024.	Implementation of environmental commitments EIA Llamara, year 2024.	Sustainability: Environment and Risk Prevention	Assets	288	-	211	12-31-2025
SQM Industrial S.A.	04-A014700 - Analytical Development Equipment 2024.	Analytical Development Equipment 2024.	Sustainability: Environment and Risk Prevention	Assets	32	43	-	06-30-2025
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	-	176	-	06-30-2025
Subtotal					**413**	**1,038**	**288**	

166

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	42	32	40	12-31-2025
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	-	5,475	-	06-30-2025
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	-	73	37	12-31-2025
SQM Industrial S.A.	04-I080800 - Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Sustainability: Environment and Risk Prevention	Assets	792	2,040	893	12-31-2026
SQM Industrial S.A.	04-I082700 - Construction of TEA Solar Evaporation Ponds.	Construcción Pozas de Evaporación Solar TEA.	Sustainability: Environment and Risk Prevention	Assets	-	582	-	06-30-2025
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	276	-	-	06-30-2025
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS).	Sustainability: Environment and Risk Prevention	Expense	1	39	-	06-30-2025
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO_3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Sustainability: Environment and Risk Prevention	Expense	96	149	74	12-31-2025
SQM Industrial S.A.	04-J022800 - Light pollution adjustment (DS 43) INDUSTRIAL	The project considers the installation and standardization of Coya Sur and María Elena lighting fixtures.	Sustainability: Environment and Risk Prevention	Assets	133	324	102	12-31-2025
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43	Environmental processing	Assets	-	20	-	06-30-2025
Subtotal					**1,340**	**8,734**	**1,146**	

167

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J028700 Implementation of electromobility pilot project for the transportation of people	A light electric vehicle pilot project to compile experiences and gather operational data and strategic designs to determine the requirements for a future implementation of a vehicle fleet. Control of variables including autonomy, charge times, vehicle wear and tear, user experience and driving safety.	Sustainability: Environment and Risk Prevention	Assets	-	3	44	12-31-2025
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	-	52	-	06-30-2025
SQM Industrial S.A.	04-J039600 - Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Sustainability: Environment and Risk Prevention	Expense	-	8	285	12-31-2026
SQM Industrial S.A.	04-J040700 - Historical waste management NY.	Historical waste management NY.	Sustainability: Environment and Risk Prevention	Assets	112	76	1,418	12-31-2027
SQM Industrial S.A.	04-S035500 - Field and Prefeasibility Studies Green NH3 Project	FEL 1 profile study for ThUS$200, field studies for ThUS$75	Environmental processing	Assets	11	558	6	12-31-2025
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	-	77	-	06-30-2025
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	-	34	10	12-31-2025
SQM Nitratos S.A.	12-I079600 - Implementation of Archaeological Measures 2024.	Implementation of Archaeological Measures 2024.	Environmental processing	Assets	380	2,438	7	12-31-2025
Orcoma Spa	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	4	65	30	12-31-2025
Subtotal					**507**	**3,311**	**1,800**	

168

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-A014900 - M1 and lithium chemical plant digitalization	M1 and lithium chemical plant digitalization	Sustainability: Environment and Risk Prevention	Expense	-	2,212	624	12-31-2025
SQM Salar SpA	19-C012800 - Capture of CO_2	This project consists of taking advantage of CO_2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	-	866	92	12-31-2025
SQM Salar SpA	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	-	18	12-31-2025
SQM Salar SpA	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	-	5	54	09-30-2025
SQM Salar SpA	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	-	23	52	09-30-2025
SQM Salar SpA	19-C018500 - PCA maintenance	PCA maintenance	Sustainability: Environment and Risk Prevention	Assets	-	-	29	12-31-2025
SQM Salar SpA	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	1	8	-	06-30-2025
SQM Salar SpA	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant	Environmental processing	Assets	-	-	13	12-31-2025
SQM Salar SpA	19-C023500 - Compliance with standard DS594 - Li_2CO_3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	114	-	06-30-2025
SQM Salar SpA	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	123	2	12-31-2025
SQM Salar SpA	19-C024200 - Water and energy meters - pilot plants	Water and energy meters - pilot plants	Sustainability: Environment and Risk Prevention	Assets	-	64	-	06-30-2025
Subtotal					**1**	**3,415**	**884**	

169

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-C026700 - Implementation of L1-L2-L3 LiOH flowmeters	Implementation of L1-L2-L3 LiOH flowmeters	Sustainability: Environment and Risk Prevention	Assets	12	311	47	09-30-2025
SQM Salar SpA	19-L025300 - Compliance with water health resolution	The regularization of the potable water system and the sewage disposal of the sewage disposal system	Sustainability: Environment and Risk Prevention	Assets	213	26	-	06-30-2025
SQM Salar SpA	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Assets	-	11	37	12-31-2025
SQM Salar SpA	19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	-	45	-	06-30-2025
SQM Salar SpA	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	-	23	-	06-30-2025
SQM Salar SpA	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	-	-	190	12-31-2025
SQM Salar SpA	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position.	Sustainability: Environment and Risk Prevention	Expense	211	1	60	12-31-2025
SQM Salar SpA	19-L045400 - New DLE technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration	Environmental processing	Assets	50	41	311	12-31-2025
Subtotal					**486**	**458**	**645**	

170

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine	Environmental processing	Assets	-	-	382	12-31-2025
SQM Salar SpA	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition	Sustainability: Environment and Risk Prevention	Expense	-	251	7	12-31-2025
SQM Salar SpA	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	-	215	-	06-30-2025
SQM Salar SpA	19-L047700 - Expansion of the Salar de Atacama Interplant camp	Expansion of the Salar de Atacama Interplant camp	Sustainability: Environment and Risk Prevention	Assets	78	80	575	12-31-2025
SQM Salar SpA	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	-	113	-	06-30-2025
SQM Salar SpA	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	-	-	4	12-31-2025
SQM Salar SpA	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	-	-	32	12-31-2025
SQM Salar SpA	19-L052900 - VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	Sustainability: Environment and Risk Prevention	Assets	133	292	55	12-31-2025
SQM Salar SpA	19-L053600 - Semi-trailer with electric water tank	Semi-trailer with electric water tank	Sustainability: Environment and Risk Prevention	Assets	-	185	-	06-30-2025
SQM Salar SpA	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	-	12	-	06-30-2025
Subtotal					**211**	**1,148**	**1,055**	

171

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended June 30, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement
SQM Salar SpA	19-S016500 - Incorporation of Artificial Intelligence prediction models	Incorporation of Artificial Intelligence prediction models	Sustainability: Environment and Risk Prevention	Assets	-	-	7	12-31-2025
SQM Salar SpA	19-S021500 - SK Improvements -1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	-	1	3	12-31-2025
SQM Salar SpA	19-S024700 - Development of tool for monthly meteorological data reporting committed in the community development plan	Development of tool for monthly meteorological data reporting committed in the community development plan	Sustainability: Environment and Risk Prevention	Expense	-	-	50	09-30-2025
SQM Salar SpA	19-S025600 - Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Sustainability: Environment and Risk Prevention	Assets	-	13	17	12-31-2025
SQM Salar SpA	19-S036200 - Tilopozo studies and analysis of variables	Tilopozo studies and analysis of variables	Sustainability: Environment and Risk Prevention	Assets	-	61	49	12-31-2025
SQM Salar SpA	19-S037800 - Sustainability Fund 2024	Miscellaneous expenses related to the development of projects in the area of Sustainability in 2024.	Sustainability: Environment and Risk Prevention	Expense	54	459	1,437	12-31-2025
SQM Salar SpA	19-C035100 - Detail engineering and construction and recovery of heat dryers	Detail engineering and construction and recovery of heat dryers	Sustainability: Environment and Risk Prevention	Assets	-	-	160	12-31-2026
SQM Salar SpA	19-C039200 - Purchase and installation of automatic sifting machine	Purchase and installation of automatic sifting machine	Sustainability: Environment and Risk Prevention	Assets	771	-	669	12-31-2025
SQM Salar SpA	19-C039400 - Integration of Lithium Solutions through NF1-NF1A-NF2	Integration of Lithium Solutions through NF1-NF1A-NF2	Sustainability: Environment and Risk Prevention	Assets	2,325	-	7,533	12-31-2026
Subtotal					**3,150**	**534**	**9,925**	
Total					**19,987**	**47,153**	**41,534**	

172

Notes to the Consolidated Interim Financial Statements
June 30, 2025

Note 28 Events occurred after the reporting date

28.1 Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS 34 "Interim Financial Information" incorporated into the Accounting Standards IAS for the year ended June 30, 2025 were approved and authorized for issue by the Board of Directors on August 19, 2025.

28.2 Disclosures on events occurring after the reporting date

Management is not aware of any significant events that occurred between June 30, 2025 and the date of issuance of these consolidated financial statements that may significantly affect them.

173